MANAGEMENT INFORMATION CIRCULAR

Notice of Annual & Special Meeting of Shareholders
May 13, 2010

Dated April 13, 2010

2009 MANAGEMENT INFORMATION CIRCULAR

GAMMON GOLD INC.
400-1701 Hollis Street
PO Box 2067
Halifax, Nova Scotia B3J 2Z1

Notice of Annual & Special Meeting of Shareholders

NOTICE IS HEREBY GIVEN that an Annual & Special Meeting of the Shareholders of Gammon Gold Inc. (the “Corporation”) will be held at the Fairmont Queen Elizabeth Hotel, in the Gatineau Room, 900 René Levesque Blvd. W. Montreal, Quebec H3B 4A5 on Thursday, May 13, 2010, at the hour of 9:00 a.m. (Eastern Standard time) for the following purposes:

1.	To receive and consider the audited consolidated financial statements of the Corporation for the year ended December 31, 2009, together with the report of the auditors thereon;

2.	To elect Directors;

3.	To re-appoint auditors and to authorize the Directors to fix their remuneration;

4.

To consider, and, if thought fit, pass an ordinary resolution of Shareholders amending the Corporation’s Stock Option Plan for the Directors, officers, employees and consultants of the Corporation and its subsidiaries (the “Stock Option Plan”) to increase the maximum number of common shares reserved for grants of stock options under the Stock Option Plan, since its inception, from 25,000,000 to 26,000,000 common shares, as more particularly described in the attached Management Information Circular (the full text of the Stock Option Plan, as amended, and the proposed ordinary resolution are attached to the Management Information Circular as Schedules “B” and “C”, respectively);

5.

To consider, and if thought fit, pass a ordinary resolution amending to the Stock Option Plan to include a change of control provision, so that all outstanding stock options shall vest immediately in the event of a change of control, as more particularly described in the attached Management Information Circular (the full text of the Stock Option Plan, as amended, and the proposed ordinary resolution are attached to the Management Information Circular as Schedules “B” and “D”, respectively);

6.

To consider and, if thought fit, pass an ordinary resolution of Shareholders approving the implementation of a deferred share unit plan for the Directors and Senior Officers of the Corporation (the “Deferred Share Unit Plan”), and the reservation of 1,000,000 common shares of the Corporation for issuance thereunder (the full text of the Deferred Share Unit Plan, and the proposed ordinary resolution are attached to the Management Information Circular as Schedules “E” and “F”, respectively); and

7.	To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

2009 MANAGEMENT INFORMATION CIRCULAR

This notice is accompanied by a form of proxy, a Management Information Circular and the audited consolidated financial statements of the Corporation for the year ended December 31, 2009. Shareholders who are unable to attend the meeting in person are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the meeting.

DATED at Halifax, Nova Scotia this 13th day of April, 2010.

By Order of the Board
(Signed): “Ronald Smith”
Ronald Smith
Interim Chairman of the Board

2009 MANAGEMENT INFORMATION CIRCULAR

2009 MANAGEMENT INFORMATION CIRCULAR

Deferred Share Unit Plan	33
TERMINATION AND CHANGE OF CONTROL BENEFITS	34
DIRECTOR COMPENSATION	36
Retainer Fees	37

SECTION IV - CORPORATION GOVERNANCE	38
INDEPENDENCE OF THE BOARD OF DIRECTORS	39
Meetings without Management	42
MANDATE OF THE BOARD OF DIRECTORS	42
POSITION DESCRIPTIONS	43
EXPECTATIONS OF MANAGEMENT	43
DIRECTOR NOMINATION PROCESS	43
ORIENTATION AND CONTINUING EDUCATION	44
RETIREMENT AGE	44
CODE OF CONDUCT	44
BOARD EFFECTIVENESS	44
COMMITTEES OF THE BOARD OF DIRECTORS	44
Audit Committee	44
Nominating & Corporate Governance Committee	46
Compensation Committee	47
Environmental, Health & Safety Committee	48
SHAREHOLDER COMMUNICATIONS	49
INTEREST OF MANAGEMENT & OTHERS IN MATERIAL TRANSACTIONS	49
INDEBTEDNESS OF DIRECTORS AND OFFICERS	50
OTHER BUSINESS	50
ADDITIONAL INFORMATION	50
BOARD OF DIRECTORS APPROVAL	50

SCHEDULES
A – Gammon Gold Inc. Audit Committee Charter	A1-A3
B – Amended Stock Option Plan	B1-B8
C – Resolution to Approve Increase to the Stock Option Plan	C1
D – Resolution to Approve Amendments to the Stock Option Plan	D1
E – Deferred Share Unit Plan	E1-E15
F – Resolution to Approve Deferred Share Unit Plan.	F1

2009 MANAGEMENT INFORMATION CIRCULAR

GAMMON GOLD INC.
400-1701 Hollis Street
PO Box 2067
Halifax, Nova Scotia B3J 2Z1

MANAGEMENT INFORMATION CIRCULAR

This Management Information Circular is furnished in connection with the Annual & Special Meeting (the "Meeting") of the holders of common shares ("Shareholders") of Gammon Gold Inc. ("Gammon", “Gammon Gold” or the "Corporation") to be held on Thursday, May 13, 2010 at 9:00 a.m. (Eastern Standard Time) at the Fairmont Queen Elizabeth Hotel, in the Gatineau Room, 900 René Levesque Blvd. W., Montreal, Quebec, H3B 4A5 and at any continuation thereof after an adjournment.

Except as otherwise stated, the information contained herein is given as of December 31, 2009 and all amounts shown herein are in Canadian Dollars.

Under the securities laws of the United States, the Corporation is a "foreign private issuer" and, accordingly, is not subject to the proxy rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

SECTION I – VOTING INFORMATION

SOLICITATION OF PROXIES

The enclosed proxy is being solicited by or on behalf of the Management of the Corporation. The mailing to Shareholders of this Circular will be on or about April 22, 2010. The cost of soliciting proxies will be borne by the Corporation. While most proxies will be solicited by mail only, regular employees of the Corporation may also solicit proxies by telephone or in person. Such employees will receive no additional compensation for these services other than their regular salaries, but will be reimbursed for their reasonable expenses.

The Corporation will provide proxy materials to brokers, custodians, nominees and fiduciaries and will request that such materials be promptly forwarded to the beneficial owners of common shares registered in the names of such brokers, custodians, nominees and fiduciaries. The Corporation will reimburse brokers, custodians, nominees and fiduciaries for their reasonable charges and expenses incurred in forwarding proxy materials to beneficial owners of common shares.

VOTING GAMMON GOLD COMMON SHARES

The Board of Directors of Gammon have fixed April 5, 2010 as the record date for the purpose of determining Shareholders entitled to receive Notice of the Meeting (the "Meeting Record Date").

The Corporation will prepare, no later than ten (10) days following the Meeting Record Date, a list of Shareholders entitled to vote as of the Meeting Record Date, showing the number of common shares held by each such shareholder. Each person named on the list of Shareholders is entitled to one (1) vote for each common share held, except to the extent that: (i) the shareholder has transferred any common shares after the Meeting Record Date; and (ii) the transferee of those common shares produces properly endorsed share certificates or otherwise establishes ownership of those common shares and requests not later than ten (10) days before the date of the Meeting that the transferee's name be included on such list before the Meeting, in which case the transferee is entitled to vote those common shares at the Meeting.

Shareholders may also cast their vote electronically or by telephone by following the instructions on the enclosed form of proxy or voting instruction form.

REGISTERED SHAREHOLDERS

Registered Shareholders are Shareholders whose common shares are held in their own name and they will have received a proxy form in their own name.

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NON-REGISTERED/BENEFICIAL SHAREHOLDERS

Beneficial Shareholders are Shareholders who do not hold their common shares in their own name, but rather in the name of a nominee - this could be a bank, trust company, securities broker or other financial institution (and is known as holding the common shares in "street form").

If you are a non-registered shareholder, there are two (2) ways you can vote your common shares held by your nominee. Your nominee is required to seek voting instructions from you in advance of the Meeting in accordance with securities laws, and so you will receive, or will have already received from your nominee, a request for voting instructions or a proxy form for the number of common shares you hold. Every nominee has its own mailing procedures and provides its own signing and return instructions. Therefore, please follow them in order to make sure that your common shares are voted.

Alternatively, if you wish to vote in person at the Meeting, please insert your own name in the space provided on the "Request for Voting Instructions" or proxy form to appoint yourself as proxyholder and follow the signing and return instructions of your nominee. Non-registered Shareholders who appoint themselves as proxyholders should, at the Meeting, present themselves to a representative of Computershare Trust Company of Canada.

APPOINTMENT OF PROXY HOLDERS

The persons named in the enclosed form of proxy are Directors and/or officers of Gammon. A Shareholder has the right to appoint some other person (who need not be a Shareholder) to attend and to act for and on behalf of such Shareholder at the Meeting. To exercise this right, the shareholder must either insert the name of the desired person in the blank space provided in the proxy and strike out the other names or submit another proper form of proxy and, in either case, deliver the completed proxy by post or other form of delivery to Gammon at its registered office at 400-1701 Hollis Street, PO Box 2067, Halifax, Nova Scotia B3J 2Z1, or to the transfer agent for the common shares, Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2YI, in either case to be received not later than the close of business on May 11, 2010 or, in the event of an adjournment, not later than two (2) business days preceding the day to which the Meeting is adjourned.

All common shares represented by a properly executed and deposited proxy will be voted or withheld from voting on the matters identified in the Notice of Meeting in accordance with the instructions of the shareholder as specified thereon.

If you have appointed a person who was designated by Gammon to vote on your behalf as provided in the enclosed form of proxy and you do not provide any instructions concerning any matter identified in the Notice of Meeting, the common shares represented by such proxy will be voted:

1.	FOR the election of the persons nominated for election as Directors of Gammon;

2.	FOR the re-appointment of KPMG LLP, Chartered Accountants, as auditor of Gammon and to authorize the Board of Directors to fix the remuneration of the auditor;

3.

FOR the approval of the amendments to the Corporation’s Stock Option Plan to increase the maximum number of common shares reserved for issuance under the Stock Option Plan from 25,000,000 to 26,000,000 common shares;

4.	FOR the approval of the amendments to the Corporation’s Stock Option Plan to provide for early vesting on a change of control; and

5.

FOR the approval of the implementation of the Deferred Share Unit Plan of the Corporation effective July 1, 2010 and the reservation of 1,000,000 common shares of the Corporation for issuance thereunder.

The enclosed form of proxy, when properly signed, confers discretionary authority on the person or persons named to vote on any amendment to matters identified in the Notice of Meeting and on any other matter properly coming before the Meeting. Management is not aware of any such matter; however, if such matter properly comes before the Meeting, the proxies will be voted at the discretion of the person or persons named therein.

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REVOCABILITY OF PROXIES

A shareholder executing the enclosed form of proxy has the right to revoke it at any time before it is exercised. Relevant provisions of the Companies Act (Quebec) (the "QCA") provide that a shareholder may revoke a proxy by depositing an instrument in writing, executed by the shareholder or by an attorney authorized in writing, at, or by transmitting, by telephonic or electronic means or any other manner permitted by law, a revocation to, the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or by depositing such instrument with the Chair of the Meeting on the day of the Meeting, or any adjournment thereof, or in any other manner permitted by law.

VOTING SHARES AND PRINCIPAL SHAREHOLDERS

The authorized capital of the Corporation consists of an unlimited number of common shares. As of April 13, 2010, there were 138,424,469 common shares outstanding. Each common share carries the right to one (1) vote on any matter properly coming before the Meeting. A quorum for the meeting of Shareholders is two (2) persons present in person or by proxy and authorized to vote.

To the knowledge of the Directors and officers of Gammon, the only person or company that beneficially owns, or controls or directs , directly or indirectly, more than 10% of the outstanding common shares is:

Name and Address of Beneficial Owner	Number of Common Shares(1)	% of Class(2)
Canadian Depositary for Securities Limited	129,830,949	93.80%

Notes:
1.	Based upon public filings with securities regulatory authorities in Canada on SEDAR.
2.	Calculated on the basis of 138,424,469 common shares outstanding as of April 13, 2010.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

The Directors (including proposed Directors) and officers of the Corporation have a material interest in the proposed resolutions to amend the Stock Option Plan and to adopt the Deferred Share Unit Plan (as described herein), because such persons are eligible to be granted stock options under the Stock Option Plan and awarded Deferred Share Units under the Deferred Share Unit Plan.

Except as set forth above, no (i) Director or executive officer of the Corporation who has held such position at any time since January 1, 2009, (ii) proposed nominee for election as a Director of the Corporation, or (iii) associate or affiliate of a person in (i) or (ii), has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

SECTION II – BUSINESS OF THE MEETING

FINANCIAL STATEMENTS AND AUDITORS’ REPORT

The audited consolidated financial statements of Gammon for the year ended December 31, 2009, the auditors’ report on those financial statements, and the Management's Discussion & Analysis for the year ended December 31, 2009, are posted on the Corporation’s website, www.gammongold.com. Additional copies may be obtained from Gammon upon request.

ELECTION OF DIRECTORS

The articles of Gammon provide that the board of Directors of Gammon (the "Board of Directors") shall consist of a minimum of three (3) and a maximum of nine (9) Directors and the number may be fixed from time to time by the Board of Directors. The Board of Directors has set the number of Directors to be elected at the Meeting at nine (9).

The nominees for election as Directors of Gammon are listed below, seven (7) of whom are currently serving as Directors of Gammon. The persons proposed for election are, in the opinion of the Board of Directors and Management, well qualified to act as Directors for the forthcoming year.

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Each such nominee, if elected, will serve until the next Annual Meeting of Shareholders or until his successor is duly elected or appointed. Management has been informed that each nominee is willing to serve as a Director, if elected. Management recommends a vote for all nominees for election as Directors of the Corporation.

The following table sets out the names of the nine (9) nominees, their principal occupation or employment and the year from which each current Director has continually served as a Director of Gammon. The table also sets out, as of April 13, 2010, the number and value of common shares owned by each of them or over which control or direction is exercised by each of them, and the number and value of stock options which they hold in Gammon.

BOARD RENEWAL AND DIRECTOR SELECTION

The Nominating & Corporate Governance Committee has developed criteria to assist in the selection of Director nominatees. Nominees must have experience, skills, time and commitment necessary to fulfill the Directors’ responsibilities. Korn/Ferry International, the world’s largest executive search firm, has been retained by the Nominating & Corporate Governance Committee to assist in finding qualified candidates who meet the relevant selection criteria.

In the search for Director candidates, the Nominating & Corporate Governance Committee considers, among other things , the skills and experience of each Director nominee as identified in the Board of Directors’ Skills Matrix below which also reflects the current strengths of the Board as a whole.

BOARD OF DIRECTORS’ SKILLS MATRIX

Skills & Experience	Ronald Smith	George Elliott	Terrence Cooper	Rene Marion	Luis Chavez	Colin Benner	Richard Colterjohn	Alan Edwards	Joseph Spiteri
Managing/Leading Growth
Senior executive experience driving strategic insight and direction to encourage innovation and conceptualize key trends to continuously challenge the organization to sharpen its vision while achieving significant organic growth.	×	×		×		×	×	×	×
International
Senior executive experience working in an organization with global operations where Gammon is or may be active. Has a thorough understanding of different cultural, political and regulatory requirements.				×	×	×	×	×	×
CEO / Senior Officer Experience working as a CEO or senior officer for a major organization with international operations.	×	×		×		×	×	×
Mining
Senior executive experience in the mining industry combined with a strong knowledge of Gammon’s strategy, markets, competitors, financials, operational issues, regulatory concerns and technology .		×		×	×	×	×	×	×
Legal Experience in the legal field with strong knowledge of legal issues facing publicly traded companies.		×	×
Compensation
Senior executive experience or board compensation committee participation with a thorough understanding of compensation, benefit and pension programs, legislation and agreements. This includes specific expertise in executive compensation programs including base pay, incentives, equity and perquisites.	×	×		×		×	×
Governance/Board Prior or current experience as a board member of a major Canadian or US organization (public, private or non-profit sectors) with international operations.	×	×	×	×	×	×	×	×
Financial Acumen
Senior executive experience in financial accounting and reporting, and corporate finance, especially with respect to debt and equity markets. Familiarity with internal financial controls.	×			×			×
Diversity
Contributes to the board in a way that enhances perspectives through diversity in gender, ethnic background, geographic origin, experience (industry and public, private and non.profit sectors), etc.				×	×
Marketing Expertise
Senior executive experience in the mining marketing industry combined with a strong know ledge of Gammon’s strategy , markets, competitors, financials, operational issues and regulatory concerns.		×		×	×	×	×	×	×

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NOMINEES FOR ELECTION AS DIRECTORS

Colin Benner, 65 Vancouver, British Columbia Canada

Mr. Benner is an experienced mining executive with more than 40 years in the mining industry in senior management and executive roles in Canada and internationally. He was most recently Chairman of PBS Coals Limited, Vice Chairman and CEO of Skye Resources and previously Vice Chairman and CEO of Lundin Mining Corporation as well as EuroZinc Mining Corporation. Mr. Benner also serves on a number of public company boards in the mining industry in Canada. He is a member of the Association of Professional Engineers of Ontario, the Canadian Society of Professional Engineers as well as a member of the Association of Professional Engineers and Geoscientists of British Columbia, the Association of Professional Engineers and Geoscientists of Nunavut, the Society of Mining Engineers of the AIME and the Canadian Institute of Mining. Mr. Benner is also a Registered ICD-DP.

Gammon Board Details:
• Director since April 12, 2010
• Proposed to become the Chairman of the Board
• Independent

Public Board Memberships During Last Five Years:
	• Lundin Mining Corporation, 2006 to present	• Breakwater Resources Limited, 1995 to 2005
	• Troon Ventures Limited, 2008 to present	• Major Drilling Group International , 2002 to 2007
	• Corsa Capital Limited (Chairman), 2009 to present	• Dundee Precious Metals Incorporated, 2005 to 2007
	• Creston Moly Corporation (Chairman), 2008 to present	• Goldhawk Resources Incorporated, 2003 to 2008
	• Polaris Minerals Incorporated, 2009 to April 2010	• PBS Coals Corporation, 2007 to 2008
	• Capstone Mining Corporation (Chairman), 2008 to present	• Aurelian Resources Incorporated, 2008
	• Adriana Resources Incorporated, November 2009 to present	• Western Canadian Coal Corporation, 2001 to2006
	• Lara Exploration Limited, 2008	• HubBay Minerals Incorporated, 2008 to 2009
• Sherwood Copper Corporation, 2006 to 2008
• Skye Resources Incorporated, 2008

Principal Occupation – Chairman, Capstone Mining Corporation

Common Shares Held – as at April 13, 2010
Common Shares		Total Market Value of Common Shares		Minimum Ownership
(#)		($)(1)		Requirement
Nil		$Nil		None

Stock Options Held – as at April 13, 2010
Value of Unexercised
		Total Unexercised	Exercise Price	in-the-money options
Date Granted	Expiry date	(#)	($)	($)(2)
April 13, 2010	April 13, 2017	150,000	$7.44	$10,500
Total Value of Unexercised in-the-money Options				$10,500

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Ronald Smith, 59 Yarmouth, Nova Scotia Canada

Ronald E. Smith, FCA, a native of Yarmouth, Nova Scotia, has an extensive background in the financial, telecommunications and energy sectors. A former Chief Financial Officer with Aliant Telecom Incorporated and its predecessor, Maritime Telephone & Telegraph Limited, he later served as Senior Vice President and Chief Financial Officer of Emera Incorporated and its major subsidiary, Nova Scotia Power Incorporated. Mr. Smith has recently completed terms as Chair of the Acadia University Board of Governors and the Nova Scotia Voluntary Planning Board and continues to serve on both boards. Mr. Smith also serves on the Canada Pension Plan Investment Board and serves as a trustee of the Nova Scotia Association of Health Organizations pension fund. Mr. Smith also serves as a member of the Canadian Accounting Standards Oversight Council. He is a former National President of the Canadian Association for Community Living and former Chair of the Atlantic Provinces Economic Council.

Gammon Board Details:
• Director since May 15, 2009
• Currently acting as interim Chairman of the Board
• Independent

Committee Membership:
• Chair of the Audit Committee

Public Board Memberships During Last Five Years:
• Innovative Properties Incorporated, April 2009 to present

Principal Occupation – Independent Director

Common Shares Held – as at April 13, 2010
Common Shares		Total Market Value of Common Shares		Minimum Ownership
(#)		($)(1)		Requirement
2,095		$15,733		None

Stock Options Held – as at April 13, 2010
Value of Unexercised
		Total Unexercised	Exercise Price	in-the-money options
Date Granted	Expiry date	(#)	($)	($)(2)
May 15, 2009	May 15, 2016	40,000	$8.27	$Nil
Total Value of Unexercised in-the-money Options				$Nil

René Marion, 47 Toronto, Ontario Canada

Mr. René Marion is the President & Chief Executive Officer of the Corporation and a corporate Director. His background combines twenty five years of experience in mining operations, operational management and mine engineering in North America with acquisition evaluations, feasibility studies, development and mergers all over the world. At the time of his resignation to join Gammon, he was seconded as Chief Operating Officer of Highland Gold Mining Limited (“Highland Gold”) in Russia, a publicly traded strategic partner of Barrick Gold Corporation (“Barrick Gold”). He joined Highland Gold in December 2006. Prior to his appointment with Highland Gold he held various senior posts in the corporate headquarters of Barrick Gold in Toronto, Canada including Vice President, Technical Services. Mr. Marion holds a Bachelor of Science Degree in Mining Engineering from Queens University.

Gammon Board Details:
• Director since March 27, 2008
• Non-Independent

Committee Membership:
• Member of the Environmental, Health & Safety Committee

Public Board Memberships During Last Five Years:
• Highland Gold Mining Limited, January 2007-October 2007

Principal Occupation – President & Chief Executive Officer, Gammon Gold Incorporated

Common Shares Held – as at April 13, 2010
Common Shares		Total Market Value of Common Shares		Minimum Ownership
(#)		($)(1)		Requirement
100,001		$751,008		None

Stock Options Held – as at April 13, 2010
Value of Unexercised
		Total Unexercised	Exercise Price	in-the-money options
Date Granted	Expiry date	(#)	($)	($)(2)
Oct 25, 2007	Oct 25, 2012	500,000(3)	$9.42	$Nil
Total Value of Unexercised in-the-money Options				$Nil

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Luis Chavez, 56 Chihuahua City, Chihuahua Mexico

Dr. Luis Chavez is the Director of Mexican Operations and a corporate Director. Dr. Chavez has considerable experience in all mining related areas; he holds a Master of Science degree in Mineral Economics (1978) from Penn State University, and a PhD degree in Energy and Mineral Economics (1982) from the University of Arizona. He has a Business Administration Degree (1989) from the Pan-American Business Institute in Monterrey, Mexico. Dr. Chavez has attended and lectured several short courses and seminars, in topics related to the mining industry. Dr. Chavez is the author of the National Mapping Program and the creator of the largest geology and mining data bank currently in use by mining companies doing business in Mexico. In 2001, he was invited by the Governor of Coahuila State to become Energy and Mines Director with the objective of developing rational and sustainable development policies and strategies to maximize energy and mineral resources value. From 2002 to 2006, he was Secretary General for the Mexican Mining Directors and was also President of the Mexican Institute for Environmental Management.

Gammon Board Details:
• Director since July 17, 2007
• Non-Independent

Public Board Memberships During Last Five Years:
• N/A

Principal Occupation – Director of Mexican Operations, Gammon Gold Incorporated

Common Shares Held – as at April 13, 2010
Common Shares		Total Market Value of Common Shares		Minimum Ownership
(#)		($)(1)		Requirement
18,614		$13,979		None

Stock Options Held – as at April 13, 2010
				Value of Unexercised
		Total Unexercised	Exercise Price	in-the-money options
Date Granted	Expiry date	(#)	($)	($)(2)
Jul 16, 2007	Jul 16, 2012	50,000	$13.00	$Nil
Jan 28, 2008	Jan 28, 2013	12,500	$6.56	$11,875
Jan 16, 2010	Jan 16, 2017	25,000	$11.43	$Nil
Total Value of Unexercised in-the-money Options				$11,875

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George Elliott, 67 Toronto, Ontario Canada

Mr. George Elliott, Bachelor of Arts (Honours), LLB, is a seasoned business leader with 35 years of experience in legal affairs and corporate finance throughout a variety of industries. Most recently, from 2000 to 2007, Mr. Elliott held the roles of Chairman and CEO for Titanium Corporation Inc. Prior to this, Mr. Elliott was senior counsel at the law firm Gowling Lafleur Henderson. Mr. Elliott has also served as an Executive Vice President of MCAP Financial, which manages over $20 billion in mortgage investments for Canadian financial institutions and Chair of the Executive Committee of the PLM Group, Canada’s fourth largest commercial printer, which was acquired by Transcontinental Printing for 250% of the then market value.

Gammon Board Details:
• Director since August 6, 2008
• Independent

Committee Membership:
• Chair of the Compensation Committee
• Member of the Nominating & Corporate Goverance Committee
• Member of the Audit Committee
• Member of the Environmental, Health & Safety Committee

Public Board Memberships During Last Five Years:
• Esperanza Silver Corporation, August 2008 to present
• Titanium Corporation, April 2000 to 2007
• Augen Captial Corproation, November 2005 to May 2007
• Integrated Asset Management, June 2007 to January 2009

Principal Occupation – Barrister & Solicitor

Common Shares Held – as at April 13, 2010
Common Shares		Total Market Value of Common Shares		Minimum Ownership
(#)		($)(1)		Requirement
7,073		$53,118		None

Stock Options Held – as at April 13, 2010
				Value of Unexercised
		Total Unexercised	Exercise Price	in-the-money options
Date Granted	Expiry Date	(#)	($)	($)(2)
Aug 12, 2008	Aug 12, 2015	20,000	$9.68	$Nil
May 15, 2009	May 15, 2016	20,000	$8.27	$Nil
Total Value of Unexercised in-the-money Options				$Nil

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Terrence Cooper, 66 Halifax, Nova Scotia Canada

Mr. Terrence Cooper, Q.C., co-founder of the law firm of Cooper & McDonald, in Halifax Nova Scotia, practiced as a partner with the firm for thirty years. Prior to his time with Cooper & McDonald, he served as Solicitor with the Department of Attorney General in Nova Scotia, where in addition to his many other roles during his tenure. He acted as Crown Prosecutor for the Provincial Court and the Nova Scotia Court of Appeals. Mr. Cooper currently carries on the practice of law with Boyne Clarke in Dartmouth, Nova Scotia and in addition acts as Per Diem Crown Attorney with the Public Prosecution Service of Nova Scotia. Mr. Cooper has been practicing law in Nova Scotia for thirty five years, including employment with Legal Aid, the Government of Nova Scotia as well as private practice. Mr. Cooper is a graduate of Saint Mary’s University and Dalhousie University, having received a Bachelor of Arts from Saint Mary’s University and obtaining his Bachelor of Education in 1966 and LLB in 1972 from Dalhousie University. He was appointed Queen’s Counsel in 1997 and is presently a member of the Nova Scotia Barristers’ Society and former member of the Canadian Bar Association and American Trial Lawyers’ Association.

Gammon Board Details:
• Director since April 27, 2009
• Independent

Committee Membership:
• Chair of the Nominating & Corporate Goverance Committee
• Member of the Compensation Committee

Public Board Memberships During Last Five Years:
• N/A

Principal Occupation – Lawyer

Common Shares Held – as at April 13, 2010
Common Shares		Total Market Value of Common Shares		Minimum Ownership
(#)		($)(1)		Requirement
725		$5,445		None

Stock Options Held – as at April 13, 2010
Value of Unexercised
		Total Unexercised	Exercise Price	in-the-money options
Date Granted	Expiry date	(#)	($)	($)(2)
April 27, 2009	April 27, 2016	40,000	$8.15	$Nil
Total Value of Unexercised in-the-money Options				$Nil

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Richard Colterjohn, 52 Toronto, Ontario Canada

Richard Mark Colterjohn, B. Comm., MBA, has been Managing Partner of Glencoban Capital Management Incorporated since 2002. Mr. Colterjohn is a Principal of Glencoban and has over 20 years of involvement in the mining sector, as an investment banker, Director and operator. He founded Centenario Copper Corporation and has served as Chief Executive Officer and President since March 3, 2004. Mr. Colterjohn was an Investment Banker for 17 years, where responsibilities included leading Mining Sector Investment Banking activities in Canada. Mr. Colterjohn worked at Bankers Trust from 1988 to 1991 and Merrill Lynch from 1986 to 1988. He served as Managing Director of Corporate Finance department of UBS Bunting Warburg Inc. from 1992 to 2002 and was Head of its Mining Sector practice. Mr. Colterjohn holds Bachelor Commerce and Masters of Business Administration degrees.

Gammon Board Details:
• Director since April 12, 2010
• Indendendent

Public Board Memberships During Last Five Years:
• Explorator Resources Incorporated, November 2009 to present
• MAG Silver Corporation, October 2007 to present
• Centenario Copper Corporation, March 2004 to April, 2009
• Cumberland Resources Limited, June 2003 to 2007
• Canico Resource Corporation, September 2002 to 2006
• Viceroy Exploration Limited, October 2004 to 2006
• UBS Bunting Warburg Incorporated, 1992 to 2002

Principal Occupation – Managing Partner and Principal, Glencoban Capital Management Incorporated

Common Shares Held – as at April 13, 2010
Common Shares		Total Market Value of Common Shares		Minimum Ownership
(#)		($)(1)		Requirement
100,000		$751,000		None

Stock Options Held – as at April 13, 2010
Value of Unexercised
		Total Unexercised	Exercise Price	in-the-money options
Date Granted	Expiry date	(#)	($)	($)(2)
Nil	Nil	Nil	$Nil	$Nil
Total Value of Unexercised in-the-money Options				$Nil

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Alan R. Edwards, 52 Morrison, Colorado United States

Mr. Edwards is a mining professional with 27 years of diverse mining industry experience. Mr. Edwards has a Bachelor of Science Degree in Mining Engineering and an MBA (Finance), both from the University of Arizona. He initially worked for Phelps Dodge Corporation for 15 years where he held positions of increasing responsibility, including General Manager of Operations, Chino Mines Company. From 2007 to 2009, Mr. Edwards held the position of President, Chief Executive Officer and Director of Frontera Copper Corporation. From 2004 to 2007. Mr. Edwards held the position of Executive Vice President and Chief Operating Officer at Apex Silver Mines Corporation where he was responsible for the engineering, construction and commissioning of the San Cristobal project in Bolivia. From 1996 to 2000, Mr. Edwards worked for Cyprus Amax Minerals Company where he rose to the position of President/General Manager of Sociedad Minera Cerro Verde S.A. in Peru. Prior to joining Apex Silver Mines, he held senior operating positions with P.T. Freeport Indonesia and Kinross Gold Corporation.

Gammon Board Details:
• New nominee
• Independent

Public Board Memberships During Last Five Years:
• Copper One Corporation, December 2009 to Present
• Frontera Copper Corporation, September 2007 to February 2009

Principal Occupation – President and Chief Executive Officer, Copper One Incorporated

Common Shares Held – as at April 13, 2010
Common Shares		Total Market Value of Common Shares		Minimum Ownership
(#)		($)(1)		Requirement
Nil		$Nil		None

Stock Options Held – as at April 13, 2010
Value of Unexercised
		Total Unexercised	Exercise Price	in-the-money options
Date Granted	Expiry date	(#)	($)	($)(2)
Nil	Nil	Nil	$Nil	$Nil
Total Value of Unexercised in-the-money Options				$Nil

Joseph Spiteri, 56 Acton, Ontario Canada

Joe Spiteri is principal of a private mining consultancy firm. His commissions have included the evaluation of world-class deposits and operations in Canada and abroad. Mr. Spiteri has over 33 years of experience in advanced-stage exploration, feasibility, construction, operations and acquisitions. Prior to becoming a consultant, he held management or executive positions with Dome Mines Group, Placer Dome Incorporated, Northgate Explorations Limited, Lac Minerals Limited and Campbell Resources Incorporated. Mr. Spiteri obtained his Bachelor of Science Degree from the University of Toronto in 1976. Between 1982 and 1984, Mr. Spiteri completed graduate level business courses, on a part-time and correspondence basis from Laurentian University and Dalhousie University. He is a member of The Canadian Institute of Mining and The Association of Professional Geoscientists of Ontario.

Gammon Board Details:
• New nominee
• Independent

Public Board Memberships During Last Five Years:
• N/A

Principal Occupation – Principal Mining Consultant, SGM Consultants Incorporated

Common Shares Held – as at April 13, 2010
Common Shares		Total Market Value of Common Shares		Minimum Ownership
(#)		($)(1)		Requirement
Nil		$Nil		None

Stock Options Held – as at April 13, 2010
Value of Unexercised
		Total Unexercised	Exercise Price	in-the-money options
Date Granted	Expiry date	(#)	($)	($)(2)
Nil	Nil	Nil	$Nil	$Nil
Total Value of Unexercised in-the-money Options				$Nil

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Notes:
1.

On April 13, 2010, the closing price of the Corporation’s common shares on the Toronto Stock Exchange was $7.51. Total common shares were multiplied by the closing price on April 13, 2010 to determine total market value.

2.

The total value of unexercised in-the-money options was calculated by taking the difference between the closing price of the Corporation’s common shares on the Toronto Stock Exchange on April 13, 2010 and the exercise price of the stock options and then multiplying that total by the total number of unexercised stock options.

3.	These options were granted from outside of the Gammon Stock Option Plan as an inducement to new executive officers to join the Corporation and did not require shareholder approval.

The principal occupations, businesses and employments for the preceding five years for each of the nominees named above, other than messrs. Smith, Benner, Colterjohn, Edwards and Spiteri were disclosed in the Corporation’s previous Management Information Circulars when such Directors were first elected to the board of Directors. The principal occupations, businesses and employments for Messrs. Smith, Benner, Colterjohn, Edwards and Spiteri for the preceding five years are noted in the biography tables above.

As at April 13, 2010 the Corporations’ Committee structure consisted of the following:

  An Audit Committee as required by the QCA, by the “Exchange Act” and Rule 10A-3 thereunder (“Rule 10A-3”) and by the New York Stock Exchange (the “NYSE”), and its members are Ronald Smith (Chair), George Elliott and Kent Noseworthy. See - "Section IV - Corporate Governance - Committees of the Board of Directors - Audit Committee";

  A Nominating & Corporate Governance Committee, and its members are Terrence Cooper (Chair), George Elliott and Kent Noseworthy. See - "Section IV – Corporate Governance – Committees of the Board of Directors - Nominating & Corporate Governance Committee”;

  A Compensation Committee, and its members are George Elliott (Chair), Kent Noseworthy and Terrence Cooper. See -
  "Section IV - Corporate Governance - Committees of the Board of Directors - Compensation Committee"; and

  An Environmental, Health & Safety Committee and its members are Kent Noseworthy (Chair), René Marion and George Elliott. See - “Section IV – Corporate Governance – Committees of the Board of Directors – Environmental, Health & Safety Committee”.

The Corporation does not have an executive committee.

RE-APPOINTMENT OF AUDITOR

The Board of Directors recommends that KPMG LLP, Chartered Accountants, be re-appointed as Gammon Gold’s auditor to hold office until the close of the next Annual Meeting and that the Board of Directors be authorized to fix renumeration as such. KPMG LLP was first appointed auditor of the Corporation effective as of November 4, 2005.

Representatives of KMPG LLP will be in attendence via teleconference at the Meeting. See - “Section IV – Corporate Governance – Audit Committee – External Auditor Service Fees (By Category)”.

APPROVAL OF AMENDMENTS TO THE STOCK OPTION PLAN

On March 26, 2010, the Board of Directors approved the following amendments to the Corporation’s Stock Option Plan for Directors, officers, employees and consultants (the “Stock Option Plan”):

1.

to increase the maximum number of common shares of the Corporation (the “Shares”) reserved for grants of stock options under the Stock Option Plan, since its inception, by 1,000,000 common shares from 25,000,000 to 26,000,000 common shares to allow for stock options which have been allocated to independent members of the Board, new management and personnel in the field, excluding the President and Chief Executive Officer (the “President and CEO”), Chief Financial Officer (the “CFO”) and Chief Operating Officer (the “COO”); and

2.	to revise section 1.1 of the Stock Option Plan to include the following:

“(b) Change of Control means the occurrence of any one or more of the following events:

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(i)

a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Corporation or any of its Subsidiaries and another corporation or other entity, as a result of which the holders of Shares prior to the completion of the transaction hold less than 50% of the votes attached to all of the outstanding voting securities of the successor corporation or entity after completion of the transaction;

(ii)	a resolution is adopted to wind-up, dissolve or liquidate the Corporation;

(iii)

any person, entity or group of persons or entities acting jointly or in concert (the “Acquiror”) acquires, or acquires control (including, without limitation, the power to vote or direct the voting) of, voting securities of the Corporation which, when added to the voting securities owned of record or beneficially by the Acquiror or which the Acquiror has the right to vote or in respect of which the Acquiror has the right to direct the voting, would entitle the Acquiror and/or Associates and/or affiliates of the Acquiror to cast or direct the casting of 50% or more of the votes attached to all of the Corporation’s outstanding voting securities which may be cast to elect Directors of the Corporation or the successor corporation (regardless of whether a meeting has been called to elect Directors);

(iv)

as a result of or in connection with: (B) the contested election of Directors or (B) a transaction referred to in subparagraph 1.1(b)(i) above, the nominees named in the most recent Management Information Circular of the Corporation for election to the board of Directors of the Corporation shall not constitute a majority of the Directors; or

(v)	the Board adopts a resolution to the effect that a Change of Control as defined herein has occurred or is imminent.

For the purposes of the foregoing, “voting securities” means common shares of the Corporation and any other shares entitled to vote for the election of Directors, and shall include any securities, whether or not issued by the Corporation, which are not shares entitled to vote for the election of Directors but which are convertible into or exchangeable for shares which are entitled to vote for the election of Directors, including any options or rights to purchase such shares or securities.”

3.	to revise section 6 of the Stock Option Plan to include the following provision for early vesting in the event of a Change of Control:

“(e)     Change of Control: Notwithstanding anything else herein to the contrary, in the event of a Change of Control, all Options outstanding shall vest and be immediately exercisable.”

The purpose of the foregoing proposed amendments is to allow the Corporation to continue to use stock options as an incentive for Directors, officers, employees and consultants, which it cannot do at present because there are currently only 276,700 stock options available for granting under the Stock Option Plan. Additional options are required as a cost-effective aid to staff retention, particularly in Mexico where there is high turnover due to the competitive nature of the industry. Under the existing Stock Option Plan, 21,489,050 stock options have been granted and exercised; 972,500 stock options have been granted and expired; 3,234,250 stock options have been granted but not exercised; and 276,700 stock options remain available for future granting.

The following table sets out the number of stock options granted and exercised, granted and expired, granted and not exercised, and available for granting under the amended Stock Option Plan, assuming that the foregoing amendments to the Stock Option Plan are approved by the shareholders.

Options granted since inception of the Stock Option Plan and either exercised or outstanding	25,695,800
Options granted subject to shareholder approval	Nil
Total	25,695,800
Options exercised since inception of the Stock Option Plan	21,489,050
Options granted but not exercised	3,234,250
Options available for future granting	1,276,700
Total	26,000,000

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As at April 13, 2010, the Directors and Named Executive Officers of the Corporation, as a group, beneficially own, directly or indirectly, or exercise control or direction over an aggregate of 353,151 common shares (1,818,151 Common Shares if all options held by them are exercised), representing 0.26% of the currently outstanding common shares (1.31% current outstanding common shares if all options held by them are exercised) and 0.01% of the common shares on a fully diluted basis (1.27% current outstanding common shares on a fully diluted basis if all options held by them are exercised).

The proposed amendments to the Stock Option Plan are subject to approval by the shareholders of the Corporation at the Annual and Special Meeting. The full text of the Stock Option Plan, reflecting the proposed amendments, as well as the proposed ordinary resolutions approving the amendments to the Stock Option Plan are attached to the Management Information Circular as Schedules “B”, “C” and “D” respectively.

APPROVAL OF DEFFERED SHARE UNIT PLAN AND RESERVATION OF COMMON SHARES

Management and the Board of Directors believe it is important for the Corporation to implement a deferred share unit plan for the Directors and Senior Officers of the Corporation (the “Deferred Share Unit Plan”). The Senior Officers eligible to participate in the Deferred Share Unit Plan are the Chief Executive Officer, the Chief Financial Officer, and the Chief Operating Officer of the Corporation. Therefore, on March 26, 2010, with the Compensation Committee’s recommendation, the Board approved, subject to Shareholder and stock exchange approval, the implementation of the Deferred Share Unit Plan, effective July 1, 2010.

The Deferred Share Unit Plan is intended to further align the interests of Directors and Senior Officers with Shareholders’ interests and the Corporation’s values of behaving like an owner, continuously improving the Corporation and delivering results, so as to increase the value of the shares going forward.

Directors may elect each year to receive all or part of their annual retainer in deferred share units (“DSUs”) having a market value equal to the portion of the retainer to be received in that form, subject to such limits as the Board may impose. The Board may also grant, each year, DSUs to Directors or Senior Officers having a market value not greater than the annual retainer or base salary for each such Director or Senior Officer. The maximum number of common shares of the Corporation that may be issued under the Deferred Share Unit Plan is 1,000,000, representing approximately 0.7% of the outstanding common shares as of April 13, 2010.

At the Meeting, the Shareholders will be asked to approve the Deferred Share Unit Plan effective July 1, 2010. A more detailed description of the Deferred Share Unit Plan is set out on page 33. The full text of the Deferred Share Unit Plan and the proposed ordinary resolution are attached to this Management Information Circular as Schedules “E” and “F”, respectively.

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SECTION III – EXECUTIVE COMPENSATION AND OTHER INFORMATION

REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

The Compensation Committee currently consists of George Elliott (Chair), Kent Noseworthy and Terrence Cooper. Messrs. Elliott, Noseworthy and Cooper are unrelated and independent members of the Board of Directors and therefore a majority of the members of the Compensation Committee are independent of Management of the Corporation.

The Compensation Committee has adopted a Charter that describes its responsibilities in detail and the Compensation Committee and Board review and assess the adequacy of the Charter on a regular basis. The Compensation Committee has the responsibility of taking the leadership role with respect to the Board’s responsibilities relating to total compensation of the Corporation’s key employees, including the Chief Executive Officer, the Chief Financial Officer and the other Named Executive Officers. Additional information about the Compensation Committee’s role in corporate governance can be found in the Compensation Committee’s Charter, available on the Corporation’s web site at www.gammongold.com.

The Compensation Committee has reviewed and discussed with Management the Corporation’s Compensation Discussion & Analysis section of this Management Information Circular. Based on such review and discussions, the Committee has recommended to the Board of Directors that the Compensation Discussion & Analysis be included in this Management Information Circular.

Submitted by the following members of the Compensation Committee of the Board of Directors of Gammon Gold Inc.

George Elliott (Chair)
Kent L. Noseworthy
Terrence Cooper

April 13, 2010

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COMPENSATION DISCUSSION & ANALYSIS

Executive Compensation Strategy

Executive compensation is everything an executive receives in exchange for their time, talent, efforts, and results. The Corporation’s executive compensation program includes total direct compensation (base salary, annual incentive and equity compensation) and benefits. Each year the Compensation Committee, in consultation with the Corporation’s management (“Management”), reviews, approves and advises the Board of Directors on the salary, annual incentive, and equity compensation awards for certain executive officers, including the Named Executive Officers disclosed in this Management Information Circular.

In considering the financial performance, it is recognized that executive officers cannot control certain factors, such as interest and foreign exchange rates, consumables prices and the international market for gold and industrial minerals produced by the Corporation. When determining annual executive compensation, the Compensation Committee considers factors over which the executive officers can exercise control, such as meeting budget targets established by the Board of Directors at the beginning of each year, controlling costs, taking successful advantage of business opportunities and enhancing the competitive and business prospects of the Corporation.

The Compensation Committee reviews and submits recommendations to the Board of Directors with respect to the Corporation's executive compensation policies and the compensation paid to the Corporation's executive officers. The Nominating & Corporate Governance Committee reviews and submits recommendations to the Board of Directors for the compensation of the Directors of the Board. The Compensation Committee also reviews the design and competitiveness of the Corporation's compensation and benefit programs generally and has the authority to recommend to the Board of Directors for its approval, amendments to, and grants pursuant to, such programs.

The objective of the Corporation’s executive compensation strategy is to attract, retain, and motivate high performing executives to create sustainable shareholder value over the long term. To achieve this objective, the executive compensation program is designed based on the following principles:

  Align with the Corporation’s business strategy - link executive compensation with the achievement of specific strategic business objectives and the Corporation’s performance as a whole;
  Align to shareholder interests - align the interests of executives with those of Shareholders through the use of equity awards which reward increases in Shareholder value, and decrease in value when the share price falls;
  Corporate governance - strive to be a market leader on governance issues and continually review and, as appropriate for the Corporation, adopt executive compensation practices that align with those of peers;
  Pay for performance - align with the Corporation’s desire to create a performance and development culture and create clear relationships between pay and performance;
  Pay competitively - set overall target compensation to ensure it remains relevant to the markets in which the Corporation competes; and
  A flexible, simple program - provide a flexible, simple program that is easy to understand and assess.

The following sections provide an overview of the Corporation’s executive compensation program, including a discussion of the considerations made when determining the 2009 compensation awards for the named executive officers.

Elements of Executive Compensation

Executive compensation consists primarily of the following elements: base salary, annual incentive, equity compensation and benefits. The Corporation regularly reviews all elements of executive compensation to ensure that it continues to be aligned with the Corporation’s strategy, and periodically validates them using a historical peer comparison process.

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Element	Description	Purpose of Each Element
Base Salary

Base salary is a portion of total direct compensation for senior executives. It is reviewed annually, but tends to stay constant, increasing only when the executive assumes a larger role, when there is a shift in the market, or to recognize incremental proficiency in the role. In determining the basic salary of an executive officer, the Compensation Committee places equal weight on the following factors: (i) the particular responsibilities related to the position; (ii) salaries paid by comparable businesses; (iii) the experience level of the executive officer; and (iv) his or her overall performance.

Attraction, retention and motivation
Annual Incentive Bonus

Annual incentive bonus is a portion of variable compensation which is designed to reward executives on an annual basis for achievement of Corporate and business objectives, relative performance against its industry peer group and individual performance.

Pay for performance Align with the Corporation’s business strategy Attraction, retention and motivation
Equity Compensation

Equity compensation when appropriate is a portion of variable compensation which is designed to align executive and Shareholder interests, focus executives on long term value creation, and also support the retention of key executive resources in an increasingly competitive market. In determining the equity compensation of an executive officer, the Compensation Committee takes into consideration previous grants to the executive.

Align to shareholder interests Pay for performance Align with the Corporation’s business strategy Attraction, retention and motivation
Benefits

Executives participate in the executive level benefits program that is available to all eligible executives. The program provides a comprehensive and competitive array of choices, so executives can select the coverage that best meets their individual and family needs.

Attraction, retention and motivation

The Corporation’s executive compensation programs serve two purposes:

  To attract, motivate and retain the executive officers needed to achieve and surpass corporate objectives; and
  To build a Corporation that can capture growth opportunities in these rapidly changing markets and that leads the industry in terms of operational performance and creation of value for the Corporation’s Shareholders.

As such, the Corporation’s compensation programs are designed to promote the creation of value for the Shareholders and to reward individual and team efforts for meeting short term and long term objectives.

Description of Compensation Committee’s Decision Process – 2009 Total Executive Compensation

2009 Executive Compensation

In determining the total compensation for Named Executive Officers, the Board of Directors is assisted by the Compensation Committee of the Board. The Compensation Committee communicates regularly and directly with the Corporation’s executive officers. Time is set aside at each regularly scheduled Compensation Committee meeting for the members of the Committee to meet independent of Management. The Compensation Committee reports regularly to the Board of Directors. In addition, the Compensation Committee seeks the views of the Corporation’s CEO when reviewing compensation for other executive officers because of his day to day involvement with these officers. The Compensation Committee believes that the CEO is in the best position to assess the performance of such individuals and to provide valuable input regarding salary adjustments, level of payment of short term incentives as well as levels of grants of long term incentives when applicable. The Compensation Committee also asks, and expects the CEO to provide comments, based on his judgment and deep knowledge of the strategic goals of the Corporation, on the design of any new compensation program that is implemented. The Compensation Committee takes into consideration information it receives from Management but makes independent recommendations to the Board on all executive compensation matters. During the 2009 compensation review, it was determined that the Chief Executive Officer would not receive increases in 2010 base salary, however the following other executives would receive the following base salary increases, effective January 1, 2010:

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	2009 Base	2010 Base
Title	Salary	Salary
President & Chief Executive Officer	$500,000	$500,000
Chief Financial Officer	$350,000	$361,000
Chief Operating Officer(1)	$300,000	$350,000
Senior Vice President, Technical Services(1)	$240,000	$255,000
Vice President, Finance(2)	$169,950	$205,000

Notes:
1.	The salaries of the COO and Senior Vice President of Technical Services’ salaries are noted above in $US, all others are noted in $CAD.
2.	Promoted to Senior Vice President of Finance, January 1, 2010.

Personal and Corporate Performance Weightings

The annual evaluation process was broken down into Personal Performance and Corporate Performance. Depending on the position level, Personal Performance to Corporate Performance weightings changed as per the table below.

	Personal Performance	Corporate Performance	Total
President & CEO, CFO & COO	40%	60%	100%
Vice President	50%	50%	100%

Personal Performance (Performance Commitments)

This annual evaluation process is supported by annual Performance Commitments that are cascaded down throughout the organization, beginning with the Performance Commitments of the CEO. The management team worked with the CEO to develop measurable performance targets in February 2009. Performance Commitments for all other executives were then determined using the CEO’s performance targets and communicated to each executive in the first quarter of 2009. The performance targets consisted of the following measurable, objective categories and sub-categories and were tied into the Corporation’s vision and values:

Sustainability
»	Environmental Leadership
»	Health & Safety Performance
»	Government Relations
»	Community Relations

High Performance
»	Continuous Improvement Performance
»	Organizational Development
»	Shareholder Value Creation
»	Governance, Business Systems, Reporting & Control
»	Liquidity/Financial Management

Growth
»	Grow Reserves & Resources
»	Project Generation
»	Reputation Management

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These Performance Commitments are measurable and are rated at the end of each year using the following scale of 1 to 5:

1 – Does not meet expectations
2 – Partially meets expectations
3 – Meets expectations
4 – Partially exceeds expectations
5 – Far exceeds expectations.

The table below summarizes the Performance Commitment weighting based on overall Personal Performance:

Performance	% of
Commitment Ratings	Maximum Target
(Out of 5)
<2.00	0%
2.00	25%
2.50	50%
3.00	75%
3.25	80%
3.50	90%
3.75	95%
4.00	100%
+4.0	+120%

Corporate Performance

The Executive Management reviewed several disclosed compensation systems in the gold industry and found that the following system was the best in class, as it measured the following Corporate Commitments:

Corporate Commitments	Weightings
Relative Peer Performance	20%
Ounces Produced	15%
Production Costs(1)	15%
Growth	10%
Financial Management	10%
Health & Safety	10%
Environment	10%
Community Relations	10%
100%

Note:
1.

Production costs are described in the Corporation’s 2009 Annual Management’s Discussion and Analysis. Total cash costs are a Non-GAAP Measure as explained on page 29 of the 2009 Annual Management’s Discussion and Analysis.

If the executive achieves his Performance Commitments for each of the measurable objectives, they are eligible to receive the maximum percentage of their annual base salary in the form of an annual incentive bonus as indicated in the table below. If the executive exceeds his performance targets for all or some of the measurable objectives then the executive may exceed the maximum percentage target. If all performance targets are not achieved by an executive then the total percentage is prorated between the minimum and maximum target percentage range for that executive. The following target bonus ranges were established, and dependent on performance, executives could be awarded in excess of their maximum if expectations were exceeded:

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Title	Minimum %	Target %
President & Chief Executive Officer	0%	100%
Chief Financial Officer	0%	100%
Chief Operating Officer	0%	100%
Senior Vice President, Technical Services	0%	50%
Vice President, Finance(1)	0%	40%

Note:
1.	Promoted to Senior Vice President of Finance, January 1, 2010.

2009 Competitive Benchmarking Analysis of Peers

While the Compensation Committee seeks to align total executive compensation (including base salary, target annual incentive, and the grant value of equity incentives) with comparable market practices, the mining industry is a small business and therefore has a small talent pool leaving the market for executive talent in the mining industry exceptionally competitive. In the view of the Compensation Committee, executive compensation levels should be competitive to attract and retain seasoned executives. The Compensation Committee believes that a competitive pay positioning strategy is appropriate to compensate for the additional performance risk of being tied exclusively to the gold and silver market.

In order to assess competitive pay levels, the Compensation Committee reviews comparable data for the mining industry for all Named Executive Officers. The Corporation acquires this information by reviewing publicly disclosed documentation and benchmarking against comparative positions at peer organizations.

The Corporation compares executive compensation information to a peer group consisting of companies that generally meet the following criteria:

  Compete with the Corporation in the marketplace for business; and
  Compete with the Corporation for talent.

As current compensation data for peer executives is not available at the time of annual performance evaluations and compensation analysis, peer benchmarking must be backward looking. During the year end compensation analysis, the Compensation Committee analyzed 2008 (actual) data to determine the 2009 total executive compensation package. Backward looking benchmarking is and will continue to be a determining factor in total executive compensation. The Corporation will evaluate and, if appropriate, update the composition of the peer group each year to ensure it remains relevant to the markets in which it competes. For fiscal 2009, the peer group reviewed for purposes of determining executive compensation consisted of the following companies:

1.	Centerra Gold Incorporated – TSX:CG
2.	Yamana Gold Incorporated – TSX:YRI / NYSE:AUY / LSE:YAU
3.	Agnico Eagle Mines Limited – TSX:AEM / NYSE:AEM
4.	Eldorado Gold Corporation – TSX:ELD / NYSE-A:EGO
5.	Alamos Gold Incorporated – TSX:AGI
6.	Minefinders Corporation – TSX:MFL / AMEX:MFN
7.	Aurizon Mines Limited – TSX:ARZ / AMEX:AZK
8.	Red Back Mining Incorporated – TSX:RBI
9.	New Gold Incorporated – TSX:NGD / AMEX:NGD
10.	Golden Star Resources Limited – TSX: GSC / NYSE-A:GSS / GSE:GSR
11.	Barrick Gold Corporation – TSX:ABX / NYSE:ABX
12.	Goldcorp Incorporated – TSX:G / NYSE:GG
13.	Newmont Mining Corporation – NYSE:NEM

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Annual Incentive Bonuses

In November 2009, individual executive performance was assessed against the performance targets agreed to between each executive, members of Management, the Compensation Committee and the Board of Directors at the beginning of the year. In addition, a peer comparative analysis was conducted by the Compensation Committee with the assistance of members of Management, to determine total annual incentive bonuses for the five senior executive officers.

On December 11, 2009 the Compensation Committee conducted their annual executive compensation meeting, to review and recommend the annual incentive awards for each executive, other than the President and CEO, CFO and COO, to the Board of Directors of the Corporation. On January 26, 2010, the Compensation Committee conducted their compensation meeting, to review and recommend the annual incentive awards for the President and CEO, CFO and COO.

In determining the total annual incentive bonuses for executive officers, the Compensation Committee assessed executive performance against the predetermined performance targets agreed to by each executive earlier in the year. Based on the Compensation Committee’s review, annual incentive bonuses were calculated for each executive as follows:

Name	Title	2009 Actual % of Base Salary Awarded	Bonus ($)
René Marion	President & Chief Executive Officer	73.4%	$367,000
Scott Perry	Chief Financial Officer	91.4%	$320,000
Russell Tremayne	Chief Operating Officer	83.3%	$285,500(1)
Chris Bostwick	Senior Vice President, Technical Services	36%	$91,578
Dana Hatfield	Vice President, Finance(2)	36%	$61,182
		Total	$1,132,350

Notes:
1.

The COO bonus was paid in $US; therefore the bonus amount in the table above have been converted to $CAD using the exchange rate of 1.1420 which was the average exchange rate for 2009 fiscal year, quoted by the Bank of Canada.

2.	Promoted to Senior Vice President of Finance, January 1, 2010.

The Compensation Committee of the Board of Directors of the Corporation, having reviewed and considered the performance evaluations and ratings for the executives of the Corporation in respect of the 2009 fiscal year, recommended to the Board of Directors that each executive of the Corporation noted in the table above, receive, as a reward for their exemplary performance in the 2009 fiscal year, a cash bonus in the amount set out opposite each executive’s name above, to be payable in February 2010.

After review and discussion, the Board of Directors determined that it would be appropriate to accept the Compensation Committee’s recommendation and declare the bonuses payable as set out in the table above.

Summary of Equity Plans

The Named Executive Officers are eligible to participate in the Corporation’s Stock Option Plan (the “Stock Option Plan”). Share based inducement awards can also be granted to a Senior Officer not previously employed by the Corporation, either in the form of shares from treasury or in the form of stock options (outside of the Stock Option Plan). Shareholder approval is not required for a share-based inducement award if it is used as an inducement to a person (who was not previously an insider of the Corporation) to enter into a contract of full time employment as a Senior Officer of the Corporation, provided that the shares issuable to such individual do not exceed 2% of issued and outstanding common shares of the Corporation prior to the date of the arrangement.

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Stock Options (Corporation’s Stock Option Plan)
Eligibility	Officers, Directors, employees and consultants of the Corporation.
Description	A stock option gives the holder the right to purchase a common share of the Corporation in the future at a price determined by calculating the Volume Weighted Average Price of the Corporation’s common shares on its principal stock exchange for the 5 trading days immediately preceding the grant date (“exercise price”).
Stock options are only awarded every alternating year, unless they are awarded for:
• special merit for exemplary performance;
• change in position or increase in responsibility; or
• new employees as an inducement, depending on position.
Term	Stock options were granted with a seven year term in 2008 or after, with those granted prior to 2008 having a five year term.
Vesting schedule	Stock option awards vest and become exercisable at a rate of 25% per year for each of the first four years of the term.
When can they be exercised	As stock options vest, they become exercisable.

Stock Option Inducement Awards (Outside of the Corporation’s Stock Option Plan)
Eligibility	Subject to regulatory approval, stock option inducement awards can be granted to a Senior Officer not previously employed by the Corporation.
Description	Stock option inducement awards give the holder the right to purchase a common share of the Corporation in the future at a price which is determined by calculating the Volume Weighted Average Price of the Corporation’s common shares on its principal stock exchange for the 5 trading days immediately preceding the grant date (“exercise price”). Shareholder approval is not required for an arrangement used as an inducement to a person (who was not previously an insider of the Corporation) to enter into a contract of full time employment as a Senior Officer of the Corporation provided that the common shares issuable to such individual do not exceed 2% of issued and outstanding common shares of the Corporation prior to the date of the arrangement.
Term	Stock options inducements were granted with a seven year term in 2008 or after, with those granted prior to 2008 having a five year term.
Vesting schedule	Stock option inducement awards vest and become exercisable at a rate of 25% per year for each of the first four years of the term.
When can they be exercised	As stock option inducement awards vest, they become exercisable.

Share-Based Inducement Awards
Eligibility	Subject to regulatory approval, share based inducement awards can be granted to a Senior Officer not previously employed by the Corporation.
Description	Once vested, share based inducement awards entitle their holder to acquire, for no additional consideration, common shares of the Corporation, which can then be either held or sold. Shareholder approval is not required for an arrangement used as an inducement to a person (who was not previously an insider of the Corporation) to enter into a contract of full time employment as a Senior Officer of the Corporation, provided that the shares issuable to such individual do not exceed 2% of issued and outstanding common shares of the Corporation prior to the date of the arrangement.
Vesting schedule	These share based inducements are subject to a one year vesting period from the Senior Officer’s effective start date.
Term	Share-based inducement awards do not expire.
When are they available	Once the share-based inducement awards vest, common shares of the Corporation may be issued to the Senior Officer from treasury.

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Employee Share Purchase Plan
Eligibility	Officers, Directors, employees and consultants of the Corporation.
Description	The purpose of this plan is to provide officers, Directors, employees and consultants the opportunity of becoming an owner in the Corporation and to invest in the Corporation. Participants are entitled to contribute up to 10% of their annual Base Salary to the Share Purchase Plan. The Corporation will contribute an amount equal to 75% of the Participant’s contribution and the combined contributions will then be used to purchase common shares of the Corporation on a quarterly basis. The purchase price per share will be the volume weighted average trading price of the common shares on the TSX, for Participants residing in Canada, or the NYSE, for Participants residing in the United States or other countries, for the 5 consecutive trading day period prior to the end of the reporting quarter in respect of which the common shares are issued.
Vesting schedule	Shares purchased under the Employee Share Purchase Plan vest immediately with the Participant for whom they were purchased at the time of purchase.
Term	Not applicable.
When are they available	Immediately, at the time of issuance.

Deferred Share Unit Plan (Subject to shareholder and stock exchange approval on May 13, 2010)
Eligibility	Directors, President & CEO, CFO and COO
Description	The purpose of the plan is to provide Directors and Senior Officers of Gammon Gold Inc. with the opportunity to acquire deferred share units in order to allow them to participate in the long term success of Gammon Gold Inc. and to promote a greater alignment of interests between its non-employee Directors, Senior Officers and shareholders.
Vesting schedule	DSUs awarded to Directors vest immediately. DSUs awarded to Senior Officers shall not vest before the expiry of 3 years from the award date. Early vesting is provided in the event of termination without cause, resignation at the request of the Corporation, death, or termination within 12 months of the occurrence of a change of control of the Corporation. “Change of control” is defined the same as in the amendments to the Stock Option Plan proposed for this meeting.
Term	Not applicable.
When are they available	Subject to vesting, each DSU may be redeemed for one common share of the Corporation upon the participant ceasing to hold any position with the Corporation (whether by termination, retirement or death).

Details of Benefits

Benefits
Eligibility	Officers and employees.
Description	Individuals participate in the executive level benefits program with a comprehensive and competitive array of choices (e.g. life insurance, medical, short term disability) to meet the needs of employees and their families.

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Corporate Performance and the Business Performance Factor

The following graph shows a comparison of the cumulative return of the Corporation’s publicly traded common shares versus the S&P/TSX Composite Index and the S&P/TSX Global Gold Index from 2004 to 2009.

The share price performance trend illustrated within this chart does not reflect the trend in the Company's compensation to executive officers over the same time period. Over the five year period, the Company's Compensation Committee has established compensation objectives that appropriately reflect the evolution of the Company from a single asset development company to its current position as an emerging and profitable multi mine precious metals producer. During this time period, the total compensation awarded to the executive officers has increased to reflect the achievement of various corporate objectives including significantly improved operational and financial performance objectives. The share price valuation of gold and silver producers fluctuates with changes in the underlying commodity prices and at no time during the illustrated chart period was compensation intended to reflect share price performance.

The Corporation continues to strive to responsibly operate and growing to become the most profitable North American precious metal Corporation while balancing the needs of its stakeholders.

Granting Stock Options

The Corporation has a written policy governing the granting of stock options. The policy applies equally to grants of stock options to Directors, officers, consultants and other employees, see - “Section III – Executive Compensation and Other Information – Incentive Plan Awards”. The policy provides, among other things, that:

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  Stock options will be recommended by the Compensation Committee and granted only by the Board of Directors as recommended by the Compensation Committee. In December 2009, the Board granted limited authority to the President and CEO of the Corporation to exercise the powers of the Board under the Stock Option Plan with respect to granting up to 200,000 stock options in the aggregate, in his discretion but subject to the terms of the Stock Option Plan and provided that (i) not more than 40,000 options may be granted to any one person and (ii) no options may be granted to officers of the Corporation (including Vice-Presidents). Any grant of stock options to an existing or new officer of the Corporation remains subject to Board approval. If all 200,000 options are granted under this arrangement, the President and CEO will cease to have discretion over the granting of stock options and the authority will revert back to the Board;
  Stock options will be priced by calculating the Volume Weighted Average Price of the Corporation’s common shares on its principal stock exchange for the 5 trading days immediately preceding the grant date (as defined in the Corporation’s stock plan); and
  Stock options are only awarded every alternating year, unless they are awarded for special merit for exemplary performance, change in position, or increase in responsibility, or for new employees, as an inducement, depending on position.

The Compensation Committee and Board of Directors take previous grants to all executives into consideration when considering new grants.

SUMMARY COMPENSATION TABLE

The following table sets out, for the three most recently completed financial years ended December 31, 2009, the compensation paid to or earned by each of the Named Executive Officers.

					Non-Equity Incentive Plan Compensation

Name and Principal Position	Year	Salary	Share- Based Awards	Option-Based Awards	Annual Incentive Plan	Long Term Incentive Plan	Retirement Plan Value	All Other Compensation	Total Compensation
		($)	($)	($)(1)	($)	($)	($)	($)	($)
Fred George	2009	$946,600 (2)	$262,828 (3)	$2,144,000 (4)	$1,688,469 (5)	$Nil	$Nil	$8,019,280 (6)	$13,061,177
Former President &	2008	$1,067,100 (7)	$Nil	$Nil	$1,837,193 (8)	$Nil	$124,747 (9)	$Nil	$3,029,040
Chairman	2007	$1,055,322	$Nil	$Nil	$636,281	$Nil	$Nil	$Nil	$1,691,603
René Marion	2009	$500,000	$313,587 (3)	$Nil	$367,000 (10)	$Nil	$Nil	$374,997 (11)	$1,555,584
President & Chief	2008	$493,077	$Nil	$Nil	$2,192,006 (8)	$Nil	$Nil	$27,869 (12)	$2,712,952
Executive Officer	2007	$72,308	$460,000 (13)	$2,245,000 (14)	$40,000	$Nil	$Nil	$Nil	$2,817,308
Scott Perry	2009	$355,385	$146,341 (3)	$Nil	$320,000 (10)	$Nil	$Nil	$198,121 (15)	$1,019,847
Executive VP & Chief	2008	$280,000 (16)	$281,250 (17)	$897,000 (18)	$1,022,936 (8)	$Nil	$Nil	$12,299 (12)	$2,493,485
Financial Officer
Russell Tremayne	2009	$342,600 (19)	$189,236 (3)	$377,000 (20)	$285,500 (10)	$Nil	$Nil	$15,623 (21)	$1,209,959
Executive VP & Chief	2008	$297,526 (22)	$Nil	$787,000 (23)	$950,748 (8)	$Nil	$Nil	$Nil	$2,035,274
Operating Officer
Dana Hatfield	2009	$169,950	$58,710 (24)	$Nil	$61,182 (10)	$Nil	$Nil	$137,042 (25)	$426,884
Senior Vice President,	2008	$162,692	$Nil	$233,600 (26)	$192,897 (8)	$Nil	$Nil	$Nil	$589,189
Finance	2007	$28,538 (27)	$Nil	$139,000 (28)	$11,000	$Nil	$Nil	$Nil	$178,538
Chris Bostwick	2009	$270,326	$Nil	$377,000 (29)	$115,658 (30)	$Nil	$Nil	$31,459 (31)	$794,443
Senior Vice President,
Technical Services

Notes:
1.

Options to purchase common shares granted pursuant to the Corporation’s Stock Option Plan and Employment Inducement Awards. See - “Section III – Executive Compensation and Other Information – Compensation Discussion & Analysis, Description of Equity Plans” and “Section III – Executive Compensation and Other Information – Incentive Plan Awards”.

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2.	Fred George resigned from the Company on October 13, 2009. This amount represents the salary earned by Mr. George from January 1, 2008 to October 13, 2009.

3.

Messrs. George, Marion, Perry and Tremayne requested the release of the bonus shares awarded as annual incentive in December 2008. Messrs. George, Marion, Perry and Tremayne received 158,223, 188,781, 88,098, and 113,920 common shares of the Corporation respectively on July 24, 2009. This amount represents additional expense accrued in the 2009 fiscal year.

4.	The stock option value was determined by using the Black-Scholes value of $5.36 for the 400,000 options granted on January 16, 2009.

5.

Represents the incentive cash bonus paid to Fred George on April 28, 2009 for achieving his objective of publishing of the Corporation’s 2008 Environmental, Health, Safety & Social Performance Sustainability Report in accordance with Global Reporting Initiative Standards.

6.

Represents $7,758,000 in severance paid to Mr. George on October 13, 2009 upon his resignation as per the terms outlined in his settlement agreement, and $261,280 in additional tax expense accrued in the 2009 fiscal year with respect to the share-based award approved in 2008 for 2008 annual compensation.

7.

Mr. George’s 2008 salary was paid in $US and for the above table has been converted to $CAD using the average currency exchange rate of US$1 = CAD$1.0742 for the 2008 fiscal year, as quoted by the Bank of Canada.

8.

The executive’s annual incentive bonus was approved by the Board of Directors in December 2008 to be paid in common shares of the Corporation for the 2008 fiscal year. The value of this annual incentive was determined by multiplying the total number of common shares conditionally granted to the Executive as an incentive bonus in 2008 by the closing price on the TSX on December 31, 2008 of $6.75, plus the amount of taxes which were expected to be paid on behalf of Fred George, René Marion, Scott Perry, Russell Tremayne and Dana Hatfield.

9.

On September 12, 2008, the Corporation established a post-retirement benefit plan for the President & Chairman, Fred George. The plan provided for a lump sum retirement payment at age 65 equal to Mr. George’s aggregate salary and bonus remuneration in the 2006 and 2007 calendar year periods multiplied by a gross-up factor of five (5) and to be paid net of applicable taxes. This post-retirement benefit plan will not be paid out, as a result of his resignation on October 13, 2009 and a settlement agreement signed at that time which superseded the post-retirement benefit.

10.	Represents each Named Executive Officer’s annual incentive bonus, paid in cash, as approved by the Board of Directors for the 2009 fiscal year.

11.

This value represents the following amounts; $311,740 in additional tax expense accrued in the 2009 fiscal year with respect to the share-based award approved in 2008 for 2008 annual compensation; life and disability benefit premiums paid by the Corporation on behalf of Mr. Marion in the amount of $24,408, and a relocation allowance of $38,849 paid to Mr. Marion for his move to Toronto in December 2009, equal to one month’s salary, as set out in his resettlement agreement with the Corporation.

12.	This value represents life and disability benefit premiums paid by the Corporation on behalf of Mr. Marion and Mr. Perry in 2008.

13.

A bonus of 50,000 Gammon Common Shares was granted to Mr. Marion as an inducement to join the Corporation. These common shares had a one year vesting term from Mr. Marion’s effective start date, October 25, 2007. The fair value of these common shares at the time of grant was $9.60 per share as noted in the table; however these common shares were released to Mr. Marion on December 2, 2008, at his request when the share price was $3.15 and therefore the value at the time of release was $157,500.

14.

These options were granted to Mr. Marion as an inducement to join the Corporation. The stock option value in this table was determined by using the Black-Scholes value of $4.49 for the 500,000 inducement stock options granted on October 25, 2007.

15.

This value represents the following amounts; $145,479 in additional tax expense accrued in the 2009 fiscal year with respect to the share-based award approved in 2008 for 2008 annual compensation; life and disability benefit premiums paid by the Corporation on behalf of Mr. Perry in the amount of $12,323, a relocation allowance of $27,194 paid on behalf of Mr. Perry for his move to Toronto in December 2009, equal to one month’s salary, as set out in his resettlement agreement with the Corporation; and the Corporation’s contribution to Mr. Perry’s Employee Share Purchase Plan account of $13,125, which came into effect on July 1, 2009.

16.

This value represents the salary earned by Mr. Perry from February 11, 2008, when he became the Chief Financial Officer of the Corporation, to December 31, 2008. Mr. Perry’s annual salary for 2008 was set at $350,000.

17.

A bonus of 45,000 Gammon common shares was granted to Mr. Perry as an inducement to join the Corporation. These common shares had a one year vesting term from Mr. Perry’s effective start date, February 11, 2008. The fair value of these common shares at the time of grant was $6.25, however Mr. Perry requested the release of these common shares on July 24, 2009. The market value of the common shares on the date of relase was $350,100 or $7.78 per share.

18.

These options were granted to Mr. Perry as an inducement to join the Corporation. The stock option value for his table was determined by using the Black-Scholes value of $2.99 for the 300,000 inducement stock options granted on February 11, 2008.

19.

Mr. Tremayne’s salary was paid in $US and for the above table has been converted to CAD using the average currency exchange rate of US$1 = CAD$1.1420 for the 2009 year, as quoted by the Bank of Canada. Mr. Tremayne’s annual salary for 2009 was set at US$300,000.

20.	The stock option value in this table was determined by using the Black-Scholes value of $3.77 for the 100,000 stock options of the Corporation granted on January 6, 2009.

21.	This value represents the life and disability benefit premiums paid by the Corporation on behalf of Mr. Tremayne in the amount of $15,623.

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22.

This value represents the salary earned by Mr. Tremayne from January 28, 2008, when he became the Chief Operating Officer of the Corporation, to December 31, 2008. Mr. Tremayne’s salary was paid in $US and for the above table has been converted to CAD using the average currency exchange rate of US$1 = CAD$1.0742 for the 2008 year, as quoted by the Bank of Canada. Mr. Tremayne’s annual salary for 2008 was set at US$300,000.

23.

100,000 of these options were granted to Mr. Tremayne as an inducement to join the Corporation. The remaining 100,000 options were granted under the Stock Option Plan. The stock option values were determined by using the Black-Scholes value of $3.47 for 100,000 inducement stock options granted on January 28, 2008 and $4.40 for the additional 100,000 stock options granted on April 16, 2008 from the Stock Option Plan.

24.	Dana Hatfield has not yet requested the release of his annual incentive bonus awarded in common shares in December 2008. This amount represents additional expense accrued in the 2009 fiscal year.

25.

This value represents the following amounts; the additional expenses accrued in the 2009 fiscal year for the taxes paid with respect to the share based award approved in 2008 for the 2008 annual compensation in the amount of $130,669 and the Corporation’s contribution to Mr. Hatfield’s Employee Share Purchase Plan account of $6,373, which came into effect on July 1, 2009.

26.

The stock option values were determined by using the Black-Scholes value of $6.92 for the 15,000 stock options granted on February 19, 2008 and $6.49 for the 20,000 stock options granted on May 26, 2008.

27.

This value represents the salary earned by Mr. Hatfield from October 22, 2007, when he became the Vice President of Finance of the Corporation, to December 31, 2007. Mr. Hatfield’s annual salary for 2007 was set at $140,000.

28.	The stock option value was determined by using the Black-Scholes value of $5.56 for the 25,000 stock options granted on October 22, 2007.

29.	The stock option value in this table was determined by using the Black-Scholes value of $3.77 for the 100,000 stock options granted on January 6, 2009.

30.

This value represents the following amounts; Mr. Bostwick’s signing bonus in the amount of $24,080 paid to him in January 2009; and Mr. Bostwick’s annual incentive bonus, paid in cash, as approved by the Board of Directors for the 2009 fiscal year in the amount of $91,578.

31.

This value represents the following amounts; life and disability benefit premiums paid by the Corporation on behalf of Mr. Bostwick in the amount of $21,714 and the Corporation’s contribution to Mr. Bostwick’s Employee Share Purchase Plan account of $9,745, which came into effect on July 1, 2009.

INCENTIVE PLAN AWARDS

Stock Option Plans

Gammon has a stock option plan (the Stock Option Plan”), adopted in accordance with the requirements of TSX, for the Directors, officers, employees and consultants of the Corporation. The Corporation also has a plan which consists of Mexgold stock options (the “Mexgold Converted Stock Option Plan”) which were converted into Gammon Stock Options when the Corporation acquired Mexgold Resources Inc. (“Mexgold”) on August 8, 2006. Further details of the Mexgold acquisition are available in the Corporation’s Business Acquisition Report dated October 20, 2006, filed under the Corporation’s profile at www.sedar.com. There are no options remaining available for future grants under the Mexgold Converted Stock Option Plan as the Mexgold stock options were converted as a one time transaction at the time of acquisition. In addition the Corporation has also granted employment inducement stock options to some of its officers who have joined the Corporation in the past 2 year, see - “Section III – Executive Compensation and Other Information, Description of Equity Plans”. As employment inducement stock options are subject to TSX approval, they are issued on an as required basis and therefore there are no options remaining available for future grants.

The following table sets forth, as at December 31, 2009, information concerning securities authorized for issue under the Gammon Stock Option Plan, the Mexgold Converted Stock Option Plan and the Employment Inducement Options, which are the only equity compensation plans of the Corporation.

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	Number of Securities to be Issued Upon Exercise of Outstanding Options since the inception of the Plan (#)	Weighted Average Exercise Price of Outstanding Options ($)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) ($)
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by Shareholders: Stock Option Plan	3,392,200	$8.33	985,200
Mexgold Converted Stock Option Plan	589,767	$7.35	Nil
Employee Share Purchase Plan(1)	N/A	$N/A	1,238,698
Equity compensation plans not approved by Shareholders: Employment Inducement Stock Options(2)	1,333,333	$11.07	Nil

Notes:
1.

The Employee Share Purchase Plan (“ESPP”) was implemented July 1, 2009, to provide officers, Directors, employees and consultants (“Participants”) with the opportunity to become an owner in the Corporation and to invest in the Corporation’s future. Participants are entitled to contribute up to 10% of their annual base salary (excluding overtime, bonuses, allowances and other extraordinary compensation) to the ESPP. The Corporation will contribute an amount equal to 75% of the Participant’s contribution and all contributions are then used to purchase common shares of the Corporation on a quarterly basis. The purchase price per share will be the volume-weighted average trading price of the common shares on the TSX, for Participants residing in Canada, or the NYSE, for Participants residing in the United States or other countries, for the 5 consecutive trading day period prior to the end of the reporting quarter in respect of which the common shares are issued. The maximum number of common shares of the Corporation that may be issued under the plan is 1,250,000 common shares.

2.

Under the TSX Company Manual, stock options granted as inducements to new executive officers to join the Corporation are not subject to Shareholder approval since the number of common shares of the Corporation issuable to each recipient of such stock options does not exceed 2% of the Corporation’s issued and outstanding common shares.

The purpose of the Stock Option Plan is to attract and retain superior employees, to provide a strong incentive for employees and consultants to put forth maximum effort for the continued success and growth of the Corporation and, in combination with these goals, to encourage equity ownership in the Corporation by its employees and consultants.

The Stock Option Plan is administered by the Board of Directors. The principal terms of the Stock Option Plan are as follows:

a)

Directors, officers, employees and consultants of the Corporation or any subsidiary of the Corporation, as well as any personal holding corporation controlled by an officer or director of the Corporation or any subsidiary or any registered retirement savings plans established for the sole benefit of an employee, officer or director of the Corporation or any subsidiary (“Participants”) are eligible for the grant of stock options under the Stock Option Plan;

b)

The maximum number of common shares which may be issued under the Stock Option Plan shall not exceed 25,000,000, subject to adjustment. Under the amendments described in “Section II – Business of the Meeting – Approval of Amendments to the Stock Option Plan”, this maximum will be increased to 26,000,000 common shares. The maximum number of common shares with respect to which grants may be made under the Stock Option Plan and any other security based compensation arrangements to any one (1) optionee or his or their associates (as that term is defined in the Securities Act (Ontario)) shall not exceed 5% of the issued and outstanding common shares. The maximum number of common shares issuable to insiders (as defined in the Securities Act (Ontario)) of the Corporation and their associates under the Stock Option Plan and other security based compensation arrangements shall not exceed 10% of the issued and outstanding common shares. The maximum number of common shares issued to insiders of the Corporation and their associates under the Stock Option Plan within any one (1) year period, when taken together with any other security-based compensation arrangements, shall not exceed 10% of the issued and outstanding common shares for all such insiders and associates in the aggregate and, in the case of any one (1) insider and his or her associates, shall not exceed 5% of the issued and outstanding common shares;

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c)

The exercise price of the stock options granted under the Stock Option Plan is defined as the volume-weighted average trading price of the common shares for the five trading days immediately preceding the date upon which the stock option is granted as reported by the TSX, or, if the common shares are not listed on the TSX, on such other principal stock exchange or over-the-counter market on which the common shares are listed or quoted, as the case may be;

d)	Stock options are exercisable for a maximum period of seven (7) years from the date of grant or such shorter period as may be determined at the time of the grant;

e)	Stock options granted under the Stock Option Plan are not assignable;

f)

Stock options terminate: (i) if an optionee is dismissed for cause, all of his unvested options will be terminated immediately, while his vested options will expire three (3) months after the date of dismissal; (ii) if an optionee leaves the Corporation (and its subsidiaries) on his own accord, all of his unvested options will be terminated immediately, while his vested options will expire three (3) months after the date of departure; (iii) if an optionee is dismissed without cause, all of his options will vest immediately and will expire three (3) months after the date of dismissal; (iv) if an optionee dies, all of his unvested options will be terminated immediately, while his vested options will expire three (3) months after the date of death; (v) if an optionee ceases to work for the Corporation (or its subsidiaries) by reason of permanent disability or retirement under any retirement plan of the Corporation or any subsidiary, all of his unvested options will be terminated immediately, while his vested options will expire three (3) months after the date of deemed termination of employment, but if the optionee should die during that three (3) month period, then his vested options will be extended for three (3) months following the date of death;

g)

Stock options may not vest at a rate faster than over a four (4) year period from the date of grant, in equal instalments on each anniversary of the date of grant, and, if the amendments described in “Section II – Business of the Meeting – Approval of Amendments to the Stock Option Plan” are approved, in the event of a Change of Control, all options outstanding shall vest and be immediately exercisable;

h)

The Board of Directors has the discretion to provide financial assistance for the purchase of common shares on the exercise of stock options. Any loans so provided are on a full recourse basis and the common shares issued pursuant to any such exercise are secured for repayment of the financial assistance so provided;

i)

The number of common shares issuable on the exercise of stock options granted under the Stock Option Plan and the exercise price of such stock options may be proportionately changed in the event of a subdivision, redivision, consolidation, reclassification or change of the Corporation’s issued and outstanding common shares, or any other capital reorganization, or a consolidation, amalgamation or merger of the Corporation with or into any other entity or the sale of the properties and assets of the Corporation as or substantially as an entirety to any other entity;

j)

Subject in all cases to the approval of all regulatory authorities, stock exchanges or over-the-counter markets having jurisdiction over the affairs of the Corporation, the Board may from time to time amend or revise any of the terms of the Plan (or any option granted thereunder) or may terminate the Plan (or any option granted thereunder) at any time provided, however, that: (i) no such action shall, without the consent of the Participant, in any manner adversely affect a Participant’s rights under any option theretofore granted under the Plan; and (ii) if under the rules and policies of the TSX, or such other principal stock exchange or over-the-counter market on which the Shares are listed or quoted, such amendment requires approval by the Shareholders of the Corporation, such amendment shall not be effective until the Corporation has obtained such approval in accordance with the rules and policies of the TSX or such other such other principal stock exchange or over-the-counter market on which the Shares are listed or quoted; and

k)

No amendment to the terms of the Plan shall affect any Option granted prior to such date, and each such Option shall continue to be governed by the terms of the Plan as it existed immediately before such amendment, unless the Participant holding such Option agrees that it shall be governed by the amended terms of the Plan.

The maximum number of common shares which may be issued under the Stock Option Plan shall not exceed 25,000,000, subject to adjustment. Under the amendments described in “Section II – Business of the Meeting – Approval of Amendments to the Stock Option Plan”, this maximum will be increased to 26,000,000 common shares. As of April 13, 2010, there are 276,700 common shares which have not been allocated under the Stock Option Plan and remain available for future grant; 21,489,050 of the stock options have been granted and exercised; 972,500 stock options have been granted and expired; and 3,234,250 stock options have been granted but not exercised, representing 2.3% of the issued and outstanding common shares of the Corporation. As a result, a total of 3,510,950 shares are reserved for issuance under the Stock Option Plan, representing 2.5% of the total issued and outstanding common shares of the Corporation. If the maximum number of common shares which may be issued under the Stock Option Plan is increased as proposed in this management information circular, the 3,234,250 stock options which have been granted but not exercised will represent 2.3% of the issued and outstanding common shares of the Corporation as of April 13, 2010, and a total of 4,510,950 common shares will be reserved for issuance under the Stock Option Plan, representing 3.3% of the total issued and outstanding common shares of the Corporation as of April 13, 2010.

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In December 2009, the Board granted limited authority to the President and CEO of the Corporation to exercise the powers of the Board under the Stock Option Plan with respect to granting up to 200,000 stock options in the aggregate, in his discretion but subject to the terms of the Stock Option Plan and provided that (i) not more than 40,000 options may be granted to any one person and (ii) no options may be granted to officers of the Corporation (including Vice-Presidents). Any grant of stock options to an existing or new officer of the Corporation remains subject to Board approval. If all 200,000 options are granted under this arrangement, the President and CEO will cease to have discretion over the granting of stock options and the authority will revert back to the Board.

The following table sets forth information concerning the aggregated stock options granted to the Named Executive Officers of the Corporation and outstanding at the end of the year ended December 31, 2009:

	Option Based Awards				Share Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Exercise Price ($)	Expiry Date	Value of Unexercised in- the-money Options ($)(1)	Number of Share-Based Awards – Unvested (#)	Market Value of Share- Based Awards – Unvested ($)
René Marion	500,000	$9.42	Oct 25, 2012	$1,095,000	Nil	$Nil
Scott Perry	300,000	$6.48	Feb 11, 2013	$1,539,000	Nil	$Nil
Russell Tremayne	100,000	$6.69	Jan 29, 2013	$492,000	Nil	$Nil
	100,000	$8.08	Apr 16, 2013	$353,000	Nil	$Nil
	100,000	$6.24	Jan 6, 2016	$537,000	Nil	$Nil
Dana Hatfield	25,000	$9.21	Oct 22, 2012	$60,000	Nil	$Nil
	15,000	$6.16	Feb 19, 2013	$81,750	Nil	$Nil
	20,000	$9.94	May 26, 2015	$33,400	Nil	$Nil
	Nil	$Nil	Nil	$Nil	2,373(2)	$27,553
Chris Bostwick	100,000	$6.24	January 6, 2016	$537,000	Nil	$Nil

Notes:
1.

On December 31, 2009, the last trading day of the 2009 financial period, the closing price of the common shares on the TSX was $11.61; the total value of unexercised in-the-money options was calculated by taking the difference between the closing price on December 31, 2009 and the exercise price of the stock options and then multiplying that total by the total number of stock options.

2.

Dana Hatfield has not yet requested the release of his annual incentive bonus awarded in common shares in December 2008. As at December 31, 2009 he had 1/9th (2,373 common shares) of the bonus common shares unvested and the trading price on the TSX on December 31, 2009 was $11.61. The value in this table represents what the common shares would have been worth as at December 31, 2009.

The following table sets forth information concerning the value of incentive plan awards to the Named Executive Officers of the Corporation which vested during the year ended December 31, 2009:

Name	Option Based Awards – Value Vested During the Year	Share Based Awards – Value Vested During the Year	Non-Equity Incentive Plan Compensation – Value Vested During the Year
René Marion	$Nil(1)	$Nil(2)	$Nil
Scott Perry	$174,000(3)	$1,035,502(4)	$Nil
Russell Tremayne	$Nil(5)	$886,2976)	$Nil
Dana Hatfield	$7,325(7)	$225,364(8)	$Nil
Chris Bostwick	$Nil(9)	$Nil	$Nil

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Notes:
1.

Mr. Marion had 125,000 of his options vest on October 25, 2009 in addition to the 125,000 which was already available to him for a total of 250,000, his exercise price was $9.42. Since the stock price on the TSX on October 26, 2009 (October 25, 2009 was a Saturday) was $8.90 the options had no value on the vesting date.

2.

On July 24, 2009, Mr. Marion requested the release of his annual incentive bonus awarded in common shares in December 2008. As at July 24, 2009, he only had 7/9th (188,781 common shares) of the bonus common shares vested, the trading price on the TSX on July 24, 2009 was $7.78 and the value of the bonus common shares on the date of release was $1,468,716.

3.

Mr. Perry had 75,000 of his options vest on February 11, 2009, his exercise price was $6.48; the stock price on the TSX on February 11, 2009 was $8.80, therefore the options had a value of $174,000 on the vesting date.

4.

This value is made up of two portions: (i) on July 24, 2009, Mr. Perry requested the release of his annual incentive bonus awarded in common shares in December 2008. As at July 24, 2009, he only had 7/9th (88,098 common shares) of the bonus common shares vested, the trading price on the TSX on July 24, 2009 was $7.78 and the value of the bonus common shares on the date of release was $685,402; (ii) a bonus of 45,000 Gammon common shares was granted to Mr. Perry as an inducement to join the Corporation. These common shares had a one year vesting term from Mr. Perry’s effective start date, February 11, 2008. The fair value of these common shares at the time of grant was $6.25 and Mr. Perry requested the release of all 45,000 common shares on July 24, 2009, the trading price on the TSX on July 24, 2009 was $7.78 and the value of the inducement common shares on the date of release was $350,100.

5.

Mr. Tremayne had 2 sets of options vest in 2009. 25,000 of his options vested on January 29, 2009, his exercise price was $6.69. Since the stock price on the TSX on January 29, 2009 was $8.22 the options had no value on the vesting date. Mr. Tremayne also had 25,000 of his options vest on April 16, 2009, his exercise price was $8.08; the stock price on the TSX on April 16, 2009 was $7.69 and therefore the options had a value of $Nil on the vesting date.

6.

On July 24, 2009, Mr. Tremayne requested the release of his annual incentive bonus awarded in common shares in December 2008. As at July 24, 2009, he only had 7/9th (113,920 common shares) of the bonus common shares vested, the trading price on the TSX on July 24, 2009 was $7.78 and the value of the bonus common shares on the date of release was $886,297.

7.

Mr. Hatfield had 3 sets of options vest in 2009. 6,250 of his options vested on October 22, 2009 in addition to the 6,250 which was already available to him for a total of 12,500, his exercise price was $9.21; the stock price on the TSX on October 22, 2009 was $9.32, therefore the options had a value of $1,375 on the vesting date. Mr. Hatfield also had 3,750 of his options vest on February 19, 2009, his exercise price was $6.16; the stock price on the TSX on February 19, 2009 was $8.76, therefore the options had a value of $9,750 on the vesting date. Mr. Hatfield also had 5,000 of his options vest on May 26, 2009, his exercise price was $9.94; since the stock price on the TSX on May 26, 2009 was $8.91 the options had no value on the vesting date.

8.

Dana Hatfield has not yet requested the release of his annual incentive bonus awarded in common shares in December 2008. As at December 7, 2009 he had 8/9th (18,986 common shares) of the bonus common shares available to him and the trading price on the TSX on December 7, 2009 was $11.87. The value in this table represents what the common shares would have been worth had he requested the release of them on December 7, 2009.

9.	Mr. Bostwick had no options vest in 2009.

Employee Share Purchase Plan

The Employee Share Purchase Plan (“ESPP”) was implemented July 1, 2009, to provide officers, Directors, employees and consultants (“Participants”) with the opportunity to become an owner in the Corporation and to invest in the Corporation’s future. Participants are entitled to contribute up to 10% of their annual base salary (excluding overtime, bonuses, allowances and other extraordinary compensation) to the ESPP. The Corporation will contribute an amount equal to 75% of the Participant’s contribution and all contributions are then used to purchase common shares of the Corporation on a quarterly basis. The purchase price per share will be the volume-weighted average trading price of the common shares on the TSX, for Participants residing in Canada, or the NYSE, for Participants residing in the United States or other countries, for the 5 consecutive trading day period prior to the end of the reporting quarter in respect of which the common shares are issued. The maximum number of common shares of the Corporation that may be issued under the plan is 1,250,000 common shares, representing approximately 0.9% of the outstanding common shares as of April 13, 2010. The number of securities remaining available for future issuance under the ESPP as at April 13, 2010 is 1,210,734, representing 0.9% of the total issued and outstanding common shares of the Corporation.

All common shares purchased with Participant’s Contributions will be designated as “Participant Shares” and all common shares purchased with Employer’s Contributions will be designated as “Employer Shares”. Both Participant Shares and Employer Shares will vest immediately with the Participant upon issuance. A Participant may not transfer its rights under the ESPP. If a Participant ceases to be a Director, officer, employee or consultant of the Corporation as a result of retirement, death or disability, the Participant will cease to be entitled to participate in the ESPP, but will receive all common shares of the Corporation credited to such Participant’s account under the ESPP or all cash received following the sale of the common shares. If a Participant ceases to be a a Director, officer, employee or consultant of the Corporation for any other reason, the Participant will cease to be entitled to participate in the ESPP and will receive only the balance of such Participant’s contributions credited to such Participant’s account under the Employee Share Purchase Plan and the common shares of the Corporation purchased with such contributions.

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The Board of Directors shall have the authority to terminate the ESPP at any time, or to make the following amendments to the ESPP, without the prior approval of the Participants or the Shareholders:

i.

any amendment which is intended to ensure compliance with applicable laws, regulations or policies, including but not limited to the rules and policies of any stock exchange on which the common shares of the Corporation are listed for trading;

ii.	any amendment which is intended to provide additional protection to shareholders of the Corporation (as determined at the discretion of the Board of Directors);
iii.

any amendment which is intended to remove any conflicts or other inconsistencies which may exist between any terms of the ESPP and any provisions of any applicable laws, regulations or policies, including but not limited to the rules and policies of any stock exchange on which the common shares of the Corporation are listed for trading;

iv.	any amendment which is intended to cure or correct any typographical error, ambiguity, defective or inconsistent provision, clerical omission, mistake or manifest error;
v.	any amendment which is not expected to materially adversely effect the interests of the Shareholders;
vi.	any amendment which is intended to facilitate the administration of the ESPP; and
vii.

subject to those provisions which explicitly require Shareholder approval (as set out below), any amendment to the terms of the ESPP, including but not limited to any amendment to the definitions of the terms used in the Plan, the dates on which Participants may become eligible to participate in the ESPP, the procedure for enrolling in the ESPP, the minimum and maximum permitted payroll deduction rate, the amount of Participants' contributions and the Corporation’s contributions and the procedures for making, changing, processing, holding and using such contributions, vesting, the rights of holders of Participant Shares and Employer Shares, the rights to sell or withdraw common shares and cash credited to a Participant's account and the procedures for doing the same, the interest payable on cash credited to a Purchaser's account, the transferability of common shares, contributions or rights under the ESPP, the adjustments to be made in the event of certain transactions, Plan expenses, restrictions on corporate action, or use of funds.

Notwithstanding the foregoing:

i.

no termination, modification, or amendment of the Plan shall adversely affect the rights of a Participant with respect to common shares of the Corporation previously issued under the ESPP without such Participant’s written consent; and

ii.

no modification or amendment to the following provisions of the ESPP shall be effective unless and until the Corporation has obtained the approval of the Shareholders in accordance with the rules and policies of the stock exchanges on which the common shares of the Corporation are listed for trading:

i.

the definition of "Participant" or any defined term comprised in such definition which would have the potential of broadening or increasing participation by insiders of the Corporation (as such term is defined in the applicable securities laws);

ii.	the aggregate maximum number of common shares of the Corporation that may be issued pursuant to the ESPP;
iii.	the purchase price at which common shares may be issued pursuant to the ESPP;
iv.

the rights of a Participants to withdraw Participant Shares and accumulated cash credited to the Participant's account if the Participant ceases to be a Participant for any reason other than retirement, death, or disability;

v.	the extension of any right of a Participant under the ESPP beyond the date on which such right would originally have expired;
vi.

the addition of a cashless exercise feature, payable in cash or securities, if such feature does not provide for a full deduction of the number of underlying common shares from the aggregate maximum number of common shares authorized and reserved for issuance under the ESPP; and

vii.	the addition of, or amendments to the provisions for, any form of financial assistance, other than changes to the Corporation's contributions.

All funds received or held by the Corporation under the Employee Share Purchase Plan will be included in the general funds of the Corporation free of any trust or other restriction, and may be used for any corporate purpose.

There is no limit on the participation of insiders of the Corporation in the Employee Share Purchase Plan.

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Deferred Share Unit Plan

Subject to disinterested Shareholder and stock exchange approval, the Deferred Share Unit Plan (“DSUP”) will be implemented to further align the interests of Directors and the President and CEO, CFO and COO (“Participants”) with Shareholders’ interests and the Corporation’s values of behaving like an owner, continuously improving the Corporation and delivering results, so as to increase the value of the shares going forward. Directors may elect each year to receive all or part of their annual retainer in deferred share units (“DSUs”) having a market value equal to the portion of the retainer to be received in that form, subject to such limits as the Board may impose. The Board may also grant, each year, DSUs to Directors or Senior officers having a market value not greater than the annual retainer or base salary for each such Director or Senior Officer. The number of DSUs to be issued will be determined by dividing the amount of the retainer or base salary determined as the basis for the award by the volume-weighted average trading price of the common shares of the Corporation (as reported by the TSX) for the five (5) trading days immediately preceding the date the DSUs are awarded. Subject to vesting, each DSU may be redeemed for one common share of the upon the participant ceasing to hold any position with the Corporation (whether by termination, retirement or death). The maximum number of common shares of the Corporation that may be issued under the plan is 1,000,000 common shares, representing approximately 0.7% of the outstanding common shares as of April 13, 2010.

DSUs awarded to Directors vest immediately. DSUs awarded to Senior Officers shall not vest before the expiry of 3 years from the award date. Early vesting is provided in the event of termination without cause, resignation at the request of the Corporation, death, or termination within 12 months of the occurrence of a change of control of the Corporation. “Change of control” is defined the same as in the amendments to the Stock Option Plan proposed for this meeting.

The number of common shares for which a DSU may be redeemed shall be adjusted proportionately in the event of (a) a subdivision, redivision or consolidation of the common shares of the Corporation into a greater or lesser number of shares, (b) a reclassification or change of the common shares into a different class or type of securities, or (c) any other capital reorganization of the Corporation, or a consolidation, amalgamation or merger of the Corporation with or into any other entity or the sale of the properties and assets of the Corporation as or substantially as an entirety to any other entity.

Except as required by law, the rights of a Participant under the Deferred Share Unit Plan are not capable of being assigned, transferred, alienated, sold, encumbered, pledged, mortgaged or charged and are not capable of being subject to attachment or legal process for the payment of any debts or obligations of the Participant.

The Board may, in its sole discretion, at any time and from time to time: (i) amend or suspend the Deferred Share Unit Plan in whole or in part, (ii) amend or discontinue any DSUs granted under the Deferred Share Unit Plan, and (iii) terminate the DSUP, without prior notice to or approval by any Participants or shareholders of the Corporation. Without limiting the generality of the foregoing, the Board may:

a.

amend the definition of “Participant” or the eligibility requirements for participating in the Deferred Share Unit Plan, where such amendment would not have the potential of broadening or increasing Insider participation;

b.	amend the manner in which Participants may elect to participate in the Deferred Share Unit Plan or elect the dates on which DSUs shall be redeemed;

c.	amend the provisions of this Deferred Share Unit Plan relating to the redemption of DSUs and the dates for the redemption of the same; and

d.	make any amendment which is intended to ensure compliance with applicable laws and the requirements of the TSX;

e.	make any amendment which is intended to provide additional protection to shareholders of the Corporation (as determined at the discretion of the Board);

f.

make any amendment which is intended to remove any conflicts or other inconsistencies which may exist between any terms of the Deferred Share Unit Plan and any provisions of any applicable laws and the requirements of the TSX;

g.	make any amendment which is intended to cure or correct any typographical error, ambiguity, defective or inconsistent provision, clerical omission, mistake or manifest error;

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h.	make any amendment which is not expected to materially adversely affect the interests of the shareholders of the Corporation; and

i.	make any amendment which is intended to facilitate the administration of the Deferred Share Unit Plan.

Any such amendment, suspension, or termination shall not adversely affect the DSUs previously granted to a Participant at the time of such amendment, suspension or termination, without the consent of the affected Participant.

No modification or amendment to the following provisions of the Deferred Share Unit Plan shall be effective unless and until the Corporation has obtained the approval of the shareholders of the Corporation in accordance with the rules and policies of the TSX:

a.	the number of common shares reserved for issuance under the Deferred Share Unit Plan (including a change from a fixed maximum number of common shares to a fixed maximum percentage of common shares);

b.

the definition of “Participant” or the eligibility requirements for participating in the Deferred Share Unit Plan, where such amendment would have the potential of broadening or increasing Insider participation;

c.	the extension of any right of a Participant under the Deferred Share Unit Plan beyond the date on which such right would originally have expired; and

d.	amendment provisions of the Deferred Share Unit Plan.

No amendment, suspension or discontinuance of the Deferred Share Unit Plan or of any granted DSUs may contravene the requirements of the TSX or any securities commission or regulatory body to which the Deferred Share Unit Plan or the Corporation is now or may hereafter be subject.

If the Board terminates the Deferred Share Unit Plan, no new DSUs (other than DSUs that have been granted but vest subsequently pursuant the Deferred Share Unit Plan will be credited to the account of a Participant, but previously credited (and subsequently vesting) DSUs shall be redeemed in accordance with the terms and conditions of the Deferred Share Unit Plan existing at the time of termination. The Deferred Share Unit Plan will finally cease to operate for all purposes when the last remaining Participant receives the redemption price for all DSUs recorded in the Participant’s account. Termination of the Deferred Share Unit Plan shall not affect the ability of the Board to exercise the powers granted to it hereunder with respect to DSUs granted under the Deferred Share Unit Plan prior to the date of such termination.

The maximum number of common shares that may be (i) issued to insiders of the Corporation (including Directors and officers of the Corporation) pursuant to the Deferred Share Unit Plan within any one year period, and (ii) issuable to insiders pursuant to the Deferred Share Unit Plan at any time, when combined with all of the common shares issuable to insiders pursuant to any other security-based compensation arrangement of the Corporation, shall not exceed 10% of the total number of outstanding common shares of the Corporation. A complete copy of the Deferred Share Unit Plan is set out in “Schedule “F” of this Management Information Circular, see – “Section II – Business of Meeting, Approval of Deferred Share Unit Plan and Reservation of Common Shares”.

TERMINATION AND CHANGE OF CONTROL BENEFITS

René Marion – President & Chief Executive Officer

Gammon has an employment contract and addendum agreement with its President & Chief Executive Officer, René Marion, whereby Mr. Marion is to provide his services to Gammon at an annual base salary of $500,000. In addition, Mr. Marion shall be entitled to an annual incentive bonus for each year of employment with a target range between 0% and 100% of total annual base salary. The payment of an annual bonus, if payable, is ultimately at the discretion of the Compensation Committee. A bonus of 50,000 Gammon Common Shares were granted to Mr. Marion as an inducement for joining the Corporation. These common shares had a one year vesting period from Mr. Marion’s effective start date and have since been released to Mr. Marion. Should Mr. Marion be terminated for any reason, other than for improper or dishonest action, or significant act of misconduct; subject to any change of corporate control of Gammon, being an acquisition by a third party of at least 50% of the voting shares of Gammon, whether by take-over bid, plan of arrangement, business combination or otherwise; subject to materially diminished duties, responsibilities and/or remuneration package; or no longer report directly to the President & Chairman and the Board of Gammon; then, subject to regulatory approval, Mr. Marion shall be immediately entitled to the equivalent of 30 months of annual base salary and bonus, and have all granted stock options previously issued or otherwise entitled to by Gammon or Gammon controlled companies, be made available for immediate vesting and exercise, and remain available for exercise until the expiry of the same full term period of their original maximum tenure. In the event of death during the term of his addendum agreement, Mr. Marion’s beneficiaries shall be entitled to receive life insurance benefits in an amount equal to $1,500,000 (three times annual base salary). In the event of a long or short term disability of Mr. Marion, the Corporation will continue to pay him during the first 90 days of such disability at 100% of his base salary. The Corporation shall have in place long and short term individual disability insurance such that benefits shall commence on the 91st day of any such disability and pay Mr. Marion $16,900 per month until age 65. The Corporation shall also have in place long and short term group disability insurance such that benefits shall commence on the 119th day of any such disability and pay Mr. Marion an additional $3,100 per month until age 65.

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Scott Perry – Executive Vice President & Chief Financial Officer

Gammon has an employment contract and addendum agreements with its Chief Financial Officer, Scott Perry, whereby Mr. Perry is to provide his services to Gammon at an annual base salary of $361,000. In addition, Mr. Perry shall be entitled to an annual incentive bonus for each year of employment with a target range between 0% and 100% of total annual base salary. The payment of an annual incentive bonus, if payable, is ultimately at the discretion of the Compensation Committee. A bonus of 45,000 Gammon Common Shares were granted to Mr. Perry as an inducement for joining the Corporation. These common shares had a one year vesting period from Mr. Perry’s effective start date and have since been released to Mr. Perry. Should Mr. Perry be terminated for any reason, other than for improper or dishonest action, or significant act of misconduct; subject to any change of corporate control of Gammon, being an acquisition by a third party of at least 50% of the voting shares of Gammon, whether by take-over bid, plan of arrangement, business combination or otherwise; subject to materially diminished duties, responsibilities and/or remuneration package; or no longer reporting directly to the Chief Executive Officer and the Board of Gammon, then, subject to regulatory approval, Mr. Perry shall be immediately entitled to the equivalent of 30 months of annual base salary and bonus, and have all granted Stock options previously issued or otherwise entitled to by Gammon or Gammon controlled companies, be made available for immediate vesting and exercise, and remain available for exercise until the expiry of the same full term period of their original maximum tenure, and the bonus Gammon common shares shall be made available for immediate release. In the event of death during the term of his addendum agreement, Mr. Perry’s beneficiaries shall be entitled to receive life insurance benefits in an amount equal to $1,083,000 (three times annual base salary). In the event of a long or short term disability of Mr. Perry, the Corporation will continue to pay him during the first 90 days of such disability at 100% of his base salary. The Corporation shall have in place long and short term individual disability insurance such that benefits shall commence on the 91st day of any such disability and pay Mr. Perry $13,500 per month until age 65. The Corporation shall also have in place long and short term group disability insurance such that benefits shall commence on the 119th day of any such disability and pay Mr. Perry an additional $3,100 per month until age 65.

Russell Tremayne – Executive Vice President & Chief Operating Officer

Gammon has an employment contract and addendum agreements with its Chief Operating Officer, Russell Tremayne, whereby Mr. Tremayne is to provide his services to Gammon at an annual base salary of US$350,000. In addition, Mr. Tremayne is also entitled to an annual incentive bonus for each year of employment with a target range between 0% and 100% of total annual base salary. The payment of an annual incentive bonus, if payable, is ultimately at the discretion of the Compensation Committee. Should Mr. Tremayne be terminated for any reason, other than for improper or dishonest action, or significant act of misconduct; subject to any change of corporate control of Gammon, being an acquisition by a third party of at least 50% of the voting shares of Gammon, whether by take-over bid, plan of arrangement, business combination or otherwise; subject to materially diminished duties, responsibilities and/or remuneration package; and no longer reporting directly to the Chief Executive Officer, then, subject to regulatory approval, Mr. Tremayne shall be immediately entitled to the equivalent of 30 months of annual salary and bonus, and have all stock options previously granted be made available for immediate vesting and exercise, and remain available for exercise until the expiry of their original term. In the event of Mr. Tremayne’s death during the term of this addendum agreement, Mr. Tremayne’s beneficiaries shall be entitled to receive life insurance benefits in an amount equal to US$1,000,000 (three times annual base salary, up to US$1,000,000). In the event of a temporary total disability (short term) of Mr. Tremayne, the Corporation will continue to pay him during the first 90 days of such disability at 100% of base salary. Mr. Tremayne shall be entitled to long term disability comprised of temporary total disability insurance such that benefits shall commence on the 91st day of any such disability at 67% of base salary up to a maximum of US$2,500 per week for a maximum duration of 104 weeks. An own occupation definition of disability will apply. At the end of this term and in the event of a permanent total disability (inability to engage in any occupation) of Mr. Tremayne, the Corporation shall have in place, permanent total disability insurance such that lump sum benefit of US$500,000 would be paid to Mr. Tremayne after the 104th week of disability.

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Dana Hatfield – Senior Vice President, Finance

Gammon has an employment contract and addendum agreement with its Vice President of Finance, Dana Hatfiled, whereby Mr. Hatfield is to provide his services to Gammon at an annual base salary of $205,000. In addition, Mr. Hatfield is also entitled to an annual incentive bonus for each year of employment with a target range between 0% and 60% of total annual base salary. The payment of an annual incentive bonus, if payable, is ultimately at the discretion of the Compensation Committee. Should Mr. Hatfield be terminated for any reason, other than for improper or dishonest action, or significant act of misconduct; subject to any change of corporate control of Gammon, being an acquisition by a third party of at least 50% of the voting shares of Gammon, whether by take-over bid, plan of arrangement, business combination or otherwise; subject to materially diminished duties, responsibilities and/or remuneration package, then, subject to regulatory approval, Mr. Hatfield shall be immediately entitled to the equivalent of twelve (12) months of annual base salary, and have all stock options previously granted be made available for immediate vesting and exercise, and remain available for exercise until the expiry of their original term.

Chris Bostwick – Senior Vice President, Technical Services

Gammon has an employment contract and addendum agreement with its Senior Vice President, Technical Services, Chris Bostwick, whereby Mr. Bostwick is to provide his services to Gammon at an annual base salary of US$255,000. In addition, Mr. Bostwick is also entitled to an annual incentive bonus for each year of employment with a target range between 0% and 60% of total annual base salary. The payment of an annual incentive bonus, if payable, is ultimately at the discretion of the Compensation Committee. Should Mr. Bostwick be terminated for any reason, other than for improper or dishonest action, or significant act of misconduct; subject to any change of corporate control of Gammon, being an acquisition by a third party of at least 50% of the voting shares of Gammon, whether by take-over bid, plan of arrangement, business combination or otherwise; subject to materially diminished duties, responsibilities and/or remuneration package, then, subject to regulatory approval, Mr. Bostwick shall be immediately entitled to the equivalent of 12 months of annual base salary and bonus, and have all stock options previously granted be made available for immediate vesting and exercise, and remain available for exercise until the expiry of their original term.

Fred George – Former President & Chairman

Gammon had an employment agreement with Mr. George, and a consulting agreement which was to come into effect upon his ceasing to be employed by the Corporation or ceasing to be a Director of Corporation.

On September 22, 2009, Mr. George signed a settlement agreement with the Corporation which outlined the terms of his resignation as President & Chairman of the Corporation effective October 13, 2009. In accordance with the settlement agreement, Mr. George received a one time settlement payment of CAD$7,758,000, in October 2009. As part of the settlement agreement, all outstanding stock options of the Corporation held by Mr. George at that time were vested immediately and will remain in effect until the expiry date specified for such stock options. The stock options will not be subject to early termination or accelerated expiry as a result of his ceasing to be an officer, Director or employee of the Corporation.

The settlement agreement supersedes all previous employment and consulting agreements between Mr. George and the Corporation.

DIRECTOR COMPENSATION

Except as disclosed herein, the Corporation has no other arrangements, standard or otherwise, pursuant to which Directors are compensated by the Corporation or its subsidiaries for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as a consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this Management Information Circular.

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Retainer Fees

The role of the Board of Directors has changed considerably in recent years. Boards today have greater responsibility and strategic involvement in organizations and are experiencing increased demands from Shareholders and institutional investors. Their exposure to risk and associated liability issues have also increased. As a result of these increased demands and responsibilities, the Corporation has undertaken a review to provide an assessment of the Corporation's Board compensation practices and provide comparative Board compensation practices with peer group companies. The Nominating & Corporate Governance Committee conducted a review of the fees and revised the fee structure for Independent Directors based on trends in comparative Director compensation data for similarly sized companies within the mining industry. The revised fee structure was recommended to the Board and approved as at May 11, 2009. Prior to the fee revisions noted above, Directors were paid $25,000 as an annual retainer for the Board, $10,000 for the Audit Committee Chair retainer and $5,000 for all other Committee Chair retainers.

Directors of the Corporation who were not employees of the Corporation were remunerated for services provided during the year ended December 31, 2009 in the following aggregate amounts:

Annual retainer	$30,000
Annual retainer paid to the Chair of the Audit Committee of the Board of Directors	$25,000
Annual retainer paid to the Chair of any other Committee of the Board of Directors	$20,000
Attendance fees, per meeting of the Board of Directors and Audit Committee	$Nil
(Independent Directors only)
Attendance fees, per meeting for all other Committees of the Board of Directors	$Nil
(Independent Directors only)

The following table sets out the total Board and Committee attendance fees paid to non-executive Directors as at December 31, 2009. For current details on the Director stock options, see – “Section II – Business of Meeting, Nominees for Election as Directors”. The fees in this table represent the total fees paid to Directors during the 2009 year.

Director	Total Fees Earned ($)	Share- Based Awards ($)	Option-Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value	All Other Compensation	Total Compensation
Kent Noseworthy	$45,000	$Nil	$95,600(1)	$Nil	$Nil	$Nil	$140,600
Canek Rangel(4)	$22,500	$Nil	$Nil	$Nil	$Nil	$Nil	$22,500
André Falzon(5)	$8,750	$Nil	$Nil	$Nil	$Nil	$Nil	$8,750
George Elliott	$47,082	$Nil	$95,600(1)	$Nil	$Nil	$8,437(6)	$151,119
Terrence Cooper(7)	$33,904	$Nil	$222,400(3)	$Nil	$Nil	$1,875(10)	$258,179
Ronald Smith(8)(9)	$38,222	$Nil	$191,200(2)	$Nil	$Nil	$2,577(10)	$231,999

Notes:
1.	The stock option value was determined by multiplying 20,000 stock options by their Black-Scholes value of $4.78 granted on May 15, 2009.
2.	The stock option value was determined by multiplying 40,000 stock options by their Black-Scholes value of $4.78 granted on May 15, 2009.
3.	The stock option value was determined by multiplying 40,000 stock options by their Black-Scholes value of $5.56 granted on April 27, 2009.
4.	Canek Rangel resigned on September 22, 2009 and therefore only received Director fees until that time, all options not exercised were expired as at December 31, 2009.
5.	André Falzon resigned on April 12, 2009 and therefore only received Director fees until that time, all options not exercised were expired as at December 31, 2009.
6.

This value represents the following amounts; a bonus for Mr. Elliott’s efforts assisting in the recruitment of new Board members and a Chairman of the Board in the amount of $7,500 and the Corporation’s contribution to Mr. Elliott’s Employee Share Purchase Plan account which came in effect July 1, 2009 in the amount of $938.

7.	Terrence Cooper was appointed to the Board on April 27, 2009 and therefore only received Director fees since that time.
8.	Ron Smith was appointed to the Board on May 15, 2009 and therefore only received Director fees since that time.
9.

Ron Smith was appointed Interim Chairman of the Board on October 13, 2009 and is receiving an additional $3,000 for every month that he holds this position in addition to his annual retainer and Audit Committee Chair retainer.

10.	This value represents the Corporation’s contribution to each Director’s Employee Share Purchase Plan account which came in effect July 1, 2009.

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The following table sets forth information concerning the aggregated stock options granted to the non executive Directors of the Corporation and outstanding at the end of the year ended December 31, 2009:

Name	Option Based Awards				Share Based Awards
	Number of Securities Underlying Unexercised Options (#)	Exercise Price ($)	Expiry Date	Value of Unexercised in- the-money Options ($)(1)	Number of Share-Based Awards – Unvested (#)	Market Value of Share- Based Awards – Unvested ($)
Kent Noseworthy	5,000	$9.05	Nov 1, 2010	$12,800	Nil	$Nil
	20,000	$9.68	Aug 12, 2015	$38,600	Nil	$Nil
	20,000	$8.27	May 15, 2016	$66,800	Nil	$Nil
Canek Rangel(2)	Nil	$Nil	Nil	$Nil	Nil	$Nil
André Falzon(3)	Nil	$Nil	Nil	$Nil	Nil	$Nil
George Elliott	20,000	$9.68	Aug 12, 2015	$38,600	Nil	$Nil
	20,000	$8.27	May 15, 2016	$66,800	Nil	$Nil
Terrence Cooper	40,000	$8.15	Apr 27, 2016	$138,400	Nil	$Nil
Ronald Smith	40,000	$8.27	May 15, 2016	$133,600	Nil	$Nil

Notes:
1.

On December 31, 2009, the last trading day of the 2009 financial period, the closing price of the common shares on the TSX was $11.61; the total value of unexercised in-the-money options was calculated by taking the difference between the closing price on December 31, 2009 and the exercise price of the stock options and then multiplying that total by the total number of stock options.

2.	Canek Rangel resigned on September 22, 2009 and all options not exercised expired as at December 31, 2009.
3.	Andre Falzon resigned on April 12, 2009 and all options not exercised were expired as at December 31, 2009.

The following table sets forth information concerning the value of incentive plan awards to the non-executive Directors of the Corporation which vested during the year ended December 31, 2009:

Name	Option Based Awards – Value Vested During the Year	Share Based Awards – Value Vested During the Year	Non-Equity Incentive Plan Compensation – Value Vested During the Year
Kent Noseworthy(1)	$Nil	$Nil	$Nil
Canek Rangel(2)	$Nil	$Nil	$Nil
André Falzon(3)	$Nil	$Nil	$Nil
George Elliott(4)	$Nil	$Nil	$Nil
Terrence Cooper(5)	$Nil	$Nil	$Nil
Ronald Smith(6)	$Nil	$Nil	$Nil

Notes:
1.

Mr. Noseworthy had 5,000 of his options vest on August 12, 2009 and his exercise price was $9.68. Since the stock price on the TSX on August 12, 2009 was $6.87 the options had no value on the vesting date.

2.

Mr. Rangel had 5,000 of his options vest on August 12, 2009 and his exercise price was $9.68. Since the stock price on the TSX on August 12, 2009 was $6.87 the options had no value on the vesting date.

3.	André Falzon resigned on April 12, 2009 and therefore his options expired before they vested.
4.

Mr. Elliott had 5,000 of his options vest on August 12, 2009 and his exercise price was $9.68. Since the stock price on the TSX on August 12, 2009 was $6.87 the options had no value on the vesting date.

5.	Mr. Cooper had no options vest in 2009.
6.	Mr. Smith had no options vest in 2009.

SECTION IV – CORPORATE GOVERNANCE

Gammon believes that good corporate governance is an essential element in a well-managed corporation. The corporate governance practices of Gammon Gold meet most of the corporate governance guidelines recommended by Canadian Securities Administrators’ National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”), Canadian and the corporate governance standards and disclosure requirements in Canadian Securities Administrators’ National Policy 58-201, Corporate Governance Guidelines (“NP 58-201”) and National Instrument 58-101, Disclosure of Corporate Governance Practices (“NI 58-101”). The corporate governance practices of Gammon Gold met the corporate governance requirements of Securities Administrators’ National Instrument 52-110, Audit Committees (“NI 52-110”) during 2009. The Corporation’s corporate governance practices also comply with applicable requirements of the Sarbanes-Oxley Act 2002 (“SOX”), including U.S. Securities and Exchange Commission (“SEC”) rules under SOX, as well as issuer standards of the TSX Corporate Governance Rules (the “TSX Rules”). The Corporation will continue to strive to meet the corporate governance guidelines recommended by Canadian Securities Administrators.

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As a Canadian corporation listed on the New York Stock Exchange, Gammon is not required to comply with most of the NYSE corporate governance standards, so long as it complies with Canadian corporate governance practices. In order to claim such an exemption, however, Gammon must disclose the significant differences between its corporate governance practices and those required to be followed by U.S. domestic companies under the NYSE corporate governance standards. The Corporation’s NYSE Statement of Governance Differences is available on the Corporation’s website, www.gammongold.com/governance.php. They also incorporate some best practices derived from the NYSE rules and comply with applicable rules adopted by the SEC to give effect to the provisions of SOX. The following section describes the Corporation’s corporate governance practices.

INDEPENDENCE OF THE BOARD OF DIRECTORS

The Board of Directors of Gammon is responsible for overseeing Management of the Corporation and determining the Corporation’s strategy and for determining whether or not each Director is independent. In making this determination, the Board of Directors has adopted the definition of “independence” as set forth in NI 58-101 and NP 58-201, which recommends that a majority of the Board of Directors be considered “independent”. In applying this definition, the Board considers all relationships of the Directors of Gammon, including business, family and other relationships. As at the date of this Management Information Circular, there are eight (8) Directors on the Board, six (6) of whom are considered independent and two (2) of whom are considered non-independent. Subject to the approval of the proposed slate for election on May 13, 2010, there will be nine (9) Directors on the Board, seven (7) of whom will be considered independent and two (2) of whom will be considered non-independent.

Gammon’s Board of Directors has not adopted the Director independence standards contained in Section 303A.02, “Independence Tests”, of the NYSE Listed Corporation Manual. This has been noted in the Corporation’s NYSE Statement of Governance Differences which is available by visiting the Corporation’s website, www.gammongold.com/governance.php. The independent Directors meet separately following each regularly scheduled Board and Audit Committee meeting, or when appropriate.

To facilitate the functioning of the Board of Directors independently of Management, the following structures and processes are in place:

  during regularly scheduled meetings and other times deemed appropriate, members of Management, are not present for the discussion and determination of certain matters at meetings of the Board of Directors. During the most recently completed financial year, four (4) meetings of the independent Directors were held as noted in Meetings without Management table above;
  under the by-laws of the Corporation, any three Directors may call a meeting of the Board of Directors;
  the independent Directors meet independently of non-independent Directors for in camera sessions following each regularly scheduled Board and Committee meeting;
  the Audit Committee consists entirely of independent Directors; and
  in addition to the above standing Committees of the Board of Directors, independent committees are appointed from time to time, when appropriate.
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The following table sets out the status of independence for all directors nominated for election:

Name of Director	Independent	Basis for Determination of Independence(1)	Other Reporting Issuers of which the Director currently serves as a Director
Ronald Smith(2)	Yes	No direct or indirect material relationship with Gammon	Innovative Properties Incorporated
René Marion	No	Officer of Gammon	N/A
Luis Chavez	No	Director of Mexican subsidiary of Gammon	N/A
Colin Benner(3)	Yes	No direct or indirect material relationship with Gammon	Lundin Mining Corporation
Troon Ventures Limited
Corsa Capital Limited
Creston Moly Corporation
Capstone Mining Corporation
Adriana Resources Incorporated
George Elliott	Yes	No direct or indirect material relationship with Gammon	Esperanza Silver Corporation
Terrence Cooper	Yes	No direct or indirect material relationship with Gammon	N/A
Richard Colterjohn	Yes	No direct or indirect material relationship with Gammon	Explorator Resources Incorporated
MAG Silver Corporation
Alan Edwards	Yes	No direct or indirect material relationship with Gammon	Copper One Corporation
Joseph Spiteri	Yes	No direct or indirect material relationship with Gammon	N/A

Notes:
1.

To be considered independent, a member of the Board of Directors must not have any direct or indirect “material relationship” with the Corporation. A “material relationship” is a relationship which could, in the view of the Board of Directors, be reasonably expected to interfere with the exercise of a Director’s independent judgment. In addition, in order to be considered independent, a member of the Board of Directors must meet the NYSE definition of independence, which is comparable to the foregoing definition.

2.	Currently acting as interim Chairman of the Board.
3.	Proposed to become the Chairman of the Board on May 13, 2010.

The Corporation has an interim independent chairperson, Ronald Smith, whose primary responsibilities are:

  providing leadership to enhance Board effectiveness and is explicitly accountable for ensuring that the Board carries out its responsibilities effectively. This involves ensuring the following:
(i)

that the responsibilities of the Board, as outlined in the Corporation’s Board Charter, Committee Charters and the Position Descriptions, are well understood by both the Board and Management and that the boundaries between Board and Management responsibilities are clearly understood and respected;

(ii)	that the Board works as a cohesive team and providing the leadership essential to achieve this;

(iii)	that the resources available to the Board (in particular timely and relevant information, as will be emphasized below) are adequate to support its work;

(iv)	that a process is in place by which the effectiveness of the Board and its Committees is assessed on a regular basis; and

(v)	that a process is in place by which the contribution of individual Directors to the effectiveness of the Board and Committees is assessed on a regular basis.

  thinking, acting and voting independently from the CEO and other members of Management.

  ensuring that relationships between the Board and Management are conducted in a professional and constructive manner.

  Serving as the “hub” of all Board activity and providing effective Board leadership, overseeing all aspects of its direction and administration and ensuring that the Corporation’s Board of Directors is building a healthy corporate governance culture.

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  ensuring the Board’s discharge of its principal areas of responsibilities as articulated in the Board Charter.

  adopting procedures to ensure that the Board can conduct its work effectively and efficiently, including Committee structure and composition, agenda setting, scheduling and management of meetings.

  overseeing the Charter, structure, membership and composition of Committees and the work delegated to such Committees.

  recruiting, in conjunction with the Nominating and Corporate Governance Committee members, prospective Directors and recommends such candidates for membership to the full Board.

  alloting sufficient time during Board meetings for serious discussion of agenda items and relevant issues of importance to Directors.

  encouraging outside Directors to ask questions and express viewpoints during Board meetings.

  dealing effectively with dissent and works constructively towards achieving consensus and arriving at decisions.

  facilitating effective communication between outside Directors and Management, both inside and outside of Board meetings.

  ensuring that Directors are receiving information from Management that is high in quality, in the appropriate quantity, timely and in a convenient format.

  having a very effective working relationship with the CEO and CFO.

  representing the Corporation to its external stakeholders, such as shareholders, investors, strategic partners, creditors, customers, suppliers, the media, governments and the public generally.

  serving as the external spokesperson for the Corporation, including managing relations effectively with stakeholders such as shareholders, investors, strategic partners, creditors, customers, suppliers, the media, governments and the public generally.

  overseeing the administration of the annual Board, Committee and Director assessments.

  participating in the orientation of new and continuing education of current Directors.

  responding to potential conflict of interest situations.

The following table sets out Board and Committee attendance for all Directors as at December 31, 2009:

Director	Board(9)	Audit Committee	Compensation Committee	Nominating & Corporate Governance Committee	Environmental, Health & Safety Committee
André Falzon(4)	4 of 4 (100%)	1 of 1 (100%)	-	-	-
Terrence Cooper(2)	9 of 9 (100%)	-	1 of 1 (100%)	2 of 2 (100%)	-
Kent Noseworthy	13 of 16 (81%)	5 of 5 (100%)	2 of 2 (100%)	3 of 3 (100%)	3 of 3 (100%)
Canek Rangel(1)(5)	12 of 12 (100%)	-	1 of 1 (100%)	1 of 1 (100%)	2 of 2 (100%)
Fred George(1)(6)	13 of 13 (100%)	-	-	-	-
René Marion(1)	14 of 16 (88%)(8)	-	-	-	3 of 3 (100%)
Luis Chavez(1)	14 of 16 (88%)	-	-	-	-
George Elliott(7)	16 of 16 (100%)	5 of 5 (100%)	2 of 2 (100%)	3 of 3 (100%)	1 of 1 (100%)
Ronald Smith(3)	8 of 8 (100%)	3 of 3 (100%)	-	-	-

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Notes:
1.

Fred George, René Marion, Canek Rangel and Luis Chavez are not considered independent members of the Board of Directors as required by the NYSE definition of independence, and explained in the NYSE Company Manual, Sec. 303A.02 “Independence Tests”, however this corporate governance difference is noted in the Corporation’s NYSE Statement of Governance Differences which is available by visiting the Corporation’s website, www.gammongold.com/governance.php.

2.

Terrence Cooper was appointed a Director of the Board, chair of the Nominating & Corporate Governance Committee and member of the Compensation Committee on April 27, 2009, and has attended all Board & Committee meetings since his appointment.

3.	Ronald Smith was appointed a Director of the Board and chair of the Audit Committee on May 15, 2009, and has attended all Board & Committee meetings since his appointment.
4.	André Falzon resigned as Director of the Board on April 12, 2009, and attended all Board & Committee meetings prior to his resignation.
5.	Canek Rangel resigned as Director of the Board on September 22, 2009, and attended all Board & Committee meetings prior to his resignation.
6.	Fred George resigned as President, Chairman and Director of the Board on October 13, 2009, and attended all Board meetings prior to his resignation.
7.	George Elliott became a member of the Environmental, Health & Safety Committee on November 9, 2009, replacing Canek Rangel.
8.	Mr. Marion missed 2 of the 16 meetings as a result of his travelling schedule.
9.

The Board of Directors meets at least once each calendar quarter. The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs which the Corporation faces from time to time. During the year ended December 31, 2009, the Board of Directors met sixteen (16) times.

Meetings Without Management

The Board and its Committees met without non-independent Directors and members of Management during 2009. The number of meetings without non-independent Directors and members of Management is detailed below:

Meetings Without Management
Board	4 of 4 (regularly scheduled meetings)
Audit Committee	4 of 4 (regularly scheduled meetings)
Compensation Committee	2 of 2
Nominating & Corporate Governance Committee	3 of 3

MANDATE OF THE BOARD OF DIRECTORS

The duties and responsibilities of the Board of Directors are:

  to supervise the Management of the business and affairs of the Corporation; and

  to act with a view towards the best interests of the Corporation.

In discharging its mandate, the Board of Directors is responsible for the oversight and review of the development of, among other things, the following matters:

  the strategic planning process of the Corporation;

  identifying the principal risks of the Corporation’s business and ensuring the implementation of appropriate systems to manage these risks;

  succession planning, including appointing, training and monitoring senior Management;

  a communications policy for the Corporation to facilitate communications with investors and other interested parties; and

  the integrity of the Corporation’s internal control and Management information systems.

The Board of Directors also has the mandate to assess the effectiveness of the Board of Directors as a whole, its Committees and the contribution of individual Directors.

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POSITION DESCRIPTIONS

The Board of Directors has developed written position descriptions for the Chairman, the Chair of each Board Committee, the Chief Executive Officer, the President and the Chief Financial Officer.

EXPECTATIONS OF MANAGEMENT

The Board of Directors has charged Management with responsibility for the efficient management of the business and affairs of the Corporation and the identification and proposal of initiatives for the Corporation to secure opportunities as they arise. In order for the Board of Directors to effectively carry out its mandate, it regularly assesses the abilities of, and communicates those assessments to, Management.

The Board of Directors recognizes the value of direct input from Management as it serves to assist the Board of Directors in its deliberations. Where appropriate, members of Management are invited to attend meetings of the Board of Directors to provide their input on various matters.

In addition to those matters which, by law, must be approved by the Board of Directors, the approval of the Board is also required for:

  the Corporation’s annual business plan and budget;

  major acquisitions or dispositions by the Corporation; and

  transactions which are outside of the Corporation’s existing business.

To ensure the Directors exercise independent judgment in considering transactions and agreements in which a Director or officer has a material interest, all such matters are considered and approved by the independent Directors.

The Corporation believes that it has adopted corporate governance procedures and policies which encourage ethical behaviour by the Corporation’s Directors, officers and employees.

DIRECTOR NOMINATION PROCESS

The Board of Directors of Gammon continually seeks to identify new Board candidates that could assist the Corporation through mining, financial, strategic and public corporation experience. The identification and recruitment process is carried out informally through business and industry contacts of the Corporation’s Directors and officers. The Chief Executive Officer, the Nominating & Corporate Governance Committee or other members of the Board of Directors identify the need to add new Board members, with careful consideration of the mix of qualifications, skills and experience represented on the Board of Directors. Selected members of Management and the Board of Directors interview prospective candidates. The Nominating & Corporate Governance Committee recommends the nominee based on its discussions with Management and other members of the Board and seeks full Board endorsement of the selected candidate, based on its judgment as to which candidate will best serve the interests of the Corporation’s Shareholders.

The Board of Directors has determined that Directors should possess the following minimum qualifications:

i.	the highest personal and professional ethics, integrity and values;

ii.	commitment to representing the long term interest of the Shareholders;

iii.	broad experience at the policy-making level in finance, business, government, education, technology or public interest; and

iv.

sufficient time to effectively fulfill duties as a Board member. The Nominating & Corporate Governance Committee considers any candidates submitted by a Shareholder on the same basis as any other candidate.

Any shareholder proposing a nomination should submit such candidate’s name, along with curriculum vitae or other summary of qualifications, experience and skills, by mail to the Corporation, 1701 Hollis Street, PO Box 2067, Halifax, Nova Scotia, B3J 2Z1, or by email, info@gammongold.com.

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ORIENTATION AND CONTINUING EDUCATION

Management provides new Directors with an overview of their role as a member of the Board and its Committees, and the nature and operation of the Corporation’s business and affairs. New Directors also have the opportunity to discuss the Corporation’s affairs with legal counsel and the representatives of the Corporation’s external auditors. New Directors are also provided with opportunities to visit the mine sites and are invited to have discussions with the Corporation’s operating personnel.

Continuing education for Directors is provided through provision of literature regarding current developments, when available. The Chief Executive Officer of the Corporation takes primary responsibility for the orientation and continuing education of Directors and officers.

RETIREMENT AGE

The Corporation does not have a retirement policy for Directors of the Board.

CODE OF CONDUCT

The Board of Directors of the Corporation has adopted a written code for the Directors, officers, employees and consultants of the Corporation. The Corporate Code of Conduct is available on the Corporation’s website, www.gammongold.com. Gammon Gold’s Board of Directors and Audit Committee are responsible for ensuring compliance with the Corporation’s Code of Conduct. The Corporation is not aware of any departures from the Code of Conduct during the year ended December 31, 2009. The Gammon Gold Board of Directors reviews and approves updates to the Corporate Code of Conduct, which is redistributed to Directors, officers, employees and consultants for signing on an annual basis.

BOARD EFFECTIVENESS

In 2009, the Corporation established and conducted an assessment process to determine the effectiveness of the Board, its Committees and the individual Directors. This assessment is conducted annually through a confidential survey prepared and administered by a third party, where the Board and its Committees are assessed as a whole, and Directors assess each other on an individual basis. In addition the Corporation discloses Director Attendance at Board and Committee meetings each year.

COMMITTEES OF THE BOARD OF DIRECTORS

The Board of Directors has four (4) standing committees:

  the Audit Committee;

  the Nominating & Corporate Governance Committee;

  the Compensation Committee; and

  the Environmental, Health & Safety Committee.

From time to time, when appropriate, ad hoc committees of the Board of Directors are appointed by the Board of Directors.

Audit Committee

Overview

The Audit Committee of the Corporation’s Board of Directors is principally responsible for:

a)

recommending to the Corporation’s Board of Directors the external auditor to be nominated for election by the Corporation’s Shareholders at each Annual Meeting and negotiating the compensation of such external auditor;

b)	overseeing the work of the external auditor;
c)

reviewing the Corporation’s annual and interim financial statements, Management’s Discussion & Analysis and press releases regarding earnings before they are reviewed and approved by the Board of Directors and publicly disseminated by the Corporation; and

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d)

reviewing the Corporation’s financial reporting procedures to ensure adequate procedures are in place for the Corporation’s public disclosure of financial information extracted or derived from its financial statements, other than disclosures described in the previous paragraph.

During fiscal 2009, the Audit Committee met five (5) times.

The purpose of the Audit Committee is to assist the Board of Directors’ oversight of:

  the integrity of Gammon Gold’s financial statements;
  Gammon Gold’s compliance with legal and regulatory requirements;
  the qualifications and independence of Gammon Gold’s independent auditors; and
  the performance of the independent auditors and Gammon Gold’s internal audit function.

In accordance with NI 52-110, disclosure of audit fees and other matters related to the composition and operation of the Corporation’s Audit Committee is set out below.

The Audit Committee’s Charter

The Corporation’s Board of Directors has adopted a Charter for the Audit Committee, which sets out the Committee’s mandate, organization, powers and responsibilities. The complete Audit Committee Charter is attached as Schedule “A” to this Management Information Circular.

Composition of the Audit Committee

As at December 31, 2009, the members of the Audit Committee were Ronald Smith (Chair), George Elliott and Kent Noseworthy. In 2009 all the members were, and all current members are, independent and financially literate, as required by SEC Rule 10A-3, the NYSE Company Manual Section 303A.07 and NI 52-110.

Name of Member	Independent(1)	Financially Literate(2)(3)
Ronald Smith	Yes	Yes
George Elliott	Yes	Yes
Kent Noseworthy	Yes	Yes

Notes:
1.

To be considered independent, a member of the Audit Committee must not have any direct or indirect “material relationship” with the Corporation. A “material relationship” is a relationship which could, in the view of the Board of Directors of the Corporation, be reasonably expected to interfere with the exercise of a member’s independent judgment. In addition in order to be considered independent a member of the Board of Directors must meet the SEC and OSC definition of independence, which is comparable to the foregoing definition. Each member completes a Director Confirmation Form annually to update the Corporation on their independence status.

2.

To be considered financially literate, a member of the Audit Committee must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised in the Corporation’s financial statements.

3.

Each year the members of the Audit Committee complete a Director Confirmation Form, where each member provides an annual update on new financial programs or courses they have taken throughout the year to enhance their financial literacy experience.

Relevant Education and Experience

Each current member of the Audit Committee of the Corporation has sufficient experience to provide (i) an understanding of the accounting principles used by the Corporation to prepare its financial statements, (ii) an ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves, (iii) experience in analyzing and evaluating financial statements of the breadth and complexity of issues reasonably expected to be raised in the Corporation’s financial statements, and (iv) an understanding of internal controls and procedures for financial reporting.

  Ronald Smith brings over 20 years of practical financial and management experience, primarily in the financial, telecommunications and energy sectors, and is a Chartered Accountant;
  Kent Noseworthy is a practicing corporate/commercial lawyer with over twenty years of experience in advising corporate clients on business law and governance issues; and
  George Elliott is a seasoned business leader with 35 years of experience in legal affairs and corporate finance throughout a variety of industries.
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Audit Committee Oversight

Since the commencement of the Corporation’s most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Corporation’s Board of Directors.

Reliance on Certain Exemptions

Since the commencement of the Corporation’s most recently completed financial year, the Corporation has not relied on any of the exemptions set out in section 2.4 (De Minimis Non-audit Services), section 3.2 (Initial Public Offerings), section 3.4 (Events Outside Control of Member), section 3.5 (Death, Disability or Resignation of Audit Committee Member), in subsection 3.3(2) (Controlled Companies), in section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances), or section 3.8 (Acquisition of Financial Literacy) of NI 52-110, or an exemption from this Instrument, in whole or in part, granted under Part 8 (Exemptions) of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described in the section titled “Specific Duties – Oversight of the Independent Auditor” in the Charter of the Audit Committee.

External Auditor Service Fees (By Category, in Canadian Dollars)

The following table discloses the fees charged to the Corporation by its external auditor during the fiscal year ended December 31, 2009; and the fiscal year ended December 31, 2008:

Financial Year Ending	Audit Fees (1)	Audit Related Fees (2)	Tax Fees (3)	All Other Fees
December 31, 2009	$721,109	$Nil	$45,989	$Nil
December 31, 2008	$408,228	$Nil	$138,356	$Nil

Notes:
1.

The aggregate fees billed for audit services, including fees relating to the review of quarterly financial statements, statutory audits of the Corporation’s subsidiaries and services associated with the filing of prospectuses.

2.

The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not disclosed in the “Audit Fees” column.

3.	The aggregate fees billed for tax compliance, tax advice, and tax planning services.

Nominating & Corporate Governance Committee

During the year ended December 31, 2009, the Nominating & Corporate Governance Committee met three (3) times.

The purpose of the Nominating & Corporate Governance Committee is:

  to assist in identifying and recommendation of individuals to the Board of Directors for nomination as members of the Board of Directors and its committees (other than the Nominating & Corporate Governance Committee);
  to review and set out recommendations for the remuneration of the Directors of the Board of Gammon; and
  to develop and recommend to the Board of Directors a set of corporate governance principles applicable to Gammon.

The Committee shall be advisory to the Board and, in such capacity, is responsible for:

a)	Proposing to the full Board new nominees to the Board of Directors;

b)	Implementing a process to assess the effectiveness of the Board as a whole, the Committees of the Board and the contribution of individual Directors;

c)	Establishing an orientation and education program for new recruits to the Board;

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d)	Examining the size of the Board and undertaking, where appropriate, a program to establish a Board size which facilitates effective decision-making;

e)	Reviewing the adequacy and form of compensation of the Directors and ensuring the compensation realistically reflects the responsibilities and the risks involved in being a Director;

f)	Developing the Corporation’s approach to governance issues;

g)	Approving the “Statement of Corporate Governance Practices” contained in the Corporation’s Management Information Circular; and

h)

Annually reviewing and approving of the position descriptions of the Chairman, CEO, CFO, COO, Senior Vice President of Finance and Committee Chairs and the mandates of the Board of Directors, Nominating & Corporate Governance Committee, Compensation Committee, Environmental Health & Safety Committee, and the Audit Committee.

Composition of the Nominating & Corporate Governance Committee

The Nominating & Corporate Governance Committee is currently comprised of Terrence Cooper (Chair), George Elliott and Kent Noseworthy. Messrs. Cooper, Elliott and Noseworthy are unrelated and independent members of the Board of Directors and therefore a majority of the members of the Nominating & Corporate Governance Committee are independent of Management of the Corporation.

Compensation Committee

During the year ended December 31, 2009, the Compensation Committee met two (2) times.

The purposes of the Compensation Committee are to make recommendations to the Board of Directors relating to the remuneration of:

  the President, Chief Executive Officer, Chief Financial Officer and Chief Operating Officer of Gammon; and
  members of senior Management of Gammon.

The Compensation Committee has the authority to:

  conduct or authorize research or investigation into any matter within the scope of its mandate or responsibility; and
  at the Corporation’s expense, retain independent consultants or others to advise the Compensation Committee.

The mandate and administrative responsibility of this Committee is to:

a)	review and approve overall policies in respect of senior and executive Management’s compensation. Such activities shall be primarily focused upon:
  base annual salaries;
  annual Management incentive programs;
  long term Management incentive programs;
  executive stock option plans;
  executive Management pension plan arrangements;
  executive Management health and life insurance benefits;
  senior and executive Management prerequisites; and
  diversity in the organization.
b)

provide advice to the senior and executive Management of the Corporation in relation to the terms and conditions of employment for senior and executive Management which are designed to achieve the growth and profitability objectives of the Corporation and secure such key employees’ long term organizational commitment;

c)	monitor and review senior and executive Management training and development and succession planning, and provide advice as appropriate;

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d)	review recommendations of senior and executive Management related to annual salary increases and incentive payments and ensure these are consistent with approved corporate policies and programs;

e)	review at least annually the investment performance, regulatory compliance, communication provided to employees and plan administration of any pension plans;

f)	review and approve the appointment of the Corporation’s officers;

g)

review and approve compensation disclosure contained in the Management Information Circular, including the Report on Executive Compensation, the Statement of Officers’ Compensation, Employment Agreements, Stock Option Plans, Retirement Plans and any executive and Senior Officers’ indebtedness;

h)	annually review the mandate of this Committee; and

i)	assume other assignments as delegated by the Board of Directors.

Composition of the Compensation Committee

The Compensation Committee is currently comprised of George Elliott (Chair), Kent Noseworthy and Terrence Cooper. Messrs. Elliott, Noseworthy and Cooper are unrelated and independent members of the Board of Directors and therefore a majority of the members of the Compensation Committee are independent of Management of the Corporation.

Environmental, Health & Safety Committee

During the year ended December 31, 2009, the Environmental, Health & Safety Committee met three (3) times.

The purpose of the Environmental, Health & Safety Committee is to monitor the implementation and Management of the Corporation’s policies relating to health, safety and environmental matters. In particular, the Health, Safety and Environment Committee has the authority and responsibility for:

  ensuring that appropriate and effective health, safety and environmental policies and procedures are in place, operational and supported by sufficient resources;

  reviewing and monitoring the health, safety and environmental policies and procedures of the Corporation and reporting to the Board of Directors with any recommendations relating to those policies and procedures;

  reviewing material incidents relating to health, safety and environmental issues and reporting to the Board of Directors with any recommendations relating to those incidents;

  promoting and supporting improvements to the Corporation’s health, safety and environmental record; and

  arranging, implementing and overseeing environmental audits at any of the operations of the Corporation.

Composition of the Environmental, Health & Safety Committee

The Environmental, Health & Safety Committee is currently comprised of Kent Noseworthy (Chair), George Elliott and René Marion.

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SHAREHOLDER COMMUNICATIONS

The Board of Directors has authorized the Chief Executive Officer to represent the Corporation in its communications with Shareholders and members of the investment community. In addition, the CEO and other members of Management meet regularly with investors and other interested parties to receive and respond to inquiries and comments. The Corporation seeks to ensure that all inquiries and concerns receive a complete and timely response from the appropriate member of Management.

The Board of Directors reviews the Corporation’s significant communications with investors and the public, including the Corporation’s Annual Information Form, Management’s Discussion & Analysis, Management Information Circular, annual audited financial statements and quarterly unaudited financial statements.

INTEREST OF MANAGEMENT & OTHERS IN MATERIAL TRANSACTIONS

No Director, or proposed Director, executive officer, holder of securities of more than 10% of any class of outstanding voting securities of the Corporation, or any associate or affiliate thereof, has any interest, directly or indirectly, in material transactions with the Corporation or any of its direct or indirect wholly-owned subsidiaries, other than the following transactions, which were in the normal course of operations.

The Corporation paid or has payable the following amounts to Directors for services other than in their capacity as Directors, and companies controlled by or related to Directors (noted in US$):

	December 31	December 31	December 31
	2009	2008	2007
Production costs – labour(1)	$25,796,510	$33,761,686	$31,147,564
Mining interests – labour(1)	4,875,580	1,167,359	2,437,344
Production costs – consumables(2)	11,254,799	14,655,237	2,032,928
Capital assets(3)	-	94,350	24,838
	$41,926,889	$35,642,674	$35,642,674

Notes:
1.

The Company paid a third party company owned by the brother of Mr. Fred George, a former Director of the Company, for the provision of workers in Mexico at cost plus 8-10%. Effective October 1, 2009 the related contracts were re-negotiated, and as a result workers will now be provided at cost plus 6-8%.

2.

The Company paid two third party companies owned by the father of Mr. Canek Rangel, a former Director of the Company, for the provision of lime, lubricant and fuel. The Company is confident the cost of lubricant and fuel are at fair market value as the prices of these consumables are regulated in Mexico. The Company believes the cost of lime was also at fair market value.

3.

The Company paid Mr. Canek Rangel or a third party company owned by the father of Mr. Rangel, a former Director of the Company, for the provision and construction of production and support facilities, and mineral properties. The Company believes these costs were at fair market value.

In September 2009, the Company announced the resignations of the two members of the Board of Directors involved in the above transactions. As a result, effective the date of their resignations, the above are no longer considered related party transactions.

In 2008, the Company awarded share-based compensation to five of the executive officers of the Company in lieu of a cash bonus. The share entitlements awarded were valued at the volume weighted average trading price of the Company’s shares for the five days prior to the award, and are subject to vesting over an eighteen-month period. The executives have the option to accelerate the vesting of the share entitlements, in return for accepting a smaller number of shares. Four of the executive officers exercised the early vesting option and acquired 549,022 common shares during 2009. The Corporation has recorded $1,630,490 in compensation expense related to these share-based bonuses, which consists of $718,498 for the taxes paid by the Company on behalf of the four executives in respect of the shares they received (December 31, 2008 - $6,002,883, of which $2,703,865 consisted of accruals for taxes). The shares reserved for the remaining executive were valued at $158,534 as at December 31, 2009, and the Company has accrued $223,742 for the taxes which will be payable by the Company on behalf of that executive when he receives his shares under this arrangement.

49

2009 MANAGEMENT INFORMATION CIRCULAR

INDEBTEDNESS OF DIRECTORS AND OFFICERS

During the year ended December 31, 2009, no Director or officer of the Corporation was indebted to the Corporation or any of its subsidiaries, nor did the Corporation or any of its subsidiaries guarantee the indebtedness of any Director or officer.

OTHER BUSINESS

The form of proxy accompanying this Circular confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of the Meeting or other matters which may properly come before the Meeting. Management of the Corporation knows of no matter to come before the Meeting or of any amendment or variation to matters identified in the Notice of the Meeting, other than the matters referred to in the Notice of the Meeting. However, if matters not now known to Management should properly come before the Meeting, common shares represented by proxies solicited by Management will be voted on each such matter in accordance with the best judgment of the person voting such common shares.

ADDITIONAL INFORMATION

Additional information relating to the Corporation filed under its continuous disclosure obligations is available on SEDAR (the System for Electronic Document Analysis and Retrieval, which has been established by the Canadian Securities Administrators) at www.sedar.com. Financial information about the Corporation is provided in the Corporation’s audited comparative consolidated financial statements and management’s discussion and analysis for the financial year ended December 31, 2009, which can be found on SEDAR and on the Corporation’s website at www.gammongold.com. This information is also filed with the Securities and Exchange Commission on EDGAR (the Electronic Data Gathering, Analysis, and Retrieval system) at www.sec.gov. Upon request to the Corporation, the Corporation will provide this information, without charge, to any Shareholder. Such written request should be directed to the attention of Gammon Gold Inc., 1701 Hollis Street, PO Box 2067, Halifax, Nova Scotia, B3J 2Z1.

BOARD OF DIRECTORS APPROVAL

The contents of this Management Information Circular and the sending thereof to the Shareholders of the Corporation have been approved by the Board of Directors of the Corporation.

DATED this 13th day of April, 2010.

Ronald Smith
Interim Chairman of the Board

50

SCHEDULE "A"	AUDIT COMMITTEE CHARTER

The Audit Committee (hereinafter referred to as the “Committee”) has the responsibilities and duties as outlined below:

Mandate

To perform such duties as may be required by applicable legislation and regulations.
To assist the Board of Directors in fulfilling its oversight responsibilities for:
the integrity of the financial statements;
compliance with legal and regulatory requirements relating to financial disclosure;
the external auditors’ independence, performance and fees;
the system of internal control for financial reporting; and
monitoring the effectiveness of the Corporation’s disclosure controls and procedures.
To perform such other duties as may from time to time be assigned to the Audit Committee by the Board.

Composition

The Committee shall be composed of three or more Directors, appointed by the Board on the recommendation of the Nominating and Corporate Governance Committee. All members of the Committee shall not be an officer or employee of the Corporation. All members must be independent. Independence of the Board members will be defined with applicable legislation and at a minimum each Committee member shall have no direct or indirect relationship with the Corporation which in the view of the Board could reasonably interfere with the exercise of a member’s independent judgment except as otherwise permitted by applicable laws.

All members of the Audit Committee shall be financially literate (as defined by applicable legislation).

If an Audit Committee member ceases to be independent for reasons outside the member’s reasonable control, the member shall tender their resignation to the Chair of the Nominating and Corporate Governance Committee immediately upon the event which caused the member to not be independent. Any non-independent Directors can participate with the Committee as observers.

Members are reappointed annually by the Board, with such appointments to take effect immediately following the Annual General Meeting of Shareholders. Members shall hold office until the earlier of the time which their successors are appointed or they cease to be Directors of the Corporation. Vacancies of members of the Audit Committee may be filled for the remainder of the current term of appointment by the Board, upon recommendation of the Nominating and Corporate Governance Committee.

Authority

The Committee has authority to:

1.	Conduct or authorize investigations into any matters within its scope of responsibility.

2.	Appoint, compensate, and oversee the work of any registered public accounting firm employed by the organization.

3.

At the Corporation’s expense, as determined by the Committee, retain independent counsel, accountants, or others to advise the Committee or assist in carrying out its duties or assist in the conduct of an investigation.

4.	Meet with Management, external auditors, or outside counsel, as necessary.

5.	Call a meeting of the Board to consider any matter of concern to the Audit Committee.

Meetings

Meetings of the Audit Committee may be called by:

  The Chair
  Any member of the Audit Committee
  The external auditor
A-1

SCHEDULE "A"	AUDIT COMMITTEE CHARTER

The time and place of meetings of the Committee and the procedure at such meetings shall be determined from time to time by the members thereof provided that:

1.

A quorum for meetings shall be the majority of the members, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and hear each other.

2.	The Committee shall meet quarterly or more frequently as circumstances dictate.

3.

Notice of the time and place of every meeting shall be given in writing or by telephone, facsimile, email or other electronic communication to each member of the Committee at least 24 hours in advance of such meeting, provided however, that a member may in any matter waive a notice of meeting. Attendance of a member at a meeting is a waiver of notice of meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

The external auditors shall be invited to attend and be heard at every Audit Committee meeting, and have the opportunity to discuss matters with the Audit Committee without the presence of Management at each meeting. The Audit Committee will meet in-camera with the external auditors at each meeting. The Secretary of the Corporation shall act as Secretary of the Audit Committee and minutes of the Audit Committee shall be recorded and maintained by the Secretary.

Responsibilities

1.	As required by the Board, the external auditor reports directly to the Audit Committee.

2.	The Audit Committee must recommend to the Board of Directors:

a.	the external auditor to be nominated for purposes of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation; and
b.	the compensation of the external auditor.

3.

The Audit Committee is directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing the Auditor’s Report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between Management and the external auditor regarding financial reporting.

4.

The Audit Committee must pre-approve all non-audit services to be provided to the Corporation or its subsidiary entities by the Corporation’s external auditor. The Audit Committee has delegated to the Chair of the Committee the authority to pre-approve the non-audit services, with such pre-approval presented to the Audit Committee at the next scheduled Audit Committee meeting following such pre-approval.

De minimis non-audit services satisfy the pre-approval requirement provided:

a.

the aggregate amount of all these non-audit services that were not pre-approved is reasonably expected to constitute no more that 5% of the total audit fees paid by the Corporation and its subsidiaries to the Corporation’s external auditor during the fiscal year in which the services are provided;

b.	the Corporation or subsidiaries of the Corporation, as the case may be, did not recognize the services as non-audit services at the time of the engagement; and
c.

the services are promptly brought to the attention of the Audit Committee of the Corporation and approved, prior to the completion of the audit, by the Audit Committee, who has been granted authority to pre-approve non-audit engagements.

The Audit Committee has instructed Management that, to obtain pre-approval, Management must detail the work to be preformed by the external auditor and obtain the assurance from the external auditor that the proposed work does not impair their independence.

A-2

SCHEDULE "A"	AUDIT COMMITTEE CHARTER

5.

The Audit Committee reviews and recommends to the Board approval of the Corporation’s financial statements, MD&A and related annual and interim press releases prior to the disclosure of this information. It also ensures that adequate procedures are in place for the review of financial information extracted or derived from the Corporation’s financial statements, contained in the Corporation’s other financial disclosures and must periodically assess the adequacy of those procedures.

6.	The Audit Committee must establish procedures for:

a.	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal controls or auditing matters; and
b.	the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

7.

The Audit Committee must review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Corporation.

8.	The Audit Committee shall report to the Board on the proceedings of each Audit Committee meeting and on the Audit Committee’s recommendations at the next regularly scheduled Board meeting.

9.	The Audit Committee shall review the National Instrument 52-110 – Audit Committees disclosure required in the Corporation’s Annual Information Form.

A-3

SCHEDULE "B"	AMENDED STOCK OPTION PLAN

GAMMON GOLD INC.
STOCK OPTION PLAN
AS AMENDED AND RESTATED ON MARCH 26, 2010

1.	INTERPRETATION

1.1	Definitions

For the purposes of this Plan, the following terms shall have the following meanings:

(a)	“Board” means the board of Directors of the Corporation;

(b)	“Change of Control” means the occurrence of any one or more of the following events:

(i)

a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Corporation or any of its Subsidiaries and another corporation or other entity, as a result of which the holders of Shares prior to the completion of the transaction hold less than 50% of the votes attached to all of the outstanding voting securities of the successor corporation or entity after completion of the transaction;

(ii)	a resolution is adopted to wind-up, dissolve or liquidate the Corporation;

(iii)

any person, entity or group of persons or entities acting jointly or in concert (the “Acquiror”) acquires, or acquires control (including, without limitation, the power to vote or direct the voting) of, voting securities of the Corporation which, when added to the voting securities owned of record or beneficially by the Acquiror or which the Acquiror has the right to vote or in respect of which the Acquiror has the right to direct the voting, would entitle the Acquiror and/or Associates and/or affiliates of the Acquiror to cast or direct the casting of 50% or more of the votes attached to all of the Corporation’s outstanding voting securities which may be cast to elect Directors of the Corporation or the successor corporation (regardless of whether a meeting has been called to elect Directors);

(iv)

as a result of or in connection with: (A) the contested election of Directors or (B) a transaction referred to in subparagraph 1.1.1(a)(i) above, the nominees named in the most recent Management Information Circular of the Corporation for election to the board of Directors of the Corporation shall not constitute a majority of the Directors; or

(v)	the Board adopts a resolution to the effect that a Change of Control as defined herein has occurred or is imminent.

For the purposes of the foregoing, “voting securities” means common shares of the Corporation and any other shares entitled to vote for the election of Directors, and shall include any securities, whether or not issued by the Corporation, which are not shares entitled to vote for the election of Directors but which are convertible into or exchangeable for shares which are entitled to vote for the election of Directors, including any options or rights to purchase such shares or securities.

(c)	“Consultant” means a person, other than an employee, Director or Senior Officer of the Corporation or of any Subsidiary, that:

(i)	is engaged to provide bona fide services to the Corporation or a Subsidiary, other than services provided in relation to a distribution;

(ii)	provides the services under a written contract with the Corporation or a Subsidiary; and

(iii)	spends or will spend all or substantially all of his, her or its time and attention on the affairs and business of the Corporation or a Subsidiary;

B-1

SCHEDULE "B"	AMENDED STOCK OPTION PLAN

and includes, for an individual consultant, a corporation of which the individual Consultant is an employee or shareholder, and a partnership of which the individual Consultant is an employee or partner, and, for greater certainty, includes Consultants who provide outsourced or contract labour to the Corporation or a Subsidiary, and employees of such Consultants;

(d)	“Corporation” means Gammon Gold Inc.;

(e)	“Effective Date” means the date of the original adoption of this Plan by the Board, namely October 1, 1999;

(f)

“Eligible Person” means, subject to all applicable laws, any employee, Consultant, Senior Officer, or Director of the Corporation or any Subsidiary or any personal holding corporation controlled by a Senior Officer or Director of the Corporation or any Subsidiary or any registered retirement savings plans established for the sole benefit of an employee, Senior Officer or Director of the Corporation or any Subsidiary;

(g)	“Grant Date” means, with respect to an Option, the date on which it was granted;

(h)	“Insider” means:

(i)

an insider as defined under Section 1(1) of the Securities Act (Ontario), other than a person who falls within that definition solely by virtue of being a Director or Senior Officer of a Subsidiary, and

(ii)	an associate, as defined under Section 1(1) of the Securities Act (Ontario), of any person who is an insider by virtue of subparagraph 1.1(h)(i) above;

(i)	“Option” means an option to purchase Shares granted to an Eligible Person pursuant to the terms of the Plan;

(j)	“Participant” means an Eligible Person to whom Options have been granted;

(k)	“Plan” means this stock option plan of the Corporation;

(l)	“Senior Officer” means an “Officer” as defined in Section 1(1) of the Securities Act (Ontario);

(m)	“Shares” means the common shares of the Corporation;

(n)

“Share Compensation Arrangement” means any stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares, including a share purchase from treasury which is financially assisted by the Corporation by way of loan, guarantee or otherwise;

(o)	“Subsidiary” means any related entity to the Corporation, as such term is defined in National Instrument 45- 106 - Prospectus and Registration Exemptions of the Canadian Securities Administrators;

(p)	“Termination Date” means the date on which a Participant ceases to be an Eligible Person.

1.2	Number and Gender

Words importing the singular number only shall include the plural and vice versa and words importing the masculine shall include the feminine.

1.3	Governing Law

This Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

B-2

SCHEDULE "B"	AMENDED STOCK OPTION PLAN

2.	PURPOSE

The purpose of this Plan is to:

(a)

encourage ownership of the Shares by Directors, Senior Officers, Consultants and employees of the Corporation and its Subsidiaries who are primarily responsible for the management and profitable growth of the Corporation’s business;

(b)	advance the interests of the Corporation by providing additional incentive for superior performance by such persons; and

(c)	attract and retain valued Directors, Senior Officers, Consultants and employees.

3.	ADMINISTRATION

(a)

The Plan shall be administered by the Board. Subject to the limitations of the Plan and the requirements of such regulatory authorities, stock exchanges or over-the-counter markets having jurisdiction over the affairs of the Corporation, the Board shall have the authority to:

(i)	grant options to purchase Shares to Eligible Persons;

(ii)	determine the terms, limitations, restrictions and conditions respecting such grants;

(iii)	interpret the Plan and to adopt, amend and rescind such administrative guidelines and other rules and regulations relating to the Plan as it shall from time to time deem advisable, and

(iv)	make all other determinations and to take all other actions in connection with the implementation and administration of the Plan as it may deem necessary or advisable.

(b)	The Board’s guidelines, rules, regulation, interpretations and determinations shall be conclusive and binding upon the Corporation and all other persons.

4.	SHARES SUBJECT TO PLAN

(a)

The maximum number of Shares which may be reserved and set aside for issue under this Plan shall be 26,000,000, provided that the Board shall have the right, from time to time, to increase such number subject to the approval of the shareholders of the Corporation and such regulatory authorities, stock exchanges or over-the-counter markets having jurisdiction over the affairs of the Corporation. The maximum number of Shares which may be reserved for issuance to any one person on the exercise of Options granted under the Plan shall be 5% of the Shares outstanding on the most recent Grant Date (on a non-diluted basis) less the aggregate number of Shares reserved for issuance to such person under any other option to purchase Shares from treasury granted as a compensation or incentive mechanism.

(b)	Any Shares subject to an Option which for any reason is cancelled or terminated without having been exercised shall again be available for grants under the Plan.

5.	PARTICIPATION

Options shall be granted under the Plan only to Eligible Persons designated from time to time by the Board and shall be subject to the approval of such regulatory authorities, stock exchanges or over-the-counter having jurisdiction over the affairs of the Corporation.

B-3

SCHEDULE "B"	AMENDED STOCK OPTION PLAN

6.	TERMS AND CONDITIONS OF OPTIONS

The terms and conditions of each Option shall include the following, as well as such other provisions, not inconsistent with the Plan, as may be deemed advisable by the Board including those contained in any stock option agreement entered into between the Corporation and a Participant:

(a)

Option Price: The option price of any Shares in respect of which a Stock Option may be granted shall be fixed by the Board but shall be not less than the market price of the Shares on the Grant Date. For the purpose of this subparagraph 6(a), “market price” shall be deemed to be the volume-weighted average trading price of the Shares for the five trading days immediately preceding the Grant Date as reported by the Toronto Stock Exchange, or, if the Shares are not listed on the Toronto Stock Exchange, on such other principal stock exchange or over-the-counter market on which the Shares are listed or quoted, as the case may be. If the Shares are not publicly traded or quoted, then the “market price” shall be the fair market value of the Shares, as determined by the Board, on the Grant Date. In the resolution allocating any Option, the Board may determine that the Grant Date shall be a future date determined in the manner specified in such resolution, in which case, for the purpose of this subparagraph 6(a), “market price” shall be deemed to be the weighted average trading price of the Shares for the five trading days immediately preceding such Grant Date as reported by the Toronto Stock Exchange, or if the Shares are not listed on the Toronto Stock Exchange, on such other principal stock exchange or over-the-counter market on which the Shares are listed or quoted, as the case may be, or, if the Shares are not publicly traded or quoted, then the “market price” shall be the fair market value of the Shares, as determined by the Board, on the Grant Date. The Board may also determine that the exercise price per share may escalate at a specified rate dependent upon the date on which any Option may be exercised by the Participant.

(b)

Payment: The full purchase price of Shares purchased under an Option shall be paid in cash or certified funds upon the exercise thereof, and upon receipt of payment in full, but subject to the terms of the Plan, the number of Shares in respect of which the Option is exercised shall be duly issued as fully paid and non- assessable. A holder of an Option shall have none of the rights of a shareholder until the Shares are issued to him.

(c)	Term of Option: Options may be granted under this Plan exercisable over a period not exceeding seven (7) years. Each Option shall be subject to earlier termination as provided in subparagraph 6(g).

(d)

Vesting: The date or dates of the vesting of each Option shall be a future date or dates determined in the manner specified in the resolution of the Board granting such Option, provided that, subject to the provisions of subparagraphs 6(e) and 6(g), no Option shall vest at a rate faster than over a period of four (4) years from its Grant Date, in equal instalments on each anniversary of such Grant Date.

(e)	Change of Control: Notwithstanding anything else herein to the contrary, in the event of a Change of Control, all Options outstanding shall vest and be immediately exercisable.

(f)

Exercise of Option: Subject to the provisions contained in subparagraphs 6(g)(ii),(iii) and (v), no Option may be exercised unless the Participant is then an Eligible Person. This Plan shall not confer upon the Participant any right with respect to continuation of employment by the Corporation. Absence on leave approved by an officer of the Corporation or of any Subsidiary authorized to give such approval shall not be considered an interruption of employment for any purpose of the Plan. Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the transfer agent of the Corporation in Toronto of written notice of exercise specifying the number of Shares with respect to which the Option is being exercised and accompanied by payment in full of the purchase price of the Shares then being purchased.

(g)

Termination of Options: Unless otherwise determined by the Board, in its sole discretion, and as may be permitted by any regulatory authorities, stock exchanges or over-the-counter markets having jurisdiction over the affairs of the Corporation, any Option granted pursuant hereto, to the extent not validly exercised, will terminate on the earliest of the following dates:

B-4

SCHEDULE "B"	AMENDED STOCK OPTION PLAN

(i)	the date of expiration specified in the Option agreement or in the resolution of the Board granting such Option, as the case may be, being not more than seven (7) years after the Grant Date;

(ii)

if the Participant’s employment with the Corporation or a Subsidiary is terminated for cause, immediately upon such termination if such Option has not vested prior to the date of such termination, and upon the expiry of three (3) months from the date of such termination if such Option has so vested;

(iii)

if the Participant of its own accord ceases to be an Eligible Person, other than by reason of retirement, permanent disability or death, immediately on the date the Participant ceased to be an Eligible Person if such Option has not vested prior to such date, and upon the expiry of three (3) months from such date if such Option has so vested;

(iv)

if the Participant ceases to be an Eligible Person by virtue of having been dismissed without cause, other than by reason of retirement, permanent disability or death, all of the Participant’s outstanding Options shall vest immediately on the date the Participant ceased to be an Eligible Person, and such Options shall terminate upon the expiry of three (3) months from such date;

(v)

upon the expiry of three (3) months after the date of the death of the Participant during which three (3) month period the Option may be exercised by the Participant’s legal representative or the person or persons to whom the deceased Participant’s rights under the Option shall pass by will or the applicable laws of decent and distribution, and only to the extent the Participant would have been entitled to exercise the Option on the date of death; and

(vi)

upon the expiry of three (3) months after termination of the Participant’s employment by reason of permanent disability or retirement under any retirement plan of the Corporation or any Subsidiary, during which three (3) month period the Participant may exercise the Option to the extent he was entitled to exercise it at the time of such termination, provided that if the Participant shall die within such three (3) month period, then such right shall be extended to three (3) months following the date of death of the Participant and shall be exercisable only by the persons described in subparagraph 6(g)(v) hereof and only to the extent therein set forth.

(h)

Non-transferability of Option: No Option shall be transferable or assignable by the Participant other than by will or the laws of decent and distribution and such Option shall be exercisable during his lifetime only by the Participant.

(i)

Applicable Laws or Regulations: The Plan, the grant and exercise of Options hereunder and the Corporation’s obligation to sell and deliver Shares upon exercise of the Options shall be subject to all applicable federal, provincial and foreign laws, rules and regulations, the rules and regulations of any stock exchange or over- the-counter market on which the Shares are listed or quoted for trading, as the case may be, and to such approvals by any regulatory or governmental agency as may, in the opinion of counsel to the Corporation, be required. The Corporation shall not be obligated by any provision of the Plan or the granting of any Option hereunder to issue or sell Shares in violation of such laws, rules and regulations or any condition of such approvals. No Option shall be granted and no Shares issued or sold hereunder where such grant, issue or sale would require registration of the Plan or the Shares under the securities laws of any jurisdiction and any purported grant of any Option or issue or sale of Shares hereunder in violation of this provision shall be void. In addition, the Corporation shall have no obligation to issue any Shares pursuant to the Plan unless such Shares shall have been duly listed or quoted, upon official notice of issuance, with all stock exchanges or over-the-counter markets, as the case may be, on which the Shares are listed or quoted for trading. Shares issued and sold to Participants pursuant to the exercise of Options may be subject to limitations on sale or resale under applicable securities laws.

7.	ADJUSTMENTS IN SHARES SUBJECT PLAN:

(a)

Subdivisions and Redivisions: In the event of any subdivision or redivision of the Shares at any time while any Option is outstanding into a greater number of Shares, the Corporation shall thereafter deliver at the time of exercise of any Option, in lieu of the number of Shares in respect of which such Option is then being exercised, such greater number of Shares as would result from said subdivision or redivision had such Option been exercised before such subdivision or redivision without the Participant making any additional payment or giving any other consideration therefor.

B-5

SCHEDULE "B"	AMENDED STOCK OPTION PLAN

(b)

Consolidations: In the event of any consolidation of the Shares at any time while any Option is outstanding into a lesser number of Shares, the Corporation shall thereafter deliver, and the Participant shall accept, at the time of exercise of any Option, in lieu of the number of Shares in respect of which such Option is then being exercised, such lesser number of Shares as would result from such consolidation had such Option been exercised before such consolidation.

(c)

Reclassifications/Changes: In the event of any reclassification or change of the Shares at any time while any Option is outstanding, the Corporation shall thereafter deliver at the time of exercise of any Option hereunder the number of securities of the Corporation of the appropriate class or classes resulting from said reclassification or change as the Participant would have been entitled to receive in respect of the number of Shares in respect of which such Option is then being exercised had such Option been exercised before such reclassification or change.

(d)

Other Capital Reorganizations: In the event of any capital reorganization of the Corporation at any time while any Option is outstanding, not otherwise covered in this paragraph 7 or a consolidation, amalgamation or merger with or into any other entity or the sale of the properties and assets of the Corporation as or substantially as an entirety to any other entity, the Participant, if he has not exercised his Option prior to the effective date of such capital reorganization, consolidation, amalgamation, merger or sale, upon the exercise of such Option thereafter, shall be entitled to receive and shall accept in lieu of the number of Shares then subscribed for by him but for the same aggregate consideration payable therefor, the number of other securities or property of the entity resulting from such capital reorganization, consolidation, amalgamation, merger or sale, as the case may be, that the Participant would have been entitled to receive on such capital reorganization, consolidation, amalgamation, merger or sale if, on the record date or the effective date thereof, he had been the registered holder of the number of Shares so subscribed for.

(e)

Other Changes: In the event that the Corporation takes any action affecting the Shares at any time, other than any action described above, which in the opinion of the board of Directors of the Corporation would materially affect the rights of the Participant, the exercise price or number of Shares issuable upon exercise of any Option will be adjusted in such manner, if any, and at such time, as the board of Directors of the Corporation may determine, but subject in all cases to any necessary regulatory and, if required, shareholder approval. Failure to take such action by the Directors of the Corporation so as to provide for an adjustment on or prior to the effective date of any action by the Corporation affecting the Shares will be conclusive evidence that the board of Directors of the Corporation has determined that it is equitable to make no adjustment in the circumstances.

(f)

The Corporation shall not be obligated to issue fractional Shares in satisfaction of its obligations under the Plan or any Option and the Participant will not be entitled to receive any form of compensation in lieu thereof.

(g)

If at any time the Corporation grants to its shareholders the right to subscribe for and purchase pro rata additional securities of any other corporation or entity, there shall be no adjustments made to the number of Shares or other securities subject to the Options in consequence thereof and the Options shall remain unaffected.

(h)	The adjustment in the number of Shares issuable pursuant to Options provided for in this paragraph 7 shall be cumulative.

(i)

On the happening of each and every of the foregoing events, the applicable provisions of the Plan and each of them shall, ipso facto, be deemed to be amended accordingly and the Board shall take all necessary action so as to make all necessary adjustments in the number and kind of securities subject to any outstanding Option (and the Plan) and the exercise price thereof.

B-6

SCHEDULE "B"	AMENDED STOCK OPTION PLAN

8.	LIMITS WITH RESPECT TO INSIDERS:

(a)	The maximum number of Shares issuable to Insiders under the Plan or other Share Compensation Arrangement shall not exceed 10% of the issued and outstanding Shares at any time.

(b)	The maximum number of Shares which may be issued to Insiders under the Plan or other Share Compensation Arrangement within a one-year period shall not exceed 10% of the issued and outstanding Shares.

(c)	The maximum number of Shares which may be issued to any one Insider under the Plan or other Share Compensation Arrangement within a one-year period shall be 5% of the issued and outstanding Shares.

(d)

Any entitlement to acquire Shares granted pursuant to the Plan or other Share Compensation Arrangement prior to the grantee becoming an Insider shall be excluded for the purposes of the limits set out in subparagraphs (a), (b) and (c) of this paragraph 8.

9.	FINANCIAL ASSISTANCE FOR PURPOSE OF SHARES

(a)

Subject to applicable law, the Corporation may, in its sole discretion, arrange for the Corporation or any Subsidiary to make loans or provide guarantees for loans by financial institutions to assist Participants to purchase Shares upon the exercise of the Options so granted. Any loans granted by the Corporation or any Subsidiary to assist Participants to purchase Shares upon the exercise of Options shall be full recourse to the Participant and secured by the Shares purchased with the proceeds of the loan, and shall be at such rates of interest, if any, and on such other terms as may be determined by the Corporation.

(b)

The Shares may be sold by the Participant at any time provided that an amount equivalent to the option price per Share sold, or the balance of the loan, whichever is the lesser, is applied in repayment of the loan.

10.	AMENDMENTS AND TERMINATION OF PLAN AND OPTIONS

(a)

Subject in all cases to the approval of all regulatory authorities, stock exchanges or over-the-counter markets having jurisdiction over the affairs of the Corporation, the Board may from time to time amend or revise any of the terms of the Plan (or any Option granted thereunder) or may terminate the Plan (or any Option granted thereunder) at any time provided, however, that:

(i)	no such action shall, without the consent of the participant, in any manner adversely affect a Participant’s rights under any Option theretofore granted under the Plan;

(ii)

if under the rules and policies of the Toronto Stock Exchange, or such other principal stock exchange or over-the-counter market on which the Shares are listed or quoted, such amendment requires approval by the shareholders of the Corporation, such amendment shall not be effective until the Corporation has obtained such approval in accordance with the rules and policies of the Toronto Stock Exchange or such other such other principal stock exchange or over-the-counter market on which the Shares are listed or quoted.

(b)

No amendment to the terms of the Plan shall affect any Option granted prior to such date, and each such Option shall continue to be governed by the terms of the Plan as it existed immediately before such amendment, unless the Participant holding such Option agrees that it shall be governed by the amended terms of the Plan.

11.	EFFECTIVE DATE AND DURATION OF PLAN

Subject to paragraph 12, the Plan becomes effective on the Effective Date and Options may be granted immediately thereafter in accordance with the Plan. Any amendments to the Plan shall become effective upon the approval of such amendments by the Board, subject to paragraph 12 if under the rules and policies of the Toronto Stock Exchange, or such other principal stock exchange or over-the-counter market on which the Shares are listed or quoted, require shareholder approval for such amendment. Any Options granted subsequent to the Effective Date or subsequent to the date of an amendment to the Plan but prior to the approval of the Plan or of such amendment (if required) by the shareholders of the Corporation as contemplated in paragraph 12 shall not be exercisable until such approval is obtained and, if such approval is not obtained, such Options shall be immediately cancelled. The Plan shall remain in full force and effect until such time as the Board shall terminate the Plan, and for so long thereafter as Options remain outstanding in favour of any Participant.

B-7

SCHEDULE "B"	AMENDED STOCK OPTION PLAN

12.	APPROVAL OF PLAN

The establishment of the Plan, and, if required by the rules and policies of the Toronto Stock Exchange, or such other principal stock exchange or over-the-counter market on which the Shares are listed or quoted, any amendment to the Plan, shall be subject to approval of the shareholders of the Corporation. All Options granted subsequent to such approval shall not require approval by the shareholders unless such approval is required by the regulatory authorities, stock exchanges or over-the-counter markets having jurisdiction over the affairs of the Corporation.

B-8

SCHEDULE "C"	RESOLUTION TO APPROVE INCREASE TO THE STOCK OPTION PLAN

ORDINARY RESOLUTION OF THE SHAREHOLDERS OF
GAMMON GOLD INC.
TO APPROVE AMENDMENTS TO THE STOCK OPTION PLAN

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.

the following amendments to the terms of the Corporation’s Stock Option Plan for Directors, officers, employees and consultants, as more particularly described in the Management Information Circular of the Corporation dated April 13, 2010, be and the same are hereby approved, confirmed and ratified:

a)

to increase the maximum number of common shares reserved for grants of stock options under the Stock Option Plan, since its inception, by 1,000,000 common shares from 25,000,000 to 26,000,000 common shares;

2.

any one Director or officer of the Corporation be and is hereby authorized to do all acts and things and execute all documents, as may be necessary or desirable in his or her opinion to give effect to the foregoing.

C-1

SCHEDULE "D"	RESOLUTION TO APPROVE AMENDMENTS TO THE STOCK OPTION PLAN

ORDINARY RESOLUTION OF THE SHAREHOLDERS OF
GAMMON GOLD INC.
TO APPROVE AMENDMENTS TO THE STOCK OPTION PLAN

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.

the following amendments to the terms of the Corporation’s Stock Option Plan for Directors, officers, employees and consultants, as more particularly described in the Management Information Circular of the Corporation dated April 13, 2010, be and the same are hereby approved, confirmed and ratified:

a)	section 1.1 of the Stock Option Plan is amended to include the following defined term, and the remaining subsections of section 6 are re-numbered accordingly:

“(b)	“Change of Control” means the occurrence of any one or more of the following events:

(i)

a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Corporation or any of its Subsidiaries and another corporation or other entity, as a result of which the holders of Shares prior to the completion of the transaction hold less than 50% of the votes attached to all of the outstanding voting securities of the successor corporation or entity after completion of the transaction;

(ii)	a resolution is adopted to wind-up, dissolve or liquidate the Corporation;

(iii)

any person, entity or group of persons or entities acting jointly or in concert (the “Acquiror”) acquires, or acquires control (including, without limitation, the power to vote or direct the voting) of, voting securities of the Corporation which, when added to the voting securities owned of record or beneficially by the Acquiror or which the Acquiror has the right to vote or in respect of which the Acquiror has the right to direct the voting, would entitle the Acquiror and/or Associates and/or affiliates of the Acquiror to cast or direct the casting of 50% or more of the votes attached to all of the Corporation’s outstanding voting securities which may be cast to elect Directors of the Corporation or the successor corporation (regardless of whether a meeting has been called to elect Directors);

(iv)

as a result of or in connection with: (A) the contested election of Directors or (B) a transaction referred to in subparagraph 1.1(b)(i) above, the nominees named in the most recent Management Information Circular of the Corporation for election to the board of Directors of the Corporation shall not constitute a majority of the Directors; or

(v)	the Board adopts a resolution to the effect that a Change of Control as defined herein has occurred or is imminent.

For the purposes of the foregoing, “voting securities” means common shares of the Corporation and any other shares entitled to vote for the election of Directors, and shall include any securities, whether or not issued by the Corporation, which are not shares entitled to vote for the election of Directors but which are convertible into or exchangeable for shares which are entitled to vote for the election of Directors, including any options or rights to purchase such shares or securities.”

b)	section 6 of the Stock Option Plan is amended to include the following provision, and the remaining subsections of section 6 are re-numbered accordingly:

“(e)	Change of Control: Notwithstanding anything else herein to the contrary, in the event of a Change of Control, all Options outstanding shall vest and be immediately exercisable.”

any one Director or officer of the Corporation be and is hereby authorized to do all acts and things and execute all documents, as may be necessary or desirable in his or her opinion to give effect to the foregoing.

D-1

SCHEDULE "E"	DEFERRED SHARE UNIT PLAN

GAMMON GOLD INC.
DEFERRED SHARE UNIT PLAN

1.	INTRODUCTION

1.1	Purpose

The Gammon Gold Inc. Deferred Share Unit Plan (the “Plan”) has been established to provide Directors and Senior Officers of Gammon Gold Inc. with the opportunity to acquire deferred share units in order to allow them to participate in the long term success of Gammon Gold Inc. and to promote a greater alignment of interests between its Directors, Senior Officers and shareholders.

1.2	Definitions

For purposes of the Gammon Gold Inc. Deferred Share Unit Plan:

a)	“Acknowledgement and Election Form” means a document substantially in the form of Schedule “A”;

b)	“Affiliate” has the meaning assigned by the Securities Act (Ontario), as amended from time to time;

c)

“Applicable Laws” means all laws and regulations applicable to the Corporation and its affairs, and all applicable regulations and policies of such regulatory authorities, stock exchanges or over-the-counter markets as have jurisdiction over the affairs of the Corporation;

d)	“Applicable Withholding Taxes” has the meaning set forth in Section 2.4 of the Plan;

e)	“Associate” has the meaning assigned by the Securities Act (Ontario), as amended from time to time;

f)

“Award Date” means in respect of Deferred Share Units awarded as (i) the Director’s Retainer, as contemplated by Section 3, the last day of each of March, June, September and December of a calendar year on which dates the Deferred Share Units shall be deemed to be awarded, in arrears, to a Participant; or (ii) discretionary award as contemplated by Section 4, on such date as the Board determines;

g)	“Award Market Value” means the volume-weighted average trading price of the Shares for the five (5) trading days immediately preceding the Award Date as reported by the Stock Exchange;

h)	“Board” means the board of Directors of the Corporation;

i)	“Change in Control” means the occurrence of any one or more of the following events:

a.

a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Corporation or any of its Subsidiaries and another corporation or other entity, as a result of which the holders of Shares prior to the completion of the transaction hold less than 50% of the votes attached to all of the outstanding voting securities of the successor corporation or entity after completion of the transaction;

b.	a resolution is adopted to wind-up, dissolve or liquidate the Corporation;

c.

any person, entity or group of persons or entities acting jointly or in concert (the “Acquirer”) acquires, or acquires control (including, without limitation, the power to vote or direct the voting) of, voting securities of the Corporation which, when added to the voting securities owned of record or beneficially by the Acquirer or which the Acquirer has the right to vote or in respect of which the Acquirer has the right to direct the voting, would entitle the Acquirer and/or Associates and/or affiliates of the Acquirer to cast or direct the casting of 50% or more of the votes attached to all of the Corporation’s outstanding voting securities which may be cast to elect Directors of the Corporation or the successor corporation (regardless of whether a meeting has been called to elect Directors);

E-1

SCHEDULE "E"	DEFERRED SHARE UNIT PLAN

d.

as a result of or in connection with: (A) the contested election of Directors or (B) a transaction referred to in subparagraph 1.2(i)a) above, the nominees named in the most recent Management Information Circular of the Corporation for election to the board of Directors of the Corporation shall not constitute a majority of the Directors; or

e.	the Board adopts a resolution to the effect that a Change of Control as defined herein has occurred or is imminent;

j)	“Committee” means the committee of the Board responsible for recommending to the Board the compensation of the Participants, which at the effective date of the Plan is the Compensation Committee;

k)	“Corporate Secretary” means the corporate secretary of the Corporation;

l)

“Corporation” means Gammon Gold Inc. and its successors and assigns, and any reference in the Plan to activities by the Corporation means action by or under the authority of the Board or the Committee;

m)	“Deferred Share Unit” means a unit equivalent in value to a Share, credited by means of a bookkeeping entry in the books of the Corporation in accordance with Section 5;

n)	“Director” means any member of the Board;

o)

“Director’s Retainer” means the basic retainer payable to a Director for service as a member of the Board during a calendar year and, for greater certainty, shall not include, committee chairperson retainers, committee member retainers, Board or committee meeting fees, special remuneration for ad hoc services rendered to the Board or any discretionary grant of Deferred Share Units, if any;

p)	“Insider” means:

a.

an insider as defined under Section 1(1) of the Securities Act (Ontario), other than a person who falls within that definition solely by virtue of being a Director or Senior Officer of a Subsidiary, and

b.	an associate, as defined under Section 1(1) of the Securities Act (Ontario), of any person who is an insider by virtue of subparagraph 1.1(h)(i) above;

q)	“Options” means stock options under the Option Plan;

r)	“Option Plan” means the Gammon Gold Inc. Stock Option Plan, as amended from time to time;

s)	“Participant” means a current or former Director or Senior Officer who has been or is eligible to be credited with Deferred Share Units under the Plan;

t)	“Plan” means the Gammon Gold Inc. Deferred Share Unit Plan, as amended from time to time;

u)

“Redemption Dates” means up to two dates for the redemption of Deferred Share Units elected by Participants in a timely manner as described below, provided that in no event shall a Participant be permitted to elect a date which is earlier than the ninetieth (90) day following the Separation Date or later than the last business day of the calendar year following the calendar year in which the Separation Date occurs. If no Redemption Date is elected, or if it is not elected in a timely manner, “Redemption Date” shall mean the first business day following the six- month anniversary of the Separation Date. A Redemption Date shall be deemed to be elected “in a timely manner” if (i) it specifies the percentage of the Deferred Share Units the Participant wishes to have redeemed under Section 5.5 of the Plan on each Redemption Date and the election specifying the first Redemption Date is delivered prior to the Separation Date to the Corporate Secretary in the form prescribed by the Corporation, a copy of which is attached hereto as Schedule “C”, and the election, if any, specifying the second Redemption Date is delivered in writing to the Corporate Secretary prior to the occurrence of the first Redemption Date.

E-2

SCHEDULE "E"	DEFERRED SHARE UNIT PLAN

v)

“Security Based Compensation Arrangement” has the meaning ascribed thereto in Section 613 (or any successor thereto) of the TSX Company Manual (as the same may be amended from time to time), and includes, without limitation:

a.	stock option plans for the benefit of employees, insiders, service providers or any one of such groups;

b.	individual stock options granted to employees, service providers or insiders if not granted pursuant to a plan previously approved by the Corporation's security holders;

c.	stock purchase plans where the Corporation provides financial assistance or where the Corporation matches the whole or a portion of the securities being purchased;

d.	stock appreciation rights involving issuances of securities from treasury;

e.	any other compensation or incentive mechanism involving the issuance or potential issuances of securities of the Corporation; and

f.	security purchases from treasury by an employee, insider or service provider which is financially assisted by the Corporation by any means whatsoever;

w)	“Senior Officer” means any one of the President, the Chief Executive Officer, the Chief Operating Officer or the Chief Financial Officer of the Corporation;

x)	“Separation Date” means the earliest date on which all three of the following conditions are satisfied:

a.	the Participant ceases to be a Director or Senior Officer for any reason other than death; and

b.	the Participant is neither a Director or Senior Officer; and

c.	the Participant is no longer employed by the Corporation in any capacity.

y)	“Share” means a common share of the Corporation;

z)

“Stock Exchange” means the Toronto Stock Exchange, or, if the Shares are not listed on the TSX at the relevant time, such other stock exchange or over-the-counter market on which the Shares are principally listed or quoted, as the case may be; and

aa)	“Subsidiary” means any related entity to the Corporation, as such term is defined in National Instrument 45-106 - Prospectus and Registration Exemptions of the Canadian Securities Administrators.

1.3	Effective Date of the Plan

The effective date of the Plan shall be July 1, 2010. The Board shall review and confirm the terms of the Plan from time to time.

2.	ADMINISTRATION

2.1	Administration of the Plan

The Plan shall be administered by the Board, which shall have full authority to interpret the Plan, to establish, amend and rescind any rules and regulations relating to the Plan and to make such determinations as it deems necessary or desirable for the administration of the Plan. All actions taken and decisions made by the Board in this regard shall be final, conclusive and binding on all parties concerned, including, but not limited to, the Corporation, the Participants and their legal representatives.

2.2	Delegation

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SCHEDULE "E"	DEFERRED SHARE UNIT PLAN

The Board may delegate to any Director, officer or employee of the Corporation such of the Board’s duties and powers relating to the Plan as the Board may see fit.

2.3	Determination of Value if Shares Not Publicly Traded

Should the Shares not be publicly traded on the Stock Exchange at the relevant time, such that the Award Market Value cannot be determined in accordance with the formulae set out in the definitions of those terms, such values shall be determined by the Committee acting in good faith.

2.4	Taxes and Other Source Deductions

The Corporation shall be authorized to deduct from any amount paid or credited hereunder such minimum amount of taxes and other minimum amounts as it may be required to withhold pursuant to Applicable Laws, in such manner as it determines to be necessary or appropriate (the “Applicable Withholding Taxes”).

2.5	Compliance with Income Tax Act

Notwithstanding the foregoing, all actions of the Board, the Committee and the Corporate Secretary shall be such that this Plan continuously meets the conditions of paragraph 6801(d) of the Regulations under the Income Tax Act (Canada), or any successor provision, in order to qualify as a “prescribed plan or arrangement” for the purposes of the definition of a “salary deferral arrangement” contained in subsection 248(1) of the Income Tax Act (Canada).

2.6	No Liability

Neither the Board, the Committee, the Corporate Secretary, nor any officer or employee of the Corporation shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with this Plan, and the members of the Board, the Committee, the Corporate Secretary and such officers and employees of the Corporation shall be entitled to indemnification by the Corporation in respect of any claim, loss, damage or expense (including legal fees and disbursements) arising therefrom to the fullest extent permitted by law. The costs and expenses of implementing and administering this Plan shall be borne by the Corporation.

2.7	Eligibility

Deferred Share Units may be awarded under the Plan only to persons who are Directors or Senior Officers on the Award Date.

2.8	Information

As a condition of participating in the Plan, each Participant shall provide the Corporation with all information and undertakings that the Corporation requires in order to administer the Plan and comply with Applicable Laws.

2.9	Currency

Except where expressly provided otherwise all references in the Plan to currency refer to lawful Canadian currency.

3.	PAYMENT OF DIRECTOR’S RETAINER

A Director shall have the right to elect in each calendar year the manner in which the Participant wishes to receive the Director’s Retainer (whether in cash, Deferred Share Units or a combination thereof) by completing, signing and delivering to the Corporate Secretary the Acknowledgement and Election Form: (a) in the case of a current Director, by December 31 of such calendar year with such election to apply in respect of the Director’s Retainer for the following calendar year; or (b) in the case of a new Director, within thirty (30) days after the Director’s first election or appointment to the Board with such election to apply in respect of the calendar year in which such Director was elected or appointed to the Board. The Board may, from time to time, set such limits on the manner in which the Participants may receive their Director’s Retainers and every election made by a Participant in his or her Acknowledgement and Election Form shall be subject to such limits once they are set. If the Acknowledgment and Election Form is signed and delivered in accordance with this Section 3, the Corporation shall pay and/or issue the Director’s Retainer for the calendar year in question, as the case may be, to such Director in accordance with such Director’s Acknowledgment and Election Form. If the Acknowledgment and Election Form is not signed and delivered in accordance with this Section 3, the Corporation shall pay the Director’s Retainer in cash. If a Director has signed and delivered an Acknowledgment and Election Form in respect of one calendar year in accordance with this Section 3, but has not subsequently signed and delivered a new Acknowledgment and Election Form in respect of a subsequent calendar year, the Corporation shall continue to pay and/or issue the Director’s Retainer for each subsequent calendar year, if any, in the manner specified in the last Acknowledgment and Election Form that was signed and delivered by the Director in accordance with this Section 3, until such time as the Director signs and delivers a new Acknowledgment and Election Form in accordance with this Section 3.

E-4

SCHEDULE "E"	DEFERRED SHARE UNIT PLAN

4.	DISCRETIONARY GRANTS

Subject to this Section 4 and such other terms and conditions as the Board or the Committee may prescribe, the Committee may recommend the award of, and the Board may, acting on such recommendation, from time to time award, Deferred Share Units to a Participant, provided that in no event may a Participant receive, in any one year, a number of Deferred Share Units having an Award Market Value greater than:

a.	in the case of a Participant who is a Director, an amount equal to the value of the Director’s Retainer for such Director for such year; and

b.	in the case of a Participant who is a Senior Officer, an amount equal to the base salary for such Senior Officer for such year.

5.	DEFERRED SHARE UNITS

5.1	Deferred Share Unit Accounts and Vesting

(a)

All Deferred Share Units received by a Participant shall be credited to an account maintained for the Participant on the books of the Corporation as of the Award Date, except where Deferred Share Units have been granted pursuant to Section 4, in which case such Deferred Share Units shall be credited to the Participant’s account according to a vesting schedule recommended by the Committee and approved by the Board at its discretion. Notwithstanding the foregoing:

a.	no Deferred Share Units awarded to a Senior Officer shall vest before the expiry of three (3) years from the Award Date; and

b.	if the Board does not determine a vesting schedule for Deferred Share Units awarded to Directors, such Deferred Share Units shall vest immediately upon being awarded.

For administrative purposes, a separate register shall be maintained for each Participant by the Corporation for unvested Deferred Share Units. Unless otherwise determined by the Board, or as otherwise provided in the Plan, such Deferred Share Units shall cease to vest on the Separation Date and any Deferred Share Units which have not vested on the Separation Date shall be cancelled.

(b)	Notwithstanding the foregoing, unless otherwise determined by the Committee or the Board at or after the Award Date:

a.

any Deferred Share Units outstanding immediately prior to the occurrence of a Change in Control, but which are not then vested, shall become fully vested on the Separation Date if such Separation Date occurs within one (1) year of the occurrence of the Change in Control; and

b.

any Deferred Share Units which are credited to a Participant and are outstanding immediately prior to the Separation Date shall become fully vested on the Separation Date if such Separation Date was the result of (i) the termination by the Corporation without cause, or (ii) the resignation, at the request of the Corporation, of such Participant’s position as a Director or Senior Officer and such Participant’s employment with the Corporation, if any.

5.2	Number of Deferred Share Units

E-5

SCHEDULE "E"	DEFERRED SHARE UNIT PLAN

(a)

The number of Deferred Share Units (including fractional Deferred Share Units) to be credited as of the Award Date in respect of the Director’s Retainer shall be determined by dividing (a) the amount of the Director’s Retainer to be paid in Deferred Share Units by (b) the Award Market Value, with fractions computed to three decimal places.

(b)

The number of Deferred Share Units (including fractional Deferred Share Units) to be credited as of the Award Date in respect of a grant under Section 4 shall be such number of Deferred Share Units as the Board in its discretion determines to be appropriate in the circumstances.

5.3	Confirmation of Award

Certificates representing Deferred Share Units shall not be issued by the Corporation. Instead, the award of Deferred Share Units to a Participant shall be evidenced by a letter to the Participant from the Corporation in the form attached hereto as Schedule “B”.

5.4	Reporting of Deferred Share Units

Statements of the Deferred Share Unit accounts will be provided to the Participants on an annual basis in January of each year.

5.5	Redemption of Deferred Share Units

(a)

Subject to Section 5.5(b), each Participant shall receive, on the applicable Redemption Date, at the election of the Board, a number of Shares, to be issued from treasury that is equal to the number of Deferred Share Units being redeemed.

(b)	Where a Participant has elected to receive a portion of the Deferred Share Units on two Redemption Dates in accordance with Section 1.2(u), that Participant shall receive:

a.

on the first Redemption Date, at the election of the Board, a number of Shares, to be issued from treasury, that is equal to the number of Deferred Share Units recorded in the Participant’s account on such date which the Participant has elected to have redeemed; and

b.

on the second Redemption Date, at the election of the Board, a number of Shares, to be issued from treasury, that is equal to the number of Deferred Share Units remaining in the Participant’s account on such date.

(c)

Upon the issuance and delivery of the Shares or other securities or property issuable or deliverable upon the redemption of a Deferred Share Unit, such Deferred Share Unit shall be cancelled and no further issuances or deliveries shall be made to the Participant in respect of such Deferred Share Unit under the Plan.

5.6	Death of Participant Prior to Redemption

If a Participant dies prior to the redemption of the Deferred Share Units credited to the account of such Participant under the Plan, there shall be issued to the estate of such Participant on or about the thirtieth (30th) day after the Corporation is notified of the death of the Participant a number of Shares equivalent to the amount which would have been issued to the Participant pursuant to and subject to Section 5.5, calculated on the basis that the day on which the Participant died is the sole Redemption Date and that all such Deferred Share Units vested on such date. Upon redemption in full of all of the Deferred Share Units that become redeemable under this Section 5.6, the Deferred Share Units shall be cancelled and no further issuances of securities or payments will be made from the Plan in relation to the Participant.

E-6

SCHEDULE "E"	DEFERRED SHARE UNIT PLAN

5.7	Adjustments

(a)

Subdivisions and Redivisions: In the event of any subdivision or redivision of the Shares at any time into a greater number of Shares, all Deferred Share Units outstanding at the time of such subdivision or redivision shall be deemed to have been subdivided or redivided on the same basis as of such time, without the Participant making any additional payment or giving any other consideration therefor.

(b)

Consolidations: In the event of any consolidation of the Shares at any time into a lesser number of Shares, all Deferred Share Units outstanding at the time of such consolidation shall be deemed to have been consolidated on the same basis as of such time, without the Participant making any additional payment or giving any other consideration therefor.

(c)

Reclassifications/Changes: In the event of any reclassification or change of the Shares at any time, the Corporation shall thereafter deliver at the time of redemption of any Deferred Share Unit, where the Board elects pursuant to Section 5.5 to redeem such Deferred Share Unit by issuing Shares, the number of securities of the Corporation of the appropriate class or classes resulting from said reclassification or change as the Participant would have been entitled to receive in respect of the number of Shares for which such Deferred Share Unit is then being redeemed had such Deferred Share Unit been exercised before such reclassification or change.

(d)

Other Capital Reorganizations: In the event of any capital reorganization of the Corporation at any time which is, not otherwise covered in this Section 5.7, or a consolidation, amalgamation or merger of the Corporation with or into any other entity, or the sale of the properties and assets of the Corporation as or substantially as an entirety to any other entity (a “Reorganization”), each Deferred Share Unit that is outstanding on, and has not been redeemed prior to, the record date or the effective date (as applicable) of such Reorganization, shall entitle the Participant to whom it is credited to receive, upon the redemption of such Deferred Share Unit thereafter where the Board elects pursuant to Section 5.5 to redeem such Deferred Share Unit by issuing Shares, the number of other securities or property of the entity resulting from such Reorganization that the Participant would have been entitled to receive on such Reorganization if, on the record date or the effective date of such Reorganization, such Participant had been the registered holder of the number of Shares to which such Participant would have been entitled had such Deferred Share Unit been redeemed immediately before such record date or effective date.

(e)

Other Changes: In the event that the Corporation takes any action affecting the Shares at any time, other than any action described above, which in the opinion of the Board would materially affect the rights of the Participant, or in the event that the Board, in good faith, determines that the adjustments prescribed by this Section 5.7 for the actions describe above would not be fair to Participants, the number of Shares issuable upon the redemption of any Deferred Share Unit will be adjusted in such manner, if any, and at such time, as the Board may determine, but subject in all cases to any necessary regulatory and, if required, shareholder approval. Failure to take such action by the Board so as to provide for an adjustment on or prior to the effective date of any action by the Corporation affecting the Shares will be conclusive evidence that the Board has determined that it is equitable to make no adjustment in the circumstances.

(f)

The Corporation shall not be obligated to issue fractional Shares in satisfaction of its obligations under the Plan or any Deferred Share Unit and the Participant will not be entitled to receive any form of compensation in lieu thereof.

(g)

If at any time the Corporation grants to its shareholders the right to subscribe for and purchase pro rata additional securities of any other corporation or entity, there shall be no adjustments made to the number of Shares or other securities subject to the Deferred Share Units in consequence thereof and the Deferred Share Units shall remain unaffected.

(h)	The adjustment in the number of Shares issuable pursuant to Deferred Share Units provided for in this Section 5.7 shall be cumulative.

(i)

On the happening of each and every of the foregoing events, the applicable provisions of the Plan and each of them shall, ipso facto, be deemed to be amended accordingly and the Board shall take all necessary action so as to make all necessary adjustments in the number and kind of securities subject to any outstanding Deferred Share Unit (and the Plan) and the exercise price thereof.

5.8	Issuance of Shares

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SCHEDULE "E"	DEFERRED SHARE UNIT PLAN

(a)

Compliance with Applicable Laws: No Share shall be delivered under the Plan unless and until the Board has determined that all provisions of Applicable Laws and the requirements of the Stock Exchange have been satisfied. The Board may require, as a condition of the issuance and delivery of Shares pursuant to the terms hereof, that the recipient of such Shares make such covenants, agreements and representations, as the Board in its sole discretion deems necessary or desirable.

(b)

No Fractional Shares: The Corporation shall not be required to issue fractional Shares on account of the redemption of Deferred Share Units. If any fractional interest in a Share would, except for this provision, be deliverable on the redemption of Deferred Share Units, the Corporation shall, in lieu of delivering any certificate of such fractional interest, satisfy such fractional interest by paying to the Designated Participant or his Beneficiary, if applicable, a cash amount equal to the fraction of the Share corresponding to such fractional interest multiplied by the Market Value of such Share.

5.9	No Interest

For greater certainty, no interest shall accrue to, or be credited to, a Participant on any amount payable under the Plan.

6.	GENERAL

6.1	Amendment, Suspension, or Termination of Plan

(a)

Subject to Sections 6.1(b) to (e), the Board may, in its sole discretion, at any time and from time to time: (i) amend or suspend the Plan in whole or in part, (ii) amend or discontinue any Deferred Share Units granted under the Plan, and (iii) terminate the Plan, without prior notice to or approval by any Participants or shareholders of the Corporation. Without limiting the generality of the foregoing, the Board may:

a.

amend the definition of “Participant” or the eligibility requirements for participating in the Plan, where such amendment would not have the potential of broadening or increasing Insider participation;

b.	amend the manner in which Participants may elect to participate in the Plan or elect Redemption Dates;

c.	amend the provisions of this Plan relating to the redemption of Deferred Share Units and the dates for the redemption of the same; and

d.	make any amendment which is intended to ensure compliance with Applicable Laws and the requirements of the Stock Exchange;

e.	make any amendment which is intended to provide additional protection to shareholders of the Corporation (as determined at the discretion of the Board);

f.

make any amendment which is intended to remove any conflicts or other inconsistencies which may exist between any terms of the Plan and any provisions of any Applicable Laws and the requirements of the Stock Exchange;

g.	make any amendment which is intended to cure or correct any typographical error, ambiguity, defective or inconsistent provision, clerical omission, mistake or manifest error;

h.	make any amendment which is not expected to materially adversely affect the interests of the shareholders of the Corporation; and

i.	make any amendment which is intended to facilitate the administration of the Plan.

(b)

Any such amendment, suspension, or termination shall not adversely affect the Deferred Share Units previously granted to a Participant at the time of such amendment, suspension or termination, without the consent of the affected Participant.

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SCHEDULE "E"	DEFERRED SHARE UNIT PLAN

(c)

No modification or amendment to the following provisions of the Plan shall be effective unless and until the Corporation has obtained the approval of the shareholders of the Corporation in accordance with the rules and policies of the Stock Exchange:

a.	the number of Shares reserved for issuance under the Plan (including a change from a fixed maximum number of Shares to a fixed maximum percentage of Shares);

b.	the definition of “Participant” or the eligibility requirements for participating in the Plan, where such amendment would have the potential of broadening or increasing Insider participation;

c.	the extension of any right of a Participant under the Plan beyond the date on which such right would originally have expired;

d.	the terms of this Section 6.1.

(d)

No amendment, suspension or discontinuance of the Plan or of any granted Deferred Share Unit may contravene the requirements of the Stock Exchange or any securities commission or regulatory body to which the Plan or the Corporation is now or may hereafter be subject.

(e)

If the Board terminates the Plan, no new Deferred Share Units (other than Deferred Share Units that have been granted but vest subsequently pursuant to Section 5.1) will be credited to the account of a Participant, but previously credited (and subsequently vesting) Deferred Share Units shall be redeemed in accordance with the terms and conditions of the Plan existing at the time of termination. The Plan will finally cease to operate for all purposes when the last remaining Participant receives the redemption price for all Deferred Share Units recorded in the Participant’s account. Termination of the Plan shall not affect the ability of the Board to exercise the powers granted to it hereunder with respect to Deferred Share Units granted under the Plan prior to the date of such termination.

6.2	Compliance with Laws

(a)

The administration of the Plan, including the Corporation’s issuance of any Deferred Share Units or its obligation to make any payments or issuances of securities in respect thereof, shall be subject to and made in conformity with all Applicable Laws.

(b)

Each Participant shall acknowledge and agree (and shall be conclusively deemed to have so acknowledged and agreed by participating in the Plan) that the Participant shall, at all times, act in strict compliance with the Plan and all Applicable Laws, including, without limitation, those governing “insiders” of “reporting issuers” as those terms are construed for the purposes of applicable securities laws, regulations and rules.

(c)

In the event that the Committee recommends and the Board, after consultation with the Corporation’s Chief Financial Officer and external auditors, determines that it is not feasible or desirable to honour an election in favour of Deferred Share Units or to honour any other provision of the Plan (other than the Redemption Date) under generally accepted accounting principles as applied to the Plan and the accounts established under the Plan for each Participant, the Committee shall recommend and the Board shall make such changes to the Plan as the Board reasonably determines, after consultation with the Corporation’s Chief Financial Officer and external auditors, are required in order to avoid adverse accounting consequences to the Corporation with respect to the Plan and the accounts established under the Plan for each Participant, and the Corporation’s obligations under the Plan shall be satisfied by such other reasonable means as the Board shall in its good faith determine.

6.3	Reorganization of the Corporation

The existence of any Deferred Share Units shall not affect in any way the right or power of the Corporation or its shareholders to make or authorize any adjustment, recapitalization, reorganization or other change in the Corporation’s capital structure or its business, or any amalgamation, combination, merger or consolidation involving the Corporation or to create or issue any bonds, debentures, shares or other securities of the Corporation or the rights and conditions attaching thereto or to effect the dissolution or liquidation of the Corporation or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise.

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SCHEDULE "E"	DEFERRED SHARE UNIT PLAN

6.4	General Restrictions and Assignment

(a)

Except as required by law, the rights of a Participant under the Plan are not capable of being assigned, transferred, alienated, sold, encumbered, pledged, mortgaged or charged and are not capable of being subject to attachment or legal process for the payment of any debts or obligations of the Participant.

(b)	The rights and obligations of the Corporation under the Plan may be assigned by the Corporation to a successor in the business of the Corporation.

6.5	No Right to Service

Neither participation in the Plan nor any action taken under the Plan shall give or be deemed to give any Participant a right to continued appointment as a Director or as a Senior Officer, continued employment with the Corporation and shall not interfere with any right of the shareholders of the Corporation to remove any Participant as a Director or any right of the Corporation to terminate a Senior Officer’s office or employment with the Corporation at any time.

6.6	No Shareholder Rights

Deferred Share Units are not Shares and under no circumstances shall Deferred Share Units be considered Shares. Deferred Share Units shall not entitle any Participant any rights attaching to the ownership of Shares, including, without limitation, voting rights, dividend entitlement or rights on liquidation, nor shall any Participant be considered the owner of the Shares by virtue of the award of Deferred Share Units.

6.7	Units Non-Transferable

Deferred Share Units are non-transferable (except to a Participant’s estate as provided in Section 5.6) .

6.8	Unfunded and Unsecured Plan

The Corporation shall not be required to fund, or otherwise segregate assets to be used for required payments under the Plan. Unless otherwise determined by the Board, the Plan shall be unfunded and the Corporation will not secure its obligations under the Plan. To the extent any Participant or his or her estate holds any rights by virtue of a grant of Deferred Share Units under the Plan, such rights (unless otherwise determined by the Board) shall have no greater priority than the rights of an unsecured creditor of the Corporation.

6.9	No Other Benefit

No amount will be paid to, or in respect of, a Participant under the Plan to compensate for a downward fluctuation in the price of a Share, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose.

6.10	Governing Law

The Plan shall be governed by, and interpreted in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein, without regard to principles of conflict of laws.

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SCHEDULE "E"	DEFERRED SHARE UNIT PLAN

6.11	Interpretation

In this text, words importing the singular meaning shall include the plural and vice versa, and words importing the masculine shall include the feminine gender.

6.12	Severability

The invalidity or unenforceability of any provision of this Plan shall not affect the validity or enforceability of any other provision and any invalid or unenforceable provision shall be severed from this Plan.

7.	LIMITATIONS ON SHARES TO BE ISSUED

7.1 Maximum Number of Shares Issuable

Subject to adjustment in accordance with Section 5.7, the maximum number of Shares which the Corporation may issue from treasury in connection with the redemption of Deferred Share Units granted under the Plan shall be 1,000,000 Shares, or such greater number as may be approved from time to time by the Corporation’s shareholders.

7.2	Maximum Number of Shares Issuable to Insiders

The maximum number of common shares that may be (i) issued to Insiders pursuant to the Plan within any one year period, and (ii) issuable to Insiders pursuant to the Plan at any time, when combined with all of Shares issuable pursuant to any other Security Based Compensation Arrangement, shall not exceed 10% of the total number of outstanding Shares.

APPROVED by the Board of Gammon Gold Inc. on March 26, 2010.

E-11

SCHEDULE "E"	DEFERRED SHARE UNIT PLAN

SCHEDULE "A"
GAMMON GOLD INC.
DEFERRED SHARE UNIT PLAN

THIS ACKNOWLEDGEMENT AND ELECTION FORM MUST BE RETURNED TO GAMMON GOLD INC. (THE “CORPORATION”) (AT THE FOLLOWING FAX NUMBER: (902) 468-0631 BY 5:00 P.M. (EASTERN TIME)) BEFORE DECEMBER 31, 20 . [FOR NEW PARTICIPANTS: WITHIN 30 DAYS OF ELIGIBILITY TO PARTICIPATE]

ACKNOWLEDGEMENT AND ELECTION FORM

Note:	All capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Deferred Share Unit Plan of Gammon Gold Inc.

Part A: General

I, ______________________________________________________________, acknowledge that:

1.	I have received and reviewed a copy of the Gammon Gold Inc. Deferred Share Unit Plan (the “Plan”) and agree to be bound by it.

2.

The value of a Deferred Share Unit is based on the trading price of a Share and is thus not guaranteed. The eventual value of a Deferred Share Unit on the applicable redemption date may be higher or lower than the value of the Deferred Share Unit at the time it was allocated to my account in the Plan.

3.

I will be liable for income tax when Deferred Share Units vest or are redeemed in accordance with the Plan. Any cash payments made pursuant to the Plan shall be net of Applicable Withholding Taxes (including, without limitation, applicable source deductions). I understand that the Corporation is making no representation to me regarding taxes applicable to me under this Plan and I will confirm the tax treatment with my own tax advisor.

4.

No funds will be set aside to guarantee the redemption of Deferred Share Units or the payment of any other sums due to me under the Plan. Future payments pursuant to the Plan are an unfunded liability recorded on the books of the Corporation. Any rights under the Plan by virtue of a grant of Deferred Share Units shall have no greater priority than the rights of an unsecured creditor.

5.

I acknowledge and agree (and shall be conclusively deemed to have so acknowledged and agreed by participating in the Plan) that I shall, at all times, act in strict compliance with the Plan and all Applicable Laws, including, without limitation, those governing “insiders” of “reporting issuers” as those terms are construed for the purposes of applicable securities laws, regulations and rules.

6.	I agree to provide the Corporation with all information and undertakings that the Corporation requires in order to administer the Plan and comply with Applicable Laws..

7.	I understand that:

(a)	All capitalized terms shall have the meanings attributed to them under the Plan;

All cash payments, if any, will be net of any Applicable Withholding Taxes; and

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SCHEDULE "E"	DEFERRED SHARE UNIT PLAN

(b)

If I am a Director and I resign or am removed from the Board or if I am a Senior Officer and I cease to be employed by the Corporation, unless otherwise determined by the Board, I will forfeit any Deferred Share Units which have not yet vested on such date, as set out in detail in the Plan.

Part B: Director’s Retainer

3.	I am a Director and I hereby elect irrevocably to have my Director’s Retainer for the 20__ calendar year payable as follows:

A.	_________ % in Deferred Share Units; and
B.	_________ % in cash.

The total amount of A and B must equal 100%. You must elect in increments of 10% under A and B. The percentage allocated to Deferred Share Units may be limited by the Board of Directors of Gammon Gold Inc. at its discretion.

DATED this _____ day of ______________________ , 2010.

Participant Signature

Participant Name (please print)

Date

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SCHEDULE "E"	DEFERRED SHARE UNIT PLAN

SCHEDULE “B”
GAMMON GOLD INC.
DEFERRED SHARE UNIT PLAN

CONFIRMATION OF AWARD OF DEFERRED SHARE UNITS

Personal & Confidential

[Date]

[Name of Director/Senior Officer]

Dear [Name]:

[If the Participant is Director who has made an election: This is to confirm that for the [year] calendar year you have elected to receive Deferred Share Units (“DSUs”) in lieu of receiving [number]% of your Director’s Retainer for such calendar year in cash]

We are pleased to advise you that [number] DSUs have been awarded to you at the discretion of the Board of Directors of Gammon Gold Inc. pursuant to the Gammon Gold Deferred Share Unit Plan (the “Plan”) and will be credited to your account in accordance with the following vesting schedule:

Number of DSUs

[Vesting Date]	[Number of Deferred Share Units Vested]

[Vesting Date]	[Number of Deferred Share Units Vested]

[Vesting Date]	[Number of Deferred Share Units Vested]

[Vesting Date]	[Number of Deferred Share Units Vested]

GAMMON GOLD INC.

By: ______________________________________
Name:
Title:

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SCHEDULE "E"	DEFERRED SHARE UNIT PLAN

SCHEDULE “C”
GAMMON GOLD INC.
DEFERRED SHARE UNIT PLAN

REDEMPTION DATE ELECTION FORM

Note:	All capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Deferred Share Unit Plan of Gammon Gold Inc.

I hereby advise the Corporation that I desire the Corporation to redeem the Deferred Share Units credited to my account under the Plan on the date or dates set forth below [Insert at least the First Redemption Date; the Second Redemption Date may be chosen by delivering a second notice in this form at any time prior to the First Redemption Date. No Redemption Date may be earlier than the ninetieth (90) day following the Separation Date or later than the last business day of the calendar year following the calendar year in which the Separation Date occurs.]:

1.	_____ % _______________________________ on (the “First Redemption Date”); and
2.	_____ % _______________________________ on (the “Second Redemption Date”).

Participant Signature

Participant Name (please print)

Date

E-15

SCHEDULE "F"	RESOLUTION TO APPROVE THE DEFERRED SHARE UNIT PLAN

ORDINARY RESOLUTION OF THE SHAREHOLDERS OF
GAMMON GOLD INC.
TO APPROVE THE DEFERRED SHARE UNIT PLAN

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.     The Deferred Share Unit Plan of the Corporation and the reservation of 1,000,000 common shares of the Corporation for issuance thereunder, as more fully described in the Corporation’s Management Information Circular dated April 13, 2010, be and the same is hereby approved; and

2.     any one Director or officer of the Corporation be and is hereby authorized to do all acts and things and execute all documents, as may be necessary or desirable in his or her opinion to give effect to the foregoing.

F-1